            AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY , 2001
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                  I-MANY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                        7389                      01-0524931
(State or other jurisdiction        (Primary Standard            (I.R.S. Employer
             of                        Industrial             Identification Number)
incorporation or organization)  Classification Code Number)

                               537 CONGRESS STREET
                                   5(TH) FLOOR
                           PORTLAND, MAINE 04101-3353
                                 (207) 774-3244
   (Address Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                 A. LEIGH POWELL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  I-MANY, INC.
                               537 CONGRESS STREET
                                   5(TH) FLOOR
                           PORTLAND, MAINE 04101-3353
                                 (207) 774-3244
             (Name, Address Including Zip Code and Telephone Number,
                   Including Area Code, of Agent for Service)

                           --------------------------

                                    COPY TO:

                             JEFFREY A. STEIN, ESQ.
                                HALE AND DORR LLP
                                 60 STATE STREET
                                BOSTON, MA 02109
                            TELEPHONE: (617) 526-6000
                            TELECOPY: (617) 526-5000

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

                           --------------------------

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. /X/

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

       If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================
                                                              PROPOSED          PROPOSED
                                            AMOUNT            MAXIMUM           MAXIMUM
                                            TO BE             OFFERING PRICE    AGGREGATE           AMOUNT OF
TITLE OF SHARES TO BE REGISTERED            REGISTERED        PER SHARE (1)     OFFERING PRICE(1)   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per
Share....................................   196,228           $7.59             $1,489,370.50       $372.34
=================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on July 10, 2001.


       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND NEITHER WE NOR THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS ARE SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 12, 2001.


                                  I-MANY, INC.

                          196,228 SHARES OF COMMON STOCK


       This prospectus relates to resales of shares of our common stock issued by us to the former stockholders of Chi-Cor Information Management, Inc. and Intersoft International, Inc., in connection with our acquisitions of those companies.

       We will not receive any proceeds from the sale of the shares.

       The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

       We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus.

       Our common stock is traded on the Nasdaq National Market under the symbol "IMNY." On July 10, 2001, the closing sale price of the common stock on Nasdaq was $7.45 per share. You are urged to obtain current market quotations for the common stock.

                      -------------------------------------

       INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                     --------------------------------------

       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this prospectus is            , 2001.

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "I-MANY," "WE," "US" AND "OUR" REFER TO I-MANY, INC., A DELAWARE CORPORATION.

                            ------------------------

                                TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................       1
Risk Factors................................................       5
Cautionary Note Regarding Forward-Looking Statements........       8
Use of Proceeds.............................................      10
Selling Stockholders........................................      10
Price Range of Common Stock and Dividend Policy.............      12
Capitalization..............................................      13
Dilution....................................................      14
Selected Financial Data.....................................      15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      16
Business....................................................      25
Management..................................................      37
Certain Transactions........................................      48
Principal Stockholders......................................      49
Description of Capital Stock................................      51
Plan of Distribution........................................      54
Legal Matters...............................................      55
Experts.....................................................      55
Where You Can Find More Information.........................      55
Index to Financial Statements...............................     F-1

                            ------------------------

       We own or have rights to tradenames and trademarks that we use in connection with the sale of our products and services. We own the U.S. registered trademark CARS-Registered Trademark-, which is an acronym for our Contract Administration and Reporting System. "CARS/Medicaid," "CARS/Analytics," "I-many.com" and "I-many" are also our trademarks. All other trademarks and service marks referenced in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

       This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully.

                                     I-MANY

       We provide software and Internet-based solutions and related professional services that allow our clients to more effectively manage their business-to-business relationships. Our clients include supply chain participants in different vertical markets who engage in business-to-business commerce, such as manufacturers, distributors, demand aggregators, retailers, public and private business-to-business ecommerce exchanges and purchasers. Our proprietary applications are designed to help our clients:

       - Identify potential business relationship partners and assess the financial impact of potential new business relationships;

       - Manage business relationships among supply chain participants, including by allowing them to:

            o Negotiate and structure business relationships, such as purchase contracts that contain complex pricing provisions including special promotions, rebates and chargebacks, and that incorporate data such as purchase volume and increases in manufacturers' market share;

            o Track the achievement of goals under such business relationships and establish amounts to be paid or rebated between supply chain partners; and

            o Evaluate the effect of particular contract provisions and special promotions upon profitability and market share.

       - Resolve existing or potential disputes among supply chain participants regarding:

            o Contract terms and conditions, achievement of performance based incentives, including pricing and eligibility for favorable contract terms and other incentives; and

            o Non-contract issues such as the actual quantity, quality and condition of purchased goods when received.

       Our applications facilitate the resolution of disputes among supply chain participants by automating the process of retrieving and isolating transaction data and making the data accessible to all parties to the relationship.

       Our products and services were originally developed to manage complex contract purchasing relationships in the healthcare industry. To date, the majority of our sales have been to parties involved in the purchase, sale and distribution of healthcare supplies and pharmaceutical products, including manufacturers, purchasers, group purchasing organizations and distributors. Our products are currently used by more than 150 clients, including eight of the largest ten and 16 of the largest 20, pharmaceutical manufacturers, ranked according to annual revenues. Our healthcare industry clients include Bayer, Boehringer Ingelheim, Premier, Inc. and Glaxo Wellcome. One of these three clients, Premier, Inc., accounted for more than 10% of our revenues in 2000.

       We are seeking to expand our products and services to new vertical markets, particularly the consumer packaged goods and foodservice industries. We are also targeting customers in the electronics, bulk chemicals, building products and agricultural-chemical industries, although we have not yet recognized revenues from sales in these industries.

       We believe that the growth of business-to-business e-commerce will be characterized by the increasing use of contract purchasing agreements between supply chain participants. In the consumer goods, food products, healthcare and other industries where complex purchase contracts are used, the process of determining the availability of incentives under these contracts is done often using paper-based or legacy computer systems which are unsuitable for managing the volume and complexity of purchasing. In addition, these industries employ pricing mechanisms such as chargebacks and rebates to adjust amounts paid by the purchaser. Administering these chargebacks and rebates results in high administrative costs and disputes involving substantial amounts of money.

RECENT DEVELOPMENTS

       On July 2, 2001, we issued the following press release:

       "I-many, Inc. (NASDAQ: IMNY), the leader in contract management solutions, announced today that it expects its second quarter revenues to be in the range of $13.0 million to $13.6 million.

       The Company anticipates a loss of approximately ($.10) to ($.12) per share on a cash basis. The Company's revenues would reflect an increase of between 57% and 60% over revenues in the same period of 2000.

       'We experienced a more challenging quarter than we had expected due to a number of factors which deferred purchases that we had expected to occur late in the quarter, including the impact of the merger or sale of several prospective customers as well as lengthened decision cycles associated with the prevailing economic climate', said A. Leigh Powell, President and CEO of I-many. 'While the impact of the current environment is not unique to I-many, we currently anticipate a strong recovery as market conditions stabilize. Our sales pipeline remains strong and we remain confident in I-many's ability to maintain its leadership position in the contract management space.'

       I-many expects to announce its final results for the second quarter on Thursday, July 26, 2001.

       The company will be holding a conference call on Tuesday, July 3, 2001 at 9:00 AM EDT. The dial-in number is (800) 442-9686. There will be a live webcast of the call available at WWW.STREETEVENTS.COM and a replay of the webcast will be available at I-many's website at WWW.IMANY.COM. A replay of the call will be available at (800) 642-1687, access code 1309962."

                                   OUR ADDRESS

       Our principal executive offices are located at 537 Congress Street, Portland, Maine 04101. Our telephone number at that address is (207) 774-3244. Our primary sales and marketing office is located in Edison, New Jersey. Our website is located at WWW.IMANYINC.COM. The information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock offered by selling stockholders.............     196,228 shares

Use of proceeds..........................................     I-many will not receive any
                                                              proceeds from the sale of shares
                                                              of this offering.


Nasdaq National Market symbol.............................    IMNY

       I-many was originally incorporated in Massachusetts as Systems Consulting Company, Inc., or SCC, on June 5, 1989. On April 2, 1998, SCC Technologies, Inc., a Delaware corporation, was formed as a holding company and acquired all the stock of SCC. In January 2000, SCC Technologies, Inc. changed its name to I-many, Inc. and SCC merged into I-many, Inc.

                             SUMMARY FINANCIAL DATA

       The summary financial data presented below have been derived from the audited and unaudited financial statements of I-many included elsewhere in this prospectus.

       The following data should be read in conjunction with our consolidated financial statements, including the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                 THREE MONTHS
                                               YEARS ENDED DECEMBER 31,          ENDED MARCH 31,
                                            --------------------------------   --------------------
                                              1998        1999        2000       2000         2001
                                            --------    --------    --------   --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total net revenues ......................   $ 13,542    $ 19,411    $ 36,467    $  6,789    $ 15,265
Cost of revenues ........................      2,062       5,354      15,911       3,244       4,356
                                            --------    --------    --------    --------    --------
    Gross profit ........................     11,480      14,057      20,556       3,545      10,909

Total operating expenses ................      9,760      19,142      46,175       9,386      12,818
                                            --------    --------    --------    --------    --------
    Income (loss) from operations .......      1,720      (5,085)    (25,619)     (5,841)     (1,909)

Other income (expense), net .............       (129)        146       1,444         139         620
Provision for (benefit from) income taxes       (320)        281        --          --          --
                                            --------    --------    --------    --------    --------

    Net income (loss) ...................   $  1,911    $ (5,220)   $(24,175)   $ (5,702)   $ (1,289)
                                            ========    ========    ========    ========    ========

Net income (loss) per share:
    Basic ...............................   $   0.19    $  (0.46)   $  (1.12)   $  (0.47)   $  (0.04)
                                            ========    ========    ========    ========    ========
    Diluted .............................   $   0.11    $  (0.46)   $  (1.12)   $  (0.47)   $  (0.04)
                                            ========    ========    ========    ========    ========
Weighted average shares outstanding:
    Basic ...............................     10,192      11,433      22,048      12,569      33,095
                                            ========    ========    ========    ========    ========
    Diluted .............................     18,317      11,433      22,048      12,569      33,095
                                            ========    ========    ========    ========    ========

                                                                 AS OF MARCH 31, 2001
                                                                 -----------------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................            $48,629
Working capital.............................................             47,156
Total assets................................................             89,028
Total stockholders' equity (deficit)........................             71,395


                                  RISK FACTORS

       ANY INVESTMENT IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD LIKELY SUFFER. IN THESE CIRCUMSTANCES, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

WE HAVE INCURRED SUBSTANTIAL LOSSES IN 1999 AND 2000 AND FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND OUR RETURN TO PROFITABILITY IS UNCERTAIN

       We incurred net losses of approximately $5.2 million in the year ended December 31, 1999 and $24.2 million in the year ended December 31, 2000 and we had an accumulated deficit at March 31, 2001 of $31.1 million. Even though our net loss narrowed significantly in the quarter ended March 31, 2001 to $1.3 million, we expect to continue spending significantly, principally for sales, marketing and development expenses, and therefore we will need to grow our revenues significantly before we reach profitability. Although we have been profitable in certain years, our business model is evolving and we cannot assure you that we will achieve sufficient revenues to become profitable in the future. If our revenue grows more slowly than we anticipate or if our operating expenses either increase more than we expect or cannot be reduced in light of lower than expected revenue, we may not be profitable.

IT IS DIFFICULT FOR US TO PREDICT WHEN OR IF SALES WILL OCCUR, AND WE OFTEN INCUR SIGNIFICANT SELLING EXPENSES IN ADVANCE OF OUR RECOGNITION OF ANY RELATED REVENUE

       Our clients view the purchase of our software applications and related professional services as a significant and strategic decision. As a result, clients carefully evaluate our software products and services. The length of this evaluation process is affected by factors such as the client's need to rapidly implement a solution and whether the client is new or is extending an existing implementation. The license of our software products may also be subject to delays if the client has lengthy internal budgeting, approval and evaluation processes which are quite common in the context of introducing large enterprise-wide tools. We may incur significant selling and marketing expenses during a client's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration, before the client places an order with us. Clients may also initially purchase a limited number of licenses before expanding their implementations. Larger clients may purchase our software products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in the recognition of our license revenues. If revenues forecasted from a significant client for a particular quarter are not realized or are delayed, we may experience an unplanned shortfall in revenues during that quarter. This may cause our operating results to be below the expectations of public market analysts or investors, which could cause the value of our common stock to decline.

OUR METHOD OF ACCOUNTING FOR THE COSTS WE INCURRED IN CONNECTION WITH THE DEVELOPMENT OF OUR INTERNET PORTAL IS BASED ON OUR BUSINESS MODEL, AND IN THE EVENT OUR BUSINESS MODEL CHANGES, WE MAY BE REQUIRED TO INCUR A CHARGE AGAINST EARNINGS

       In accordance with generally accepted accounting principles, we have capitalized certain of our costs related to the development of imany.com, our proprietary Internet portal, and we are amortizing the capitalized costs over an estimated useful life of twenty-four months. In the event that our business model changes such that our portal is no longer deemed to have sufficient value to justify the then carrying value of the capitalized costs, we would be required to write off all, or a portion of, these capitalized costs. In such an event, our results of operations for the period in which we take such a charge could be materially adversely affected.

WE HAVE TWO MANAGEMENT LOCATIONS AND OTHER FACILITIES AND AS WE CONTINUE TO GROW WE MAY EXPERIENCE DIFFICULTIES IN OPERATING FROM THESE FACILITIES

       Certain members of our management team are based at our corporate headquarters located in Portland, Maine, and other members of our management team are based at our sales office in Edison, New Jersey. In addition, as a result of our acquisitions, we have added additional facilities, including an office in London, England. As we grow, the geographic distance between these offices could make it more difficult for our management and other employees to effectively communicate with each other and, as a result, could place a significant strain on our managerial, operational and financial resources. Our total revenue increased from $7.5 million in the year ended December 31, 1997 to $36.5 million in the year ended December 31, 2000, and to $15.3 million in the quarter ended March 31, 2001, and the number of our employees increased from 67 as of December 31, 1997 to 393 as of March 31, 2001. To accommodate this growth, we must implement new or upgraded operating and financial systems, procedures and controls. We may not succeed in these efforts. Our failure to expand and integrate these systems in an efficient manner could prevent us from successfully implementing our business model. If we continue to grow, we will need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing and sales backgrounds. Because these individuals are in high demand, we may not be able to attract the staff we need to accommodate our expansion.

WE ARE HIGHLY DEPENDENT UPON THE HEALTHCARE INDUSTRY AND FACTORS WHICH ADVERSELY AFFECT THAT MARKET COULD ALSO ADVERSELY AFFECT US

       Most of our revenue to date has come from pharmaceutical companies and a limited number of other clients in the healthcare industry, and our future growth depends, in large part, upon increased sales to the healthcare market. In the first three months of 2001, one customer, Premier, Inc., accounted for approximately 14 percent of our total revenues. As a result, demand for our solutions could be affected by any factors which could adversely affect the demand for healthcare products which are purchased and sold pursuant to contracts managed through our solutions. The financial condition of our clients and their willingness to pay for our solutions are affected by factors which may impact the purchase and sale of healthcare products, including competitive pressures, decreasing operating margins within the industry, currency fluctuations, active geographic expansion and government regulation. The healthcare market is undergoing intense consolidation. We cannot assure you that we will not experience declines in revenue caused by mergers or consolidations among our clients and potential clients.

OUR EFFORTS TO TARGET MARKETS OTHER THAN THE HEALTHCARE MARKET HAVE NOT YET RESULTED IN SIGNIFICANT REVENUE, AND WE CANNOT BE SURE THAT OUR INITIATIVES IN THESE OTHER MARKETS WILL BE SUCCESSFUL

       As part of our growth strategy, we have begun initiatives to sell our CARS software suite of products and services in markets other than the healthcare market, including the consumer packaged goods, foodservice and other industries. While we believe that the contractual purchase relationships between manufacturers and customers in these markets have similar attributes to those in the healthcare market, we cannot assure you that our assumptions are correct or that we will be successful in adapting our technology to these other markets. Although we have entered into a strategic relationship with Procter & Gamble, we do not yet know how rapidly or successfully our purchase contract management software solutions will be implemented in the commercial products industry. In connection with our efforts in other industries, it may be necessary for us to hire additional personnel with expertise in these other markets.

OUR BUSINESS MODEL INCLUDES HOSTING OUR SOFTWARE APPLICATIONS ON BEHALF OF OUR CLIENTS AND MAINTAINING THEIR CRITICAL SALES DATA, AND IF OUR SYSTEMS FAIL OR THE DATA IS LOST OR CORRUPTED, OUR CLIENTS MAY LOSE CONFIDENCE IN US

       We offer to host our software products on our computers or on computers hosted on our behalf for access by our clients and we offer to maintain certain of our clients' critical sales data on our computers or on computers hosted on our behalf. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, human error, computer viruses, intentional acts of vandalism and similar events could damage these systems and result in loss of customer data or a loss in the ability of our clients to access the software we are hosting for their use. Our clients would lose confidence in us and could stop doing business with us if our systems were affected by any of these occurrences or if any client data were lost. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems or loss of data.

WE MAY NOT BE SUCCESSFUL IN ACQUIRING NEW TECHNOLOGIES OR BUSINESSES AND THIS COULD HINDER OUR EXPANSION EFFORTS

       We intend in the future to consider additional acquisitions of or new investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify appropriate acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, WE MAY HAVE DIFFICULTY INTEGRATING THOSE NEW TECHNOLOGIES OR BUSINESSES

       We have acquired Chi-Cor Information Management, Inc., Intersoft International, Inc. and BCL Vision Ltd., which are located in Chicago, Illinois, Cleveland, Ohio and London, England, respectively. Any other company that we acquire is likely to be distant from our headquarters in Portland, Maine and will have a culture different from ours as well as technologies, products and services that our employees will need to understand and integrate with our own. We will have to assimilate those employees, technologies and products and that effort is difficult, time-consuming and may be unsuccessful. If we are not successful, our investment in the acquired entity may be lost, and even if we are successful, the process of integrating an acquired entity may divert our attention from our core business.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED

       In connection with our acquisitions of ChiCor, Vintage Software, Inc. and Intersoft, we have recorded $18.6 million of intangible assets, the amortization of which will adversely affect our results of operations in future periods. In addition, we recorded a $2.4 million charge during the fourth quarter of 2000 for a write-off of the purchase price of ChiCor as in-process research and development. We expect to record a significant amount of intangibles assets and a write-off of in-process research and development in connection with our April 9, 2001 acquisition of BCL Vision Ltd., and with respect to any future acquisition.

OUR FIXED COSTS MAY LEAD TO FLUCTUATIONS IN OPERATING RESULTS IF OUR REVENUES ARE BELOW EXPECTATIONS WHICH COULD RESULT IN A DECLINE OF OUR STOCK PRICE

       A significant percentage of our expenses, particularly personnel costs and rent, are fixed costs and are based in part on expectations of future revenues. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues. Accordingly, shortfalls in revenues may cause significant variations in operating results in any quarter. If our quarterly results do not meet the expectations of market analysts or investors, our stock price is likely to decline.

WE HAVE MANY COMPETITORS AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

       The market for our products and services is competitive and subject to rapid change. We encounter significant competition for the sale of our contract management software from the internal information systems departments of existing and potential clients, software companies that target the contract management markets, professional services organizations and Internet-based merchants offering healthcare and other products through online catalogs. In addition, we encounter competition for our contracting portal from other Internet-based exchanges, including exchanges established by manufacturers of healthcare products. Our competitors vary in size and in the scope and breadth of products and services offered. We anticipate increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect our revenues and margins.

       Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and strategic partners. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. We cannot assure you that we will be able to compete successfully or that competitive pressures will not require us to make concessions that will adversely affect our revenues and our margins, or reduce the demand for our products and services.

WE RELY SIGNIFICANTLY UPON CERTAIN KEY INDIVIDUALS AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO RETAIN THEM

       We depend on the services of our senior management and key technical personnel. In particular, our success depends on the continued efforts of A. Leigh Powell, our Chief Executive Officer, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations.

OUR CHARTER AND BYLAWS COULD DISCOURAGE ACQUISITION PROPOSALS, DELAY A CHANGE IN CONTROL OR PREVENT TRANSACTIONS THAT ARE IN YOUR BEST INTERESTS

       Our certificate of incorporation and bylaws state that any action that can be taken by stockholders must be done at an annual or special meeting and may not be done by written consent, and require reasonable advance notice of a stockholder proposal or director nomination. Furthermore, the chairman of the board, the president, the board of directors and the holders of at least 30% of the shares of our capital stock are the only people who may call a special meeting. The amended and restated certificate of incorporation and amended and restated bylaws also provide that members of the board of directors may only be removed by the vote of the holders of a majority of the shares entitled to vote for that director. In addition, the board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue 5,000,000 shares of preferred stock. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may limit your ability to approve other transactions that you find to be in your best interests. See "Description of Capital Stock" and "--Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions."

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY

       The market price of our common stock has been highly volatile and may continue to fluctuate substantially. As a result, investors in our common stock may experience a decrease in the value of their shares regardless of our operating performance or prospects. In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation was often brought against that company. Many technology-related companies have been subject to this type of litigation. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources.

YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION

       The public offering price per share offered pursuant to this Prospectus may significantly exceed the net tangible book value per share. If we were to liquidate, investors purchasing shares in this offering would most likely receive a per share amount of tangible assets net of liabilities that would be less than the public offering price per share.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the information set forth under "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in the prospectus generally. We use words such as "believes," "intends," "expects," "anticipates," "plans," "estimates," "should," "may," "will," "scheduled" and similar expressions to identify forward-looking statements. We have used these words to describe our present belief about future events relating to, among other things, our changing business model, our expected marketing plans, future hiring, expenditures, and sources of revenue. This prospectus also contains third party estimates regarding the size and growth of our market which also are forward-looking statements. Our forward-looking statements apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above and elsewhere in this prospectus.

       Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, other than as required by law.

                                 USE OF PROCEEDS

       We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

       The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

                              SELLING STOCKHOLDERS

       We issued the shares of common stock covered by this prospectus upon the closing of the merger of ChiCor with and into a wholly-owned subsidiary (the "ChiCor Merger"), which took place on November 16, 2000 and upon the closing of the merger of Intersoft with and into a different wholly-owned subsidiary (the "Intersoft Merger"), which took place on March 2, 2001. The table below sets forth, to our knowledge, certain information about the selling stockholders as of July 3, 2001. Such information has been provided to us by the selling stockholders.

       We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders. For the shares offered hereby by the former ChiCor stockholders, we have agreed to keep the registration statement of which this prospectus is a part effective until the first anniversary of the closing of the ChiCor Merger or until all such shares offered hereby are sold, whichever comes first. For the shares offered hereby by the former Intersoft stockholders, we have agreed to keep the registration statement of which this prospectus is a part effective until the first anniversary of the closing of the Intersoft Merger or until all such shares offered hereby are sold, whichever comes first.

       The shares offered hereby by the former ChiCor stockholders are being registered pursuant to the terms of the Agreement and Plan of Merger and Reorganization among us, ChiCor, certain stockholders of ChiCor and our wholly-owned subsidiary (the "ChiCor Merger Agreement"). The shares represent 50% of the shares issued at the closing of the ChiCor Merger and any earn-out shares issued pursuant to the ChiCor Merger Agreement prior to August 1, 2001. Following the first anniversary of the date of the ChiCor Merger, we have agreed to file a registration statement relating to the balance of the shares issued in the ChiCor Merger and any additional earn-out shares issued by that date.

       The shares offered hereby by the former Intersoft stockholders are being registered pursuant to the terms of the Agreement and Plan of Merger and Reorganization among us, Intersoft, certain stockholders of Intersoft and our wholly-owned subsidiary (the "Intersoft Merger Agreement"). The shares represent 25% of the shares issued at the closing of the Intersoft Merger and any earn-out shares issued pursuant to the Intersoft Merger Agreement prior to August 1, 2001. Following the first anniversary of the date of the Intersoft Merger, we have agreed to file a registration statement relating to the balance of the shares issued in the Intersoft Merger and any additional earn-out shares issued by that date.

       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and include voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants and/or stock options that are exercisable within 60 days after June 15, 2001 are deemed outstanding for computing the percentage ownership of the person holding the warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                             SHARES OF COMMON                                              SHARES OF COMMON
                                         STOCK BENEFICIALLY OWNED                                      STOCK TO BE BENEFICIALLY
                                          PRIOR TO OFFERING (2)              NUMBER OF SHARES           OWNED AFTER OFFERING (2)
                                        -------------------------            OF COMMON STOCK           --------------------------
NAME OF SELLING STOCKHOLDER (1)         NUMBER        PERCENTAGE              BEING OFFERED            NUMBER          PERCENTAGE
-----------------                       ------        ----------             ----------------          ------          ----------
Douglas Jerger (3)                      29,551             *                     16,158                13,393               *
Brian Sullivan (3)                      36,717             *                     20,076                16,641               *
James Montrie (3)(4)                    27,935             *                     15,274                12,661               *
Richard Jones (3)(4)                    26,653             *                     14,573                12,080               *
James Adams (3)(4)                       2,316             *                      1,266                 1,050               *
Robert Wermers (3)(4)                    2,170             *                      1,186                   984               *
Andrew Jacomet (3)(4)                      692             *                        378                   314               *
Timothy Vollman (3)(4)                 148,952             *                     81,445                67,507               *
Karl F. Effgen                          12,662             *                     12,662                     0               *
Effgen-Profit
  Sharing Plan                           2,868             *                      2,868                     0               *
Randall H. Wilson (3)(4)                   368             *                        201                   167               *
Samuel F. Walters (3)(4)                   738             *                        403                   335               *
Jamon P. Moore (3)(4)                      368             *                        201                   167               *
Colin McGuigan (3)(4)                      738             *                        403                   335               *
John McCormick (3)(4)                      368             *                        201                   167               *
Kenneth L. Telzrow (5)(6)(7)            60,181             *                     15,045                45,136               *
Richard Eggleton (5)(6)                 27,776             *                      6,944                20,832               *
Marion Van Smith (5)(6)                 27,776             *                      6,944                20,832               *

-------------------
* Less than one percent.

(1) The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2) Shares do not include any earn-out shares issued on or after August 1, 2001.

(3) Shares of common stock beneficially owned prior to and after offering include shares held in escrow as of June 30, 2001 to secure indemnification obligations under the ChiCor Merger Agreement. Such shares have not been adjusted to reflect 4,495 aggregate shares which have been withdrawn from escrow and used to pay certain indemnification obligations under the ChiCor Merger Agreement.

(4)    Employee of Chicor Inc., one of our wholly-owned subsidiaries.

(5) Shares of common stock beneficially owned prior to and after offering include shares held in escrow as of June 30, 2001 to secure indemnification obligations under the Intersoft Merger Agreement.

(6) Employee of Intoft Corporation (doing business as Intersoft International Corporation), one of our wholly-owned subsidiaries.

(7) Shares of common stock beneficially owned prior to and after offering do not include approximately 600 shares purchased by Mr. Telzrow in a transaction unrelated to the Intersoft Merger.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       Our common stock has been quoted on the Nasdaq National Market under the symbol "IMNY" since July 13, 2000. The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                                     HIGH              LOW
                                                                    -----             -----
2000
   Third Quarter (since July 13, 2000)                             $ 22.00           $ 7.75
   Fourth Quarter                                                    27.38             8.00
2001
   First Quarter                                                     21.94             9.44
   Second Quarter                                                    18.93             8.50
   Third Quarter (through July 10, 2001)                             11.80             7.45

       On July 10, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $7.45 per share. As of the close of business on June 29, 2001, we had 179 holders of record of our common stock.

       We have never declared or paid any cash dividends on our capital stock. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion and any credit facilities or other agreements which may restrict the payment of dividends.

                                 CAPITALIZATION

       The following table sets forth our capitalization as of March 31, 2001.

       The capitalization information set forth in the table below is qualified by the more detailed financial statements and notes thereto included elsewhere in this prospectus and should be read in conjunction with such financial statements and notes. The information presented below is unaudited.

                                                                         AS OF MARCH 31, 2001
                                                            ----------------------------------------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Cash and cash equivalents...............................                     $48,629


Stockholders' equity:
Preferred stock, par value $0.01; 5,000,000 shares
  authorized; no shares issued and outstanding..........                          --
Common stock, par value $0.0001; 100,000,000 shares
  authorized; 33,352,906 shares issued and
 outstanding   (1)......................................                           3
Additional paid-in capital..............................                     101,878
Deferred stock-based compensation.......................                        (129)
Stock subscription receivable...........................                         766
Accumulated deficit.....................................                     (31,123)
                                                                             -------
  Total stockholders' equity ...........................                      71,395
                                                                             -------
      Total capitalization..............................                     $71,395
                                                                             =======

------------------------

(1) Excludes(a) 6,019,172 shares of common stock issuable upon the exercise of stock options outstanding at March 31, 2001, and (b) 1,973,807 shares reserved for issuance under our stock incentive plans at March 31, 2001. See "Management--Benefit Plans" and Note 5 to our financial statements.

                                    DILUTION

       This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to our net tangible book value per share before and after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

                             SELECTED FINANCIAL DATA

       The selected financial data presented below as of and for each of the years in the five-year period ended December 31, 2000 are derived from our financial statements. The financial statements as of and for each of the years in the four-year period ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants. The financial statements as of and for the year ended December 31, 1996, as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 are unaudited, but have been prepared on substantially the same basis as the audited financial statements and include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results are not necessarily indicative of future results. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included elsewhere in this prospectus.

       Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period.

                                                                                                                 THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                                   ----------------------------------------------------     --------------------
                                                     1996       1997       1998       1999       2000         2000        2001
                                                   --------   --------   --------   --------   --------     --------    --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product........................................  $2,101     $5,043     $8,526    $ 9,228    $15,608       $ 1,546      $ 8,481
  Service........................................   1,252      2,471      5,016     10,183     20,859         5,243        6,784
                                                   ------     ------     ------    -------    -------       -------      -------
    Total net revenues...........................   3,353      7,514     13,542     19,411     36,467         6,789       15,265
Cost of revenues.................................   1,040      2,249      2,062      5,354     15,911         3,244        4,356
                                                   ------     ------     ------    -------    -------       -------      -------
    Gross profit.................................   2,313      5,265     11,480     14,057     20,556         3,545       10,909
Operating expenses:
    Sales and marketing..........................     448      1,223      3,676      6,613     21,610         4,391        5,142
    Research and development.....................   1,325      1,523      2,339      8,222     12,836         3,712        3,497
    General and administrative...................     479      1,302      3,379      3,556      4,943           832        1,966
    Depreciation.................................      85        161        366        751      4,386           451        1,366
    In-process research and development..........      --         --         --         --      2,400            --           --
    Amortization of goodwill and
      other purchased intangible assets.........       --         --         --         --         --            --          847
                                                   ------     ------     ------    -------    -------       -------      -------
      Total operating expenses...................   2,337      4,209      9,760     19,142     46,175         9,386       12,818
                                                   ------     ------     ------    -------    -------       -------      -------
Income (loss) from operations....................     (24)     1,056      1,720     (5,085)   (25,619)       (5,841)      (1,909)
Other income (expense), net......................    (428)      (733)      (129)       146      1,444           139          620
Provision for (benefit from) income taxes........      --         --       (320)       281        --             --           --
                                                   ------     ------     ------    -------    -------       -------      -------
    Net income (loss)............................  $ (452)    $  323     $1,911    $(5,220)   (24,175)      $(5,702)      (1,289)
                                                   ======     ======     ======    =======    =======       =======      =======
Net income (loss) per share:
    Basic........................................  $(0.04)    $ 0.03     $ 0.19    $ (0.46)  $  (1.12)      $ (0.47)    $  (0.04)
                                                   ======     ======     ======    =======    =======       =======      =======
    Diluted...................................... $ (0.04)    $ 0.03     $ 0.11    $ (0.46)  $  (1.12)      $ (0.47)    $  (0.04)
                                                   ======     ======     ======    =======    =======       =======      =======
Weighted average shares outstanding:
    Basic........................................  10,500      9,785     10,192     11,433     22,048        12,569       33,095
                                                   ======     ======     ======    =======    =======       =======      =======
    Diluted......................................  10,500     13,422     18,317     11,433     22,048        12,569       33,095
                                                   ======     ======     ======    =======    =======       =======      =======

                                                                                                                   AS OF
                                                                         AS OF DECEMBER 31,                       MARCH 31,
                                                        ----------------------------------------------------      ---------
                                                          1996       1997       1998       1999       2000          2001
                                                        --------   --------   --------   --------   --------      ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.............................  $   282    $ 1,872    $  5,129   $ 15,322   $ 50,639        48,629
Working capital (deficit).............................   (2,499)      (736)      4,518      8,633     49,112        47,156
Total assets..........................................    2,281      4,705      11,609     27,182     85,388        89,028
Debt, including current portion.......................    2,800      5,869          75         41        174           161
Redeemable convertible preferred stock................       --         --          --     12,492         --            --
Total stockholders' equity (deficit)..................   (4,791)    (6,335)      5,331        197     68,761        71,395

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

       YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES. IN ADDITION TO HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED BY SUCH FORWARD-LOOKING STATEMENTS DUE TO VARIOUS FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

       We provide software and Internet-based solutions and related professional services that allow our clients to more effectively manage their business-to-business relationships. Our products and services were originally developed to manage complex contract purchasing relationships in the healthcare industry. Our Contract Administration and Reporting System, or CARS, software suite is used by 8 of the largest 10 and 16 of the largest 20 pharmaceutical manufacturers, ranked according to annual revenues. We are seeking to expand our products and services to new vertical markets, particularly the consumer packaged goods and foodservice industries. Our acquisitions of ChiCor in November 2000 and Intersoft in March 2001 have provided us with accepted products, customers and expertise in these new vertical markets.

       Currently, we can deliver our products through a variety of means, including software licensed for installation on our clients' computer systems, software licensed on an application service provider basis which we host on our servers, our proprietary imany.com portal and the licensing of technology to enable our clients to establish their own private or public portals and exchanges.

       We have generated revenues from both products and services. Product revenues, which have been principally composed of software license fees generated from our CARS software suite, accounted for 22.8% of net revenues in the three months ended March 31, 2000 and 55.6% of net revenues for the three months ended March 31, 2001. Service revenues include maintenance and support fees directly related principally to our CARS software suite and professional service fees derived from consulting, installation, business analysis and training services related to our software products. Service revenues accounted for 77.2% of net revenues in the three months ended March 31, 2000 and 44.4% of net revenues for the three months ended March 31, 2001.

       Historically, software license agreements have been for a three-year period. We generally recognize software license fees upon execution of a signed license agreement and delivery of the software, provided that there are no significant post-delivery obligations, the payment is fixed or determinable, and collection is probable. In cases where significant post-delivery obligations exist, such as customization or enhancements to the core software, we recognize the entire fee on a percentage-of-completion basis, and include the entire fee in product revenues. We provide an allowance for sales returns at the time of revenue recognition based on historical experience. To date, such returns have not been significant.

       We recognize revenue from professional services as the services are performed for time and materials contracts and we use the percentage-of-completion method for fixed fee contracts. However, if customer acceptance is required, we recognize revenue for professional services upon client acceptance. We recognize training revenues as the services are provided. We recognize maintenance and client support fees ratably over the term of the maintenance contract on a straight-line basis. When maintenance and support is included in the total license fee, we allocate a portion of the total fee to maintenance and support based upon the price paid by the client to purchase maintenance and support in the second year.

       After being profitable in both 1997 and 1998, we increased our spending significantly during 1999 and the first half of 2000, principally to increase the size of our sales and marketing workforce and for development and marketing expenses related to the development of our web-based initiatives. Our operating expenses have increased significantly since 1997, from $4.2 million for the 12 months ended December 31, 1997 to $46.2 million for the 12 months ended December 31, 2000 and $12.8 million for the three months ended March 31, 2001. These increases are primarily due to additions to our staff, including through acquisitions, as we have expanded all aspects of our operations. We have grown from 46 employees as of December 31, 1996 to 393 employees at March 31, 2001.

RECENT EVENTS

       On November 16, 2000, we acquired all the outstanding capital stock of ChiCor in a merger transaction for a purchase price of up to $20.3 million. The initial consideration of $13.5 million consisted of $5.7 million of cash, a portion of which was used to pay off ChiCor's outstanding bank loan of $754,000, 251,601 shares of I-many common stock with a fair value of $4.9 million, assumed liabilities of $2.5 million and transaction costs of $458,000. As of March 31, 2001, the ChiCor shareholders had become entitled to additional consideration of $1.6 million, out of a total earnout potential of $1.7 million, based on the revenue and income levels realized by the ChiCor operation during the three month period ended March 31, 2001. In addition, upon achievement of certain additional quarterly revenue and income milestones through December 31, 2001, the ChiCor shareholders are entitled to additional consideration of up to $5.2 million, one-half of which is payable in cash and the balance payable in the form of I-many stock.

       On January 25, 2001, we acquired all of the outstanding capital stock of Vintage for a purchase price of $1.1 million, consisting of cash of $433,000, 34,096 shares of I-many common stock with a fair value of $400,000, accrued earnout bonuses of $200,000 and transaction costs of $98,000. The results of Vintage are included since the date of acquisition in the accompanying March 31, 2001 financial statements.

       On March 2, 2001, we acquired all of the outstanding capital stock of Intersoft for a purchase price of up to $4.1 million. The initial consideration of $2.8 million consisted of cash of $500,000, 115,733 shares of I-many common stock with a fair value of $2.2 million and transaction costs of $99,000. In addition, upon achievement of certain quarterly revenue and income milestones through March 31, 2002, the Intersoft shareholders are entitled to additional consideration of up to $1.25 million, payable in the form of I-many stock. The results of Intersoft are included since the date of acquisition in the accompanying March 31, 2001 financial statements.

       On April 9, 2001, we acquired all of the outstanding capital stock of BCL for a purchase price of up to $13.0 million. The initial consideration of $12.0 million consisted of cash of $4.0 million, 690,000 shares of I-many common stock with a fair value of $6.9 million, assumed liabilities of approximately $800,000 and estimated transaction costs of $300,000. In addition, upon achievement of a certain revenue milestone through June 30, 2001, the BCL shareholders are entitled to additional consideration of up to $1.0 million, payable in the form of I-many stock. This acquisition will be recorded in the quarter ended June 30, 2001, and the BCL operating results from the date of acquisition will be included in the June 30, 2001 financial statements.

       On April 11, 2001, in connection with the establishment of a Marketing Alliance Agreement with Accenture LLP, we issued a fully exercisable warrant to purchase 124,856 shares of I-many's common stock. The warrant is exercisable for a period of three years at an exercise price of $9.725 per share. During the second quarter of 2001, we will record the financial statement impact of this warrant. In addition, we have agreed to grant Accenture additional future warrants, each with a value equal to 10% of the revenue generated from certain future software licenses to Accenture clients.

       On June 26, 2001, we signed an agreement to acquire Provato, Inc. in a merger transaction, which amended a prior agreement signed on April 18, 2001 to acquire Provato. In connection with the merger, we have agreed to issue up to 1,984,808 shares of I-many's common stock to the shareholders of Provato and will assume Provato's liabilities of approximately $1.0 million. We expect to incur transaction costs of approximately $1.7 million, which includes up to $1.25 million of Provato's merger-related costs. In addition, we entered into a Convertible Note Purchase Agreement dated June 26, 2001 whereby Provato agreed to issue, and we agreed to purchase, a series of convertible notes during the time preceding the merger not to exceed a total of $2,000,000. Each note will have a two-year maturity from the date of issuance and will accrue interest at the prime rate plus 2%. Using the closing price of I-many's stock at June 30, 2001 of $13.50 per share, the purchase price of this merger transaction (including the principal balance of the convertible notes purchased by us) would be valued at up to $31.5 million. We expect this transaction will close around July 17, 2001.

       On July 2, 2001, we issued the following press release:

       "I-many, Inc. (NASDAQ: IMNY), the leader in contract management solutions, announced today that it expects its second quarter revenues to be in the range of $13.0 million to $13.6 million.

       The Company anticipates a loss of approximately ($.10) to ($.12) per share on a cash basis. The Company's revenues would reflect an increase of between 57% and 60% over revenues in the same period of 2000.

       'We experienced a more challenging quarter than we had expected due to a number of factors which deferred purchases that we had expected to occur late in the quarter, including the impact of the merger or sale of several prospective customers as well as lengthened decision cycles associated with the prevailing economic climate', said A. Leigh Powell, President and CEO of I-many. 'While the impact of the current environment is not unique to I-many, we currently anticipate a strong recovery as market conditions stabilize. Our sales pipeline remains strong and we remain confident in I-many's ability to maintain its leadership position in the contract management space.'

       I-many expects to announce its final results for the second quarter on Thursday, July 26, 2001.

     The company will be holding a conference call on Tuesday, July 3, 2001 at 9:00 AM EDT. The dial-in number is (800) 442-9686. There will be a live webcast of the call available at WWW.STREETEVENTS.COM and a replay of the webcast will be available at I-many's website at WWW.IMANY.COM. A replay of the call will be available at (800) 642-1687, access code 1309962."

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTH PERIODS ENDED MARCH 31, 2001 AND 2000

NET REVENUES

       Net revenues increased by $8.5 million, or 125%, to $15.3 million for the quarter ended March 31, 2001 from $6.8 million for the quarter ended March 31, 2000. Product revenues increased by $6.9 million, or 449%, to $8.5 million for the quarter ended March 31, 2001, from $1.5 million for the quarter ended March 31, 2000. This increase is attributable to a significant increase in the number of software licenses sold, due in part to the contribution of the ChiCor subsidiary subsequent to its acquisition in November 2000.

       As a percentage of total net revenues, product revenues increased to 55.6% for the quarter ended March 31, 2001, from 22.8% for the quarter ended March 31, 2000 and 51.9% for the quarter ended December 31, 2000. This increase in product revenues as a percentage of total net revenues is attributable to the significant expansion of our software licensing activity, as compared to the more modest growth rate of our professional services business. Service revenues increased by $1.5 million, or 29%, to $6.8 million for the quarter ended March 31, 2001, from $5.2 million for the quarter ended March 31, 2000.

COST OF REVENUES

       Cost of revenues consists primarily of payroll and related costs and subcontractor costs for providing professional services and maintenance and support services, and to a lesser extent, amounts due to third parties for royalties related to integrated technology. Historically, cost of product revenues has not been a significant component of total cost of revenues. Cost of revenues increased by $1.1 million, or 34%, to $4.4 million for the quarter ended March 31, 2001, from $3.2 million for the quarter ended March 31, 2000. This increase is due primarily to the increased number of employees in our professional services group, which grew from 71 in the first quarter of 2000 to 110 in the first quarter of 2001, partially offset by a decrease in subcontractor consulting costs from $1.4 million in the first quarter of 2000 to $1.2 million in the first quarter of 2001.

       As a percentage of total net revenues, cost of revenues decreased to 28.5% for the quarter ended March 31, 2001, from 47.8% for the quarter ended March 31, 2000 and 33.2% for the quarter ended December 31, 2000. This decrease in cost of revenues as a percentage of total net revenues is attributable to the smaller level of service revenues as a percent of total revenues. Service revenues typically generate lower margins than product revenues.

OPERATING EXPENSES

       SALES AND MARKETING. Sales and marketing expenses consist primarily of payroll and related benefits for sales and marketing personnel, commissions for sales personnel, travel costs, recruiting fees, expenses for trade shows and advertising and public relations expenses. Sales and marketing expense increased by $751,000, or 17%, to $5.1 million in the three months ended March 31, 2001 from $4.4 million in the three months ended March 31, 2000. This increase in sales and marketing expense is primarily the result of an increase in headcount levels from 52 at March 31, 2000 to 109 at March 31, 2001 and significantly higher commission costs attributable to the increase in product revenues, partially offset by significant reductions in spending for advertising, marketing and promotional materials related to our web-based initiatives, and decreases in travel expenses. As a percentage of total net revenues, sales and marketing expense decreased to 33.7% for the quarter ended March 31, 2001, from 64.7% for the quarter ended March 31, 2000 and 40.8% for the quarter ended December 31, 2000.

       RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of payroll and related costs for development personnel and external consulting costs associated with the development of our products and services. Research and development costs, including the costs of developing computer software, are charged to operations as they are incurred. Research and development expenses decreased by $215,000, or 5%, to $3.5 million for the quarter ended March 31, 2001, from $3.7 million for the quarter ended March 31, 2000. This decrease in research and development expenses is attributable to significant subcontractor costs associated principally with the development of our Internet portal incurred during the first half of 2000. In the quarter ended March 31, 2000, subcontractor costs amounting to $2.4 million were expensed as incurred, as compared to $280,000 in the quarter ended March 31, 2001. The decrease in subcontractor costs was partially offset by an increase in salary costs related to an increase in the number of research and development personnel from 67 at March 31, 2000 to 133 at March 31, 2001. As a percentage of total net revenues, research and development expense decreased to 22.9% for the quarter ended March 31, 2001, from 54.7% for the quarter ended March 31, 2000 and 23.0% for the quarter ended December 31, 2000.

       GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries and related costs for all senior executives and personnel in our administrative, finance and human resources departments, and legal, accounting and other professional service fees. General and administrative expenses increased by $1.1 million, or 136%, to $2.0 million for the first quarter of 2001 from $832,000 for the first quarter of 2000. As a percentage of total net revenues, general and administrative expenses increased to 12.9% for the quarter ended March 31, 2001, from 12.3% for the quarter ended March 31, 2000. The increase in general and administrative expenses both in dollars and as a percentage of total net revenues is primarily attributable to an increase in headcount from 30 at March 31, 2000 to 41 at March 31, 2001, higher legal fees, and to the costs associated with being a publicly-held company.

       DEPRECIATION. Depreciation includes amortization of capitalized internal-use software development costs related to I-many's Internet portal. Depreciation expense increased by $915,000, or 203%, from $451,000 in the first quarter of 2000 to $1.4 million in the first quarter of 2001. This increase is a result of significant additions of computer hardware and software for our web-based initiatives and amortization of capitalized internal-use software development costs, which consist entirely of subcontractor costs. In the quarter ended March 31, 2001, the amortization expense related to capitalized internal-use software development costs amounted to $834,000, as compared to $207,000 of amortization in the quarter ended March 31, 2000.

       AMORTIZATION OF GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangibles, related to our acquisitions of ChiCor in November 2000, Vintage in January 2001 and Intersoft in March 2001, amounted to $847,000 in the quarter ended March 31, 2001. There was no amortization of purchased intangibles in the quarter ended March 31, 2000.

       OTHER INCOME, NET. Other income, net increased by $481,000, or 346%, from $139,000 in the quarter ended March 31, 2000, to $620,000 in the quarter ended March 31, 2001. This increase is the result of interest earned on higher average cash balances due to the net cash proceeds from our initial public offering.

       PROVISION FOR INCOME TAXES. We have incurred operating losses for all quarters in 2000 and the first quarter of 2001 and have consequently recorded a valuation allowance for the full amount of our net deferred tax asset, which consists principally of our net operating loss carryforwards, as the future realization of the tax benefit is uncertain. No provision for income taxes has been recorded in the quarters ended March 31, 2001 and March 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

       NET REVENUES. Net revenues increased by $17.1 million, or 88%, to $36.5 million for the year ended December 31, 2000 from $19.4 million for the year ended December 31, 1999. Product revenues increased by $6.4 million, or 69%, to $15.6 million for the year ended December 31, 2000 from $9.2 million for the year ended December 31, 1999. This increase in product revenues is attributable to an increase in the average size of licenses sold, partially offset by a decrease in the number of software licenses sold. As a percentage of net revenues, product revenues decreased to 42.8% for the year ended December 31, 2000 from 47.5% for the year ended December 31, 1999.

       Service revenues increased by $10.7 million, or 105%, to $20.9 million for the year ended December 31, 2000 from $10.2 million for the year ended December 31, 1999. As a percentage of net revenues, service revenues increased to 57.2% for the year ended December 31, 2000 from 52.5% for the year ended December 31, 1999. This increase in service revenues both in dollars and as a percentage of net revenues is attributable to the increase in software licenses for which maintenance and support fees are being earned, and to an overall increase in professional services, including implementation, business analysis and training.

       COST OF REVENUES. Cost of revenues increased by $10.5 million, or 197%, to $15.9 million for the year ended December 31, 2000 from $5.4 million for the year ended December 31, 1999. This increase is due to the increased number of employees in our professional services group, which increased from 37 employees at December 31, 1999 to 81 employees at December 31, 2000, as well as increased costs related to subcontractor consultants working on our professional service engagements, which increased from $1.5 million in the year ended December 31, 1999 to $6.4 million in the year ended December 31, 2000. As a percentage of net revenues, cost of revenues increased to 43.6% for the year ended December 31, 2000 from 27.6% for the year ended December 31, 1999. This increase in cost of revenues as a percentage of net revenues is attributable to the increased level of service revenues, which typically generate lower margins than product revenues, and an increase in the personnel, both internal and subcontracted, within our professional services organization.

       SALES AND MARKETING. Sales and marketing expenses increased by $15.0 million, or 227%, to $21.6 million for the year ended December 31, 2000, from $6.6 million for the year ended December 31, 1999. Excluding the one-time, non-cash charge of $2.6 million related to the value associated with the common stock warrant granted to Procter & Gamble, sales and marketing expenses increased by $12.4 million, or 187%, to $19.0 million for the year ended December 30, 2000. As a percentage of net revenues, sales and marketing expenses, excluding the warrant charge, increased to 52.1% for the year ended December 31, 2000 from 34.1% for the year ended December 31, 1999. This increase in sales and marketing expense both in dollars and as a percentage of net revenues is primarily the result of advertising, marketing and promotional materials related to our web-based initiatives, an increase in the number of sales and marketing personnel, which increased from 33 at December 31, 1999 to 85 at December 31, 2000, and increased participation at trade shows.

       RESEARCH AND DEVELOPMENT. Research and development expenses increased by $4.6 million, or 56%, to $12.8 million for the year ended December 31, 2000 from $8.2 million for the year ended December 31, 1999. This increase is primarily due to an increase in research and development personnel, which increased from 66 employees at December 31, 1999 to 100 employees at December 31, 2000, and associated recruiting and training costs incurred to develop new software products within the CARS software suite. Additionally, subcontractor costs associated with the development of our Internet portal increased to $8.0 million in the year ended December 31, 2000 from $3.0 million in the year ended December 31, 1999. Internal-use software development costs incurred to build our Internet portal were accounted for in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Under this Statement of Position, costs incurred during the preliminary project stage are expensed as incurred, and costs incurred during the application development stage are capitalized. Of this $8.0 million incurred in the year ended December 31, 2000, $3.4 million was expensed as incurred. As a percentage of net revenues, research and development expenses decreased to 35.2% for the year ended December 30, 2000 from 42.4% for the year ended December 31, 1999.

       GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $1.4 million, or 39%, to $4.9 million for the year ended December 31, 2000 from $3.6 million for the year ended December 31, 1999. As a percentage of net revenues, general and administrative expenses decreased to 13.6% for the year ended December 31, 2000 from 18.3% for the year ended December 31, 1999. The increase in general and administrative expenses in dollars is primarily related to the addition of administrative, finance and human resources employees to support our increased sales, marketing and development activities, and to increased costs associated with being a publicly-held company.

       DEPRECIATION. Depreciation expense increased by $3.6 million, or 484%, to $4.4 million for the year ended December 31, 2000 from $751,000 for the year ended December 31, 1999. This increase is a result of additions of computer hardware and computer software related to our increased personnel as well as the amortization of capitalized website development costs and acquisition-related intangible assets. For the year ended December 30, 2000, the amortization expense related to capitalized software development costs amounted to $2.6 million. There was no amortization of capitalized software development costs in the year ended December 31, 1999.

       AMORTIZATION OF GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS. Amortization of purchased intangibles related to the November 2000 acquisition of ChiCor amounted to $335,000 in the year ended December 31, 2000. There was no amortization of purchased intangibles in the year ended December 31, 1999.

       IN PROCESS RESEARCH AND DEVELOPMENT. In connection with the acquisition of ChiCor, we allocated $2.4 million of the purchase price to in-process research and development. This allocation was based on an independent appraisal conducted for the purpose of allocating the initial consideration to the tangible and intangible assets acquired and liabilities assumed in the ChiCor acquisition.

       OTHER INCOME, NET. Other income, net increased by $1.3 million to $1.4 million for the year ended December 31, 2000 from $146,000 for the year ended December 31, 1999. This increase is primarily the result of an increase in interest income from higher cash balances in the period following the initial public offering of our stock in July 2000.

       PROVISION FOR INCOME TAXES. We have incurred operating losses for all quarters in 1999 and 2000 and have consequently recorded a valuation allowance for the full amount of our net deferred tax asset, as the future realization of the tax benefit is uncertain. No provision for income taxes has been recorded in the year ended December 31, 2000. The tax provision of $281,000 in the year ended December 31, 1999 represents the reversal of a deferred tax asset previously recorded in 1998.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

       NET REVENUES. Net revenues increased by $5.9 million, or 43.3%, to $19.4 million for the year ended December 31, 1999 from $13.5 million for the year ended December 31, 1998. This increase in net revenues is principally a result of the increase in service revenues, including consulting services performed during the year.

       Product revenues increased by $700,000, or 8.2%, to $9.2 million for the year ended December 31, 1999 from $8.5 million for the year ended December 31, 1998. This increase is attributable to an increase in the number of software licenses sold. As a percentage of net revenues, product revenues decreased to 47.5% for the year ended December 31, 1999 from 63.0% for the year ended December 31, 1998. This decrease in product revenues as a percentage of net revenues is mainly attributable to the expansion of our professional services business.

       Service revenues increased by $5.2 million, or 103.0%, to $10.2 million for the year ended December 31, 1999 from $5.0 million for the year ended December 31, 1998. As a percentage of net revenues, service revenues increased to 52.5% for the year ended December 31, 1999 from 37.0% for the year ended December 31, 1998. This increase in service revenues both in dollars and as a percentage of net revenues is attributable to an increase in the number of employees in our professional services group in response to the growing demand on the part of our clients for more services related to the implementation of our CARS software suite. Prior to 1999, most of our clients who purchased our CARS software solutions relied on third party integrators.

       COST OF REVENUES. Cost of revenues increased by $3.3 million, or 159.6%, to $5.4 million for the year ended December 31, 1999 from $2.1 million for the year ended December 31, 1998. This increase is due to the increased number of employees in our professional services group, which increased from 20 employees at December 31, 1998 to 37 employees at December 31, 1999, as well as increased costs related to subcontract consultants working on our professional service engagements, which increased from $167,000 in 1998 to $1.5 million in 1999. As a percentage of net revenues, cost of revenues increased to 27.6% for the year ended December 31, 1999 from 15.2% for the year ended December 31, 1998. This increase in cost of revenues as a percentage of net revenues is attributable to the increased level of service revenues, which typically generate lower margins than product revenues, and an increase in the personnel within our professional services organization.

       SALES AND MARKETING. Sales and marketing expenses increased by $2.9 million, or 79.9%, to $6.6 million for the year ended December 31, 1999 from $3.7 million for the year ended December 31, 1998. As a percentage of net revenues, sales and marketing expenses increased to 34.1% for the year ended December 31, 1999 from 27.1% for the year ended December 31, 1998. This increase in sales and marketing expense both in dollars and as a percentage of net revenues is primarily a result of our efforts to build our internal sales force in anticipation of the imany.com site launch and in support of our CARS software suite. The increase in sales and marketing expenses is also attributable to an increase in commission expense as a result of the increase in net revenues. The number of employees in our sales and marketing departments increased from 15 at December 31, 1998, to 33 at December 31, 1999. Our commission expense, which is a function of revenue, increased from $572,000 in 1998 to $1.5 million in 1999.

       RESEARCH AND DEVELOPMENT. Research and development expenses increased by $5.9 million, or 251.5%, to $8.2 million for the year ended December 31, 1999 from $2.3 million for the year ended December 31, 1998. As a percentage of net revenues, research and development expenses increased to 42.4% for the year ended December 31, 1999 from 17.3% for the year ended December 31, 1998. This increase in both dollars and as a percentage of net revenues is primarily due to an increase in research and development personnel and external consulting costs incurred to build imany.com and new software products within the CARS software suite. The number of employees in our research and development group increased from 53 at December 31, 1998 to 66 at December 31, 1999, and our external consulting costs incurred to build imany.com and new software products within the CARS software suite increased from $0 in 1998 to $1.6 million in 1999. During the year ended December 31, 1999, we incurred approximately $3.0 million of software development costs related to building imany.com, of which approximately $2.0 million was capitalized and the remainder was charged to research and development expense.

       GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $200,000, or 5.2%, to $3.6 million for the year ended December 31, 1999 from $3.4 million for the year ended December 31, 1998. As a percentage of net revenues, general and administrative expenses decreased to 18.3% for the year ended December 31, 1999 from 25.0% for the year ended December 31, 1998. The increase in general and administrative expenses in dollars is primarily related to increased costs associated with legal and accounting professional fees and additional administrative personnel to support our increased sales, marketing and development activities.

       DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by $400,000, or 105.2%, to $800,000 for the year ended December 31, 1999 from $400,000 for the year ended December 31, 1998. This increase is a result of significant additions of computer hardware and computer software related to our increased personnel and our Internet initiatives.

       OTHER INCOME (EXPENSE), NET. Other income (expense), net increased by $276,000, or 214.0% to other income, net of $147,000 for the year ended December 31, 1999 from an expense of $129,000 for the year ended December 31, 1998. This increase is primarily the result of interest earned in 1999 on higher average cash balances combined with a decrease in interest expense as a result of reduced borrowings in 1999.

       PROVISION FOR (BENEFIT FROM) INCOME TAXES. During the year ended December 31, 1999, we recorded a provision for income taxes of $300,000, compared to a benefit from income taxes of $300,000 for the year ended December 31, 1998. Upon our inception, we elected to be treated as an S corporation for income tax purposes. Since income taxes related to the income of S corporations are the responsibility of the individual stockholders, no provision for income taxes was recorded for the period during which we were an S corporation. On April 2, 1998, we re-incorporated as a Subchapter C corporation and our S corporation status was terminated. On that date, we recorded a deferred tax asset, and a corresponding tax benefit, for certain future tax deductions for which it was deemed more likely than not that the asset would be realized due to actual and expected future taxable income. Due to the incurrence of a net loss in 1999, the deferred tax asset was deemed to not be recoverable and, therefore, was expensed, resulting in a provision for income taxes.

SUPPLEMENTARY DATA

       The following table presents selected quarterly financial data for each of the nine quarters in the period ended March 31, 2001. The information for each of these quarters is unaudited, but has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus.

                                                                            THREE MONTHS ENDED
                            -----------------------------------------------------------------------------------------------------
                            MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                             1999         1999       1999       1999        2000        2000       2000        2000       2001
                            ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                  (IN THOUSANDS EXCEPT PER SHARE DATA)
Total net revenues....      $4,316      $4,439      $5,271      $5,385     $6,789       $7,852     $9,415     $12,411    $15,265
Gross profit..........       3,499       3,334       3,705       3,519      3,545        3,262      5,462       8,287     10,909
Net loss..............         (58)       (957)     (1,316)     (2,888)    (5,702)     (10,339)    (3,560)     (4,574)    (1,289)
Net loss per share....       (0.01)      (0.09)      (0.11)      (0.25)     (0.47)       (0.76)     (0.12)      (0.14)     (0.04)

LIQUIDITY AND CAPITAL RESOURCES

       On July 13, 2000, we issued 7,500,000 shares of our common stock at an initial public offering price of $9.00 per share. On August 9, 2000 our underwriters exercised a 30-day option to purchase an additional 1,125,000 shares of common stock to cover over-allotments. Net cash proceeds to us from the initial public offering and subsequent overallotment option exercise were approximately $70.7 million.

       From inception until our initial public offering, our capital and liquidity needs have been met, in large part, with the net proceeds from the private placement of debt and equity securities, cash flows generated from operations and through equipment lease financings.

       At March 31, 2001, we had cash and cash equivalents of $48.6 million and a net working capital surplus of $47.2 million. On March 31, 2001, we had no long-term or short-term debt, other than obligations under capital lease financings.

       On April 9, 2001, we acquired BCL Vision Ltd. (subsequently renamed as I-many International) for a purchase price of up to $13.1 million, including $4.0 million of cash, common stock valued at $6.9 million, $800,000 of assumed liabilities, $400,000 of transaction costs, and up to $1.0 million to be paid, subject to the satisfaction of certain performance criteria during the quarter ended June 30, 2001, in stock. At closing, we used existing cash resources to pay the cash portion of the purchase price. The I-many International subsidiary did not meet the performance criteria established in the merger agreement during the quarter ended June 30, 2001, so none of the $1.0 million additional consideration will be paid.

       Net cash provided by operating activities for the three months ended March 31, 2001 was $605,000, consisting primarily of our net loss of $1.3 million, as adjusted for depreciation and amortization of $2.2 million. Increases in accounts receivable of $1.2 million and $380,000 in prepaid expense, and a $861,000 decrease in accounts payable were largely offset by a $754,000 decrease in unbilled receivables and increases of $752,000 and $647,000 in accrued expenses and unearned product revenue, respectively. Net cash used in operating activities for the year ended December 31, 2000 was $20.1 million, consisting primarily of our net loss of $24.2 million, as adjusted for depreciation, amortization and acquisition-related non-cash charges totaling $6.7 million and $2.7 million in non-cash charges related to issuance of warrants, an increase in accounts receivable of $4.9 million and an $823,000 decrease in unearned product revenue.

       Net cash used in investing activities was $3.2 million for the three months ended March 31, 2001 and primarily reflects $963,000 in purchases of property and equipment and $2.1 million related to the acquisitions of ChiCor, Vintage and Intersoft. Net cash used in investing activities for the year ended December 31, 2000 was $15.6 million, consisting primarily of the initial cash consideration and transaction costs totaling $6.2 million related to the acquisition of ChiCor, purchases of property and equipment of $8.4 million, which included approximately $4.7 million of capitalized software development costs, and an increase in other assets of $1.0 million.

       Net cash provided by financing activities was $569,000 for the three months ended March 31, 2001, primarily from proceeds from stock option exercises. Net cash provided by financing activities for the year ended December 31, 2000 was $71.1 million and consisted primarily of proceeds from the initial public offering.

       At December 31, 2000, we had approximately $27.7 million of net operating loss carryforwards to offset future taxable income. Due to the uncertainty related to the realization of such benefits, we have placed a full valuation allowance against this otherwise recognizable deferred tax asset.

       We currently anticipate that our $44.6 million balance (as of March 31, 2001) in cash and cash equivalents, net of the $4.0 million in cash paid on April 9, 2001 for the acquisition of BCL Vision Ltd., will be sufficient to meet our anticipated needs for working capital, capital expenditures, and acquisitions for at least the next 12 months. Our future long-term capital needs will depend significantly on the rate of growth of our business, the timing of expanded product and service offerings and the success of these offerings once they are launched. Any projections of future long-term cash needs and cash flows are subject to substantial uncertainty. If our current balance of cash and cash equivalents is insufficient to satisfy our long-term liquidity needs, we may seek to sell additional equity or debt securities

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to raise funds, and those securities may have rights, preferences or privileges senior to those of the rights of our common stock. In connection with such a sale of stock, our stockholders may experience dilution. In addition, we cannot be certain that additional financing will be available to us on favorable terms when required, or at all.

RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material impact on our financial statements.

       In March 2000, the FASB issued Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION - AN INTERPRETATION OF APB OPINION NO. 25. The Interpretation clarifies the application of APB No. 25 in certain situations, as defined. The Interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998, but before the effective date. To the extent that events covered by this interpretation occur during the period after December 15, 1998, but before the effective date, the effects of applying this Interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final Interpretation, (a) no adjustments would be made to the financial statements for periods before the effective date, and (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. We expect that the adoption of this Interpretation would not have any effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

INTEREST RATE RISK

       I-many's exposure to market risk for changes in interest rates relates primarily to I-many's investment portfolio. I-many does not use derivative financial instruments in its investment portfolio. The primary objective of I-many's investment activities is to preserve principal while maximizing yields without assuming significant risk. This is accomplished by investing in widely diversified investments, consisting primarily of short-term, investment-grade securities. Due to the nature of our investments, we believe there is no material risk exposure.

       As of March 31, 2001, I-many's cash and cash equivalents consisted entirely of money market investments with maturities under 30 days and non-interest bearing checking accounts. The weighted average interest rate yield for all cash and cash equivalents at March 31, 2001 amounted to 5.16 percent.

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                                    BUSINESS
OVERVIEW

       We provide software and Internet-based solutions and related professional services that allow our clients to more effectively manage their business-to-business relationships. Our clients include supply chain participants in different vertical markets who engage in business-to-business commerce, such as manufacturers, distributors, demand aggregators, retailers, public and private business-to-business ecommerce exchanges and purchasers. Our proprietary applications are designed to help our clients:

       - Identify potential business relationship partners and assess the financial impact of potential new business relationships;

       - Manage business relationships among supply chain participants, including by allowing them to:

            - Negotiate and structure business relationships, such as purchase contracts that contain complex pricing provisions including special promotions, rebates and chargebacks, and that incorporate data such as purchase volume and increases in manufacturers' market share;

            - Track the achievement of goals under such business relationships and establish amounts to be paid or rebated between supply chain partners; and

            - Evaluate the effect of particular contract provisions and special promotions upon profitability and market share.

       - Resolve existing or potential disputes among supply chain participants regarding:

            - Contract terms and conditions, achievement of performance based incentives, including pricing and eligibility for favorable contract terms and other incentives; and

            - Non-contract issues such as the actual quantity, quality and condition of purchased goods when received.

       Our applications facilitate the resolution of disputes among supply chain participants by automating the process of retrieving and isolating transaction data and making the data accessible to all parties to the relationship.

       Our products and services were originally developed to manage complex contract purchasing relationships in the healthcare industry. To date, the majority of our sales have been to parties involved in the purchase, sale and distribution of healthcare supplies and pharmaceutical products, including manufacturers, purchasers, group purchasing organizations and distributors. Our products are currently used by more than 150 clients, including eight of the largest ten and 16 of the largest 20 pharmaceutical manufacturers, ranked according to annual revenues. Our healthcare industry clients include Bayer, Boehringer Ingelheim, Premier, Inc. and Glaxo Wellcome. One of these three clients, Premier, Inc., accounted for more than 10% of our revenues in 2000.

       We are seeking to expand our products and services to new vertical markets, particularly the consumer packaged goods and foodservice industries. We are also targeting customers in the electronics, bulk chemicals, building products and agricultural-chemical industries, although we have not yet recognized revenues from sales in these industries. In 1999 and 2000, approximately 5% and 4%, respectively, of our revenues were generated by sales to a single customer in the beverage distribution industry.

       We deliver our products through a variety of means, including software licensed for installation on our clients' computer systems, software licensed on an application service provider basis which we host on our servers, our proprietary imany.com portal, which serves as an Internet-based marketplace through which we can offer a range of web-based services, and the licensing of technology to enable our clients to establish their own public portals and

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


exchanges. We believe that our Internet technology will enable our clients and their customers to access historical sales volume and pricing data on a real-time basis, permitting them to make timely and informed decisions about the effectiveness of their purchasing contracts and the eligibility of purchasers for rebates, chargebacks and other pricing incentives.

BUSINESS DEVELOPMENTS

       On July 13, 2000, we completed an initial public offering of our common stock. Net proceeds from the offering and subsequent over-allotment exercise were $70.7 million. On November 16, 2000, we acquired all the outstanding capital stock of Chi-Cor Information Management, Inc., a leading provider of trade funds and deduction management systems. On January 25, 2001, we acquired all of the outstanding capital stock of Vintage Software, Inc., which markets a competing product to mid-market pharmaceutical companies. On March 2, 2001, we acquired all of the outstanding capital stock of Intersoft International, Inc., which markets software to companies and brokers in the food service industry. On April 9, 2001, we acquired all of the outstanding capital stock of BCL Vision, Ltd., which markets receivables settlement software to companies in Europe and North America.

       In 2000 and early 2001, we expanded our efforts to market our products and services to new markets. For example:

       - In May 2000, we entered into a strategic relationship with The Procter & Gamble Company, pursuant to which Procter & Gamble has designated us as their exclusive provider of purchase contract management software for their commercial products group, which includes food service, office coffee service, vending and janitorial/sanitation products. Procter & Gamble has agreed to promote our products to other participants in the commercial products market. As part of our agreement with Procter & Gamble, we granted them warrants to purchase our stock.

       - Our acquisition of Chi-Cor Information Management, Inc. (ChiCor) in November 2000 has provided us with accepted products and expertise in the market for collaborative trade funds and deductions management. ChiCor's products include the Trade Funds Management System-TM-, Deductions Management System-TM- and SettleLink,net-SM-, the first Internet-based exchange for collaborative trade funds and deductions management. ChiCor has customers in a variety of vertical markets, including the consumer packaged goods, chemicals, electronics, building products, pharmaceuticals and apparel makers.

       - In October 2000, we signed an agreement with Distribution Market Advantage, Inc., a leading sales and marketing company in the foodservice industry, pursuant to which we agreed to develop a contract portal to enable key participants in the supply chain to more easily manage their contracts and trade programs as they buy, sell and distribute foodservice products. In addition, we signed an agreement in October 2000 with the Hale Group, a leading foodservice industry strategy consulting firm, which will help us determine market needs and how to approach the industry with its foodservice contract and program management solutions. Also, our March 2001 acquisition of Intersoft International, Inc. has provided us with additional market expertise and a suite of products for foodservice brokers.

       - In April 2001, we acquired BCL Vision, Ltd., a London, England based provider of collection and dispute management software and services to major companies across a wide range of industries. This acquisition also gives us the base from which we can expand into international markets.

       - In April 2001, we entered into a marketing alliance with Accenture, under which we have been designated as Accenture's preferred automated contract management solution provider. Accenture has agreed to promote our products to its clients in a number of industries. As part of our agreement with Accenture, we granted them a warrant to purchase our stock.

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INDUSTRY BACKGROUND

       While existing e-commerce solution providers have focused on automating various aspects of the purchasing process, including developing inventory and supply chain management software and establishing connectivity between purchasers and sellers of goods, we believe that existing solutions are limited in their ability to manage relationships among supply chain participants. In particular, supply chain participants frequently use complex purchasing contracts to facilitate the purchasing of goods and services. These complex contracts are agreements among supply chain participants, such as manufacturers, distributors, demand aggregators such as buying groups and the end users of goods and services. These contracts allow purchasers to receive lower prices, discounts, volume rebates, training, maintenance and other non-price incentives based upon multiple factors, including:

       -    total volume of products purchased;

       -    overall sales of particular products;

       -    duration of the contract;

       -    number of parties to the contract;

       -    number of products covered by the contract; and

       -    the purchaser's demographic characteristics.

       We believe that business-to-business relationships will increasingly be characterized by complex contractual relationships that provide for price and non-price incentives based on diverse factors rather than purchasing based solely on purchase orders.

         The task of administering these contracts, which often includes manual data entry and the use of existing enterprise resource planning software, is highly labor intensive, costly and often yields unreliable results. Existing legacy software products, including enterprise resource planning solutions, are often difficult to implement and maintain. Often, these systems do not have the functionality, flexibility, ease of modification, and interoperability with diverse data formats required to address a wide variety of contracts and to respond to frequent changes in these contracts. In addition, users of these systems often find it difficult to configure the systems rapidly enough to permit their use during the negotiation of a contract. Finally, existing systems often lack the ease of use and universal access available from modern Internet applications.

       In addition, we believe that due to the high initial cost of software licenses for existing enterprise resource planning software, many manufacturers avoid the use of contract purchasing altogether, placing them at a disadvantage relative to their competitors.

THE BUSINESS-TO-BUSINESS MARKETPLACE

       We believe that the growth of business-to-business e-commerce will be characterized by the increasing use of contract purchasing agreements between supply chain participants. In the consumer goods, food products, healthcare and other industries where complex purchase contracts are used, the process of determining the availability of incentives under these contracts is done often using paper-based or legacy computer systems which are unsuitable for managing the volume and complexity of purchasing. In addition, these industries employ pricing mechanisms such as chargebacks and rebates to adjust amounts paid by the purchaser. Administering these chargebacks and rebates results in high administrative costs and disputes involving substantial amounts of money.

       SUPPLY CHAIN PARTICIPANTS. The business-to-business supply chain includes the following participants:

       - MANUFACTURERS of products that use business-to-business relationships, including contracts, to establish favorable prices, assure a reliable channel of distribution and offer incentives to achieve their marketing goals;

       - DISTRIBUTORS that purchase goods for resale according to the terms of the contracts negotiated between manufacturers and demand aggregators.

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       -    DEMAND AGGREGATORS AND OTHER INTERMEDIARIES representing groups of purchasers. Demand aggregators, such as group purchasing organizations in the healthcare industry and buying cooperatives in the consumer products and food service industries, aggregate their members' demand for products to obtain favorable pricing terms for them. Demand aggregators typically receive monthly fees from their members or receive a percentage of all transactions negotiated on their constituents' behalf;

       - PURCHASERS and retailers of products under contracts negotiated on their behalf by demand aggregators or other intermediaries; and

       - BUSINESS-TO-BUSINESS E-COMMERCE EXCHANGES that allow supply chain participants to establish business relationships using the Internet.

       COMPLEXITY OF CONTRACT PURCHASING. In the healthcare, consumer goods, food products and other industries, purchasing contracts typically contain pricing incentives designed to meet the particular goals of manufacturers and purchasers. The price of any particular product purchased under a typical contract may vary substantially, depending upon, among other things, external factors, such as a manufacturer's market share and the purchaser's demographic characteristics, and highly specific factors such as the number of units of a particular product consumed during a specified time period.

       Contracts are often negotiated on behalf of a large number of purchasers and include pricing incentives, which often result in different prices for otherwise similarly-situated purchasers, based on the purchasers' achievement of, or failure to achieve, certain volume-related goals under the contract.

       While many purchase contract variations exist, there are two fundamental types of pricing incentives in the purchase contract environment: chargebacks and rebates. Chargebacks are generally used in connection with contracts between manufacturers and demand aggregators. Eligible members of a demand aggregator, such as a group purchasing organization or buying cooperative, order products either directly from the manufacturer or, more commonly, through a large distributor. When a product is ordered through a distributor, the distributor must sell the item at the price which is negotiated between the manufacturer and the demand aggregator. Often, the distributor is asked by the manufacturer to sell to the member at a price which is lower than the price the distributor paid the manufacturer. In these cases, the distributor attempts to verify the eligibility of the member to receive the lower contract price and if the purchaser is eligible, the distributor seeks to recoup, or chargeback, from the manufacturer, the difference between the distributor's cost and the lower contract price. Given the large volume of purchases under these contracts, constantly changing membership in demand aggregators, complicated eligibility requirements and disparate information systems involved, it is not uncommon for manufacturers, purchasers, demand aggregators, and distributors to calculate significantly different chargebacks, resulting in disputes among the parties. A chargeback is also known as a "deviated billing" in other industries.

       The second type of pricing incentive is a rebate. Typically, rebate provisions entitle a purchaser to a return of a portion of the purchase price based on the volume of product purchased. Rebate provisions are common in contracts between manufacturers and large volume purchasers. Manufacturers generally adopt this kind of agreement in order to further their marketing objectives. For example, manufacturers often pay rebates based on increases in their market share. In order to determine the applicability of that kind of provision, the parties must refer to external market share data. As with chargeback contracts, the complicated task of administering rebate-based contracts often results in high administrative costs and disputes involving substantial amounts of money.

       ADMINISTRATIVE DEMANDS OF CONTRACT PURCHASING. As a result of the intricacies of contract purchasing, the administration of purchase contracts is difficult and expensive. Among other things, each participant in the supply chain must be able to:

       -    monitor the impact of different pricing strategies;

       - process enormous volumes of data related to invoices, inventory, shipments and market share;

       - validate purchasers' eligibility for agreed-upon rebates and distributors' eligibility for chargebacks; and

       - integrate pricing, inventory, market share and other data relevant to the contract with existing enterprise resource planning and other management systems.

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THE I-MANY SOLUTION

       We provide software and Internet-based solutions and related professional services that allow our clients to manage complex contract purchasing arrangements.

       Key components of our solution include:

       COMPLETE OFFERING OF CONTRACT MANAGEMENT CAPABILITIES. Our solutions provide our clients with the broad range of features they need to efficiently negotiate, manage and analyze their purchase contracts, including:

       - Internet capabilities, including our Internet portal, which enable manufacturers to promote their products, allow purchasers to become knowledgeable about their product options and facilitate the matching of manufacturers with demand aggregators, purchasers and distributors for the negotiation of contracts;

       - Comprehensive software which provides real-time access to relevant contract data, thereby enabling users to better understand the impact of contract terms and their purchase decisions; and

       - Sophisticated analysis tools which enable contracting parties to see the effects of their special promotions.

       By providing this broad functionality, we eliminate the need for the users of our solutions to combine often incompatible software from multiple vendors, thereby decreasing costs and implementation time and enhancing reliability.

       FLEXIBLE PRODUCT OFFERINGS. We deliver our products through a variety of means, including software licensed for installation on our clients' computer systems, software licensed on an application service provider basis which we host on our servers in return for a subscription fee, our proprietary imany.com portal which serves as an Internet-based marketplace through which we can offer a range of web-based services, and the licensing of technology to enable our clients to establish their own private or public portals and exchanges. We have designed these product offerings to provide our clients with significant flexibility in the manner in which they can establish our products for use, and in their payment options. For example, through imany.com, we offer a comprehensive web-hosted contract management service. We provide our solutions on an application service provider basis, for which we charge our clients a subscription fee. Manufacturers, purchasers, demand aggregators and distributors can access key contract data, such as quantities purchased and the contract pricing structure, in real-time using standard Internet browsers, for which we may be paid administrative fees for establishing the contracts and a subscription fee for access to our software. In addition, we are offering to license our proprietary technology to other business-to-business exchanges to enable contract purchasing and contract relationship management through their websites. To date, revenues derived from hosting, web-based offerings and licensing of technology have not been significant.

       ENHANCED TRANSACTIONAL EFFICIENCY. Our solutions help reduce transaction costs and increase the efficiency and reliability of the purchasing process. By using our solutions:

       - manufacturers may accurately evaluate the effectiveness of their pricing initiatives on a real-time basis;

       - distributors may calculate and process chargebacks more quickly, improving their cash flow;

       -    purchasers may evaluate their eligibility for rebate programs; and

       - intermediaries can more readily obtain product and pricing information from participating manufacturers, thereby enabling them to negotiate contracts on behalf of their members more efficiently.

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


       This increased efficiency enables all parties to increase the quality of the purchasing process and redeploy personnel and other resources currently allocated to contract administration. In addition, by simplifying and accelerating the processing of chargeback and rebate transactions, our solutions promote more predictable cash flow and proper accounting treatment.

       BROADER ACCESS TO THE BENEFITS OF CONTRACT PURCHASING. Our subscription-based pricing model permits smaller manufacturers and distributors to enjoy the benefits of contract-based pricing without large up-front cash outlays for license fees. Because we offer centralized data storage on our servers, our clients do not need to purchase expensive, maintenance-intensive servers and data storage equipment or to hire additional staff to maintain that equipment.

BUSINESS STRATEGY

       Our objective is to become the leading provider of business-to-business solutions that enable our clients to effectively manage their supply chain relationships. To achieve this objective, we are pursuing the following strategies:

       TARGET NEW VERTICAL MARKETS. We believe that the purchase contracting practices in many other industries are similar to those in the healthcare market. Other industries with similar practices include food and beverage, building products, electronics, agricultural/chemical products and retail. We believe that our solutions are readily adaptable to these additional markets. For example, in May 2000, we entered into a strategic relationship with Procter & Gamble to introduce our solutions to the commercial products market, and we believe our acquisition of ChiCor provides us with opportunities in the consumer packaged goods, chemicals, electronics, building products, pharmaceuticals and apparel markets. We are exploring additional markets, and, if appropriate, expect to develop the necessary industry expertise to support our entry into such markets.

       BUILD UPON OUR STRENGTH IN THE HEALTHCARE MARKET. We provide contract management solutions and services to many of the largest pharmaceutical manufacturers and other healthcare companies. As a result of our experience in this market, we have acquired extensive industry knowledge of and experience with contracting practices and the relationships among healthcare industry participants. We believe that we have a reputation as a quality provider of complex contract management services and that we will be able to build upon that reputation and our extensive industry knowledge to offer additional services to our existing client base, and to attract new clients in the healthcare industry as well as other industries.

       PROMOTE OUR INTERNET TECHNOLOGY FOR BUSINESS-TO-BUSINESS E-COMMERCE. We intend to promote and license our technology infrastructure to other business-to-business exchanges to enable contract purchasing through their websites. This will enable us to expand our client base to include clients in markets with which we are currently not well acquainted.

       CONTINUE TO LEVERAGE OUR PROPRIETARY INTERNET PORTAL, I-MANY.COM, TO DELIVER A WIDE RANGE OF WEB-BASED SERVICES DESIGNED TO HELP COMPANIES MANAGE THEIR SUPPLY CHAIN RELATIONSHIPS. We are extending the services offered to our customers through I-many.com as a portal to facilitate the creation, management and analysis of business-to-business supply chain relationships. We launched the portal in February 2000 primarily as a marketplace for trading partners in the healthcare industry. We are broadening the scope of imany.com to enhance its applicability to all industries where contract- and program-based sales are the norm, and we are seeking to increase the number of manufacturers that list their product offerings through imany.com and attract additional supply chain participants. As of December 31, 2000, over 50 manufacturers have signed contracts to list their product offerings through imany.com.

       INCREASE SALES AND SUPPORT EFFORTS. We intend to increase significantly our direct sales and support forces to facilitate our growth. We are seeking to promote the awareness of the I-many brand through an aggressive advertising and marketing campaign, including participation in trade shows and the placement of advertisements in key industry publications.

       MAINTAIN A TECHNOLOGICAL LEADERSHIP POSITION. We seek constant feedback from our clients to understand their needs during both the implementation and post-implementation stages. Following implementation, we meet with our clients to identify their needs. The feedback from these focus groups serves as a basis for product upgrades. We believe that, by closely partnering with and listening to our clients, we will continue to develop our products so that they deliver the highest value.

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       SELECTIVELY PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. We intend to pursue a selective acquisition strategy as opportunities arise to complement our product offerings, extend our service capabilities and expand the features on our website. In addition, we intend to enter into strategic relationships as opportunities arise, to help us develop and market our products and services more effectively. We completed our acquisitions of ChiCor in November 2000, Vintage in January 2001 and Intersoft in March 2001.

PRODUCTS AND SERVICES

       PRODUCTS

       The components and features of our products are designed to address particular business areas, which in combination we refer to as "Trade Relationship Management." To date, substantially all of our revenues have been derived from the sale of software licenses to healthcare manufacturers and from the provision of related professional services, representing 95% of our revenues in 1999 and 97% of our revenues in 2000. Our license fees are based on a number of factors, including the nature and number of modules being licensed, the number of users and the size of the client. In 2000, our clients paid us license fees ranging from approximately $13,000 to approximately $2,400,000.

       Our products give demand aggregators and manufacturers access, through our software, to product data provided by manufacturers and to product and pricing offerings. Thus, through our products, the data that affect the pricing and other terms in these complex purchasing contracts are available to the parties before they negotiate. Because this contract information is at their disposal, the demand aggregators are better able to negotiate on behalf of, and receive more favorable terms for, their members. The demand aggregators, however, do not share information about one member's individual contracts with other members. In addition, our products enable the respective parties to the contracts to monitor sales under the contract for purposes of qualifying the purchasing parties for rebates and chargebacks and calculating the rebate or chargeback. This process of automating the paper trail can save contracting parties significant time and money.

       The following is a list of our principal contract management and trade relationship management software products:

       CONTRACT ADMINISTRATION AND REPORTING SYSTEM, OR CARS/IS is a suite of software products that enables businesses to model the terms of their purchasing contracts, process data to determine pricing and evaluate contract performance, and manage the overall adjudication of rebates and chargebacks due under the contracts. CARS/IS allows users to manage a wide variety of contract pricing mechanisms, including rebates, chargebacks, and promotions. CARS/IS is used by 16 of the largest 20 pharmaceutical manufacturers, ranked according to annual revenues.

       CARS/MEDICAID is a healthcare-specific, ready-to-install software solution that automates the management and clerical tasks of the federally-mandated Medicaid Drug Rebate Law. The system processes data and calculates rebates and payments for both federal and state rebate programs. CARS/ Medicaid provides the capability to track and resolve disputes, and is designed to assist users to comply with applicable federal and state government regulations.

       CARS/ANALYTICS provides sophisticated analyses and reporting across a spectrum of sales and contract management processes. CARS/Analytics uses the information generated by CARS/IS and third party information sources through a specific data application in CARS/IS to generate analyses and reports which are designed to enable users to determine the estimated profitability of contract business strategies and to examine key contract and sales performance measurements and trends.

       ENTERPRISE PROMOTIONS MANAGER is a solution for the management and reporting of critical and complex trade promotion and sales management activities in consumer goods industries. We are also in the process of building additional modules and products for the consumer goods market, including a module which will facilitate the management and reconciliation of advances and accruals, as well as an analytical product designed to quickly create reports on key performance drivers such as trade promotion effectiveness, customer profitability and brand performance.

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       DEDUCTION MANAGEMENT SYSTEM (DMS) enables supply chain partners across industry and geographical boundaries, including in the healthcare and consumer products goods markets, to manage deductions reflected in their business-to-business invoices, including those arising as a result of wrong prices, wrong quantities, wrong products, damaged goods, promotional discount or otherwise. DMS monitors chargebacks, write-offs, offsets to credit/promotions, and split deductions.

       TRADE FUNDS MANAGEMENT SYSTEM (TFMS) is a sophisticated, Internet-based solution designed to empower sales and marketing departments, along with remote sales agents, to create, distribute, manage, monitor, and track simultaneous campaigns and promotions across products, categories, accounts, and regions--all via the Internet. By utilizing TFMS, updates are immediate, trade deal changes are live, brokers enter commitments on-line, and deductions can be cleared immediately. Key features of TFMS include account planning and forecasting; deal management and analysis; promotional planning and lift analysis; product/customer reporting; Internet communications to control budgeting, allocations, commitments, and settlement; and Internet-based triggering of payments via accounts payable request, credit memo, or deduction.

       SALES2CASH is a web-based, multi-lingual, multi-currency program for global collection and dispute management. Sales2Cash enables businesses across virtually all industries to better manage receivables and collections by automating and accelerating the collection and dispute processes.

       SETTLELINK.NET enables all supply chain participants to proactively and collaboratively identify and resolve settlement issues via the Internet. By enabling trading partners to collaborate over the Internet, Settlelink.Net reduces the time and costs involved in matching invoices and payments, promotions and deductions, rebates, claims and other exceptions. Settlelink.Net enables trading partners to link trade promotions to deductions, manage returns and unsaleables information, use collaborative action profiles to resolve deductions, and generate reports to analyze customer performance.

       DISCOUNT PRICING SYSTEM, or DPS, is a contract management system that enables a business to develop and maintain internal company agreements with customers, maintain internal customer and product information, provide pricing data to direct and indirect order fulfillment systems, monitor and forecast agreement related sales, create an agreement pricing network for sales for automation activities, and process payments for claims due to agreement incentives and mandates, prime vendor debits (chargebacks) and administrative fees. DPS allows users in sales, marketing, and finance departments to control product pricing, control agreement incentives, manage end user and prime vendor relationships, and report on all aspects of contract management and administration.

PROFESSIONAL SERVICES

       Our professional services group provides implementation and deployment services, training and customer support and consulting services. At December 31, 2000 this group comprised 109 I-many employees and is augmented by outside consultants whom we have trained.

       CONSULTING SERVICES. We work with our clients before, during and after installation of our solution to optimize the functionality of the system. These services include project planning and management, business process analysis, integration with clients' enterprise resource planning systems and quality assurance. Our goal is to empower our clients with the knowledge and confidence to independently operate, refine and develop their systems.

       DEPLOYMENT SERVICES. Our deployment services include pre-installation planning, on-site installation, upgrade services, system testing, database administration support and professional service support.

       EDUCATIONAL SERVICES. We offer training programs and business analysis services for those persons within the client organization responsible for utilizing our solutions, such as contract administrators. In addition, we offer user group meetings to enable customers to learn about product directions and influence our future products.

       CUSTOMER SUPPORT. We offer comprehensive maintenance and support services, including 24 hours a day, 7 days a week customer service, documentation updates and new software releases.

LICENSES OF OUR INTERNET TECHNOLOGY

       We are exploring opportunities to license the technology underlying our I-many.com portal to other Internet-based business-to-business exchanges in order to enable us to reach new markets. To date, we have not recognized revenues from such licenses.

CUSTOMERS

       Our primary market has been enterprises within the healthcare industry. We have approximately 160 clients, approximately one-half of which are pharmaceutical and/or medical products companies. We also have recently sold our solutions to other participants in the healthcare purchasing process, including a major group purchasing organization, wholesale distributors, and managed care organizations.

       Moreover, we have sold our products to a beverage manufacturer and a manufacturer of consumer products. And through our acquisition of ChiCor, we added clients from a variety of industry segments. During 1999, approximately 11% of our revenue was derived from a single client, Pfizer, Inc. and during 2000, one customer, Premier, accounted for approximately 29% of our revenues. Other than the foregoing, none of our clients accounted for more than 10% of our revenues in 1998, 1999 or 2000.

       Our clients include the following:

                                  MANUFACTURERS

       3M Pharmaceuticals, a division of Minnesota Mining and Manufacturing Co. Alcon Laboratories, Inc.
       Allergan Inc.
       Alpharma, Inc.
       Altana Inc.
       Bausch & Lomb Pharmaceutical, a division of Bausch & Lomb Inc.
       Baxter Healthcare Corporation
       Bayer Corporation
       Ben Venue Pharmaceuticals
       Boehringer Ingelheim Corporation
       Centocor, Inc.
       DuPont Pharmaceuticals Company
       Dura Pharmaceuticals, Inc.
       Faulding Inc.
       Galderma Laboratories, Inc.
       Genentech, Inc.
       Glaxo Wellcome Inc.
       Halsey Drug Company, Inc.
       Immunex Corporation
       King Pharmaceutical
       Knoll Pharmaceutical Company
       Mallinckrodt, Inc.
       Mylan Pharmaceuticals, Inc.
       Novartis Opthalmics
       Novo Nordisk Pharmaceuticals, Inc.
       Nycomed-Amersham, Inc.
       PepsiCo., Inc.
       Pharmacia Corporation
       The Procter & Gamble Company
       Purdue Pharma, L.P.
       Roche Laboratories Inc.
       Sanofi Synthelabo, Inc.
       Sepracor Inc.
       Solvay Pharmaceuticals, Inc.
       Takeda Pharmaceuticals North America
       UCB Pharma, Inc.
       Whitehall-Robins Healthcare, a division of American Home Products Wyeth-Ayerst Pharmaceuticals
       Zenith-Goldline Pharmaceuticals

           DISTRIBUTORS, PURCHASERS AND GROUP PURCHASING ORGANIZATIONS

           Abbott Laboratories, Inc.
           Bergen Brunswig Corporation
           California Physician Services, d/b/a/ Blue Shield of California TDI Managed Care Services, Inc., d/b/a/ Eckerd Health Services Integrated Pharmaceutical Services
           New Health Exchange
           Premier, Inc.

       Customers of our ChiCor operation include the following:

Anchor Food Products, Inc.
Barilla America, Inc.
Baumer Foods, Inc.
Beatrice Group, Inc.
Boca Burger, Inc.
Charles D. Owen Manufacturing Co.
C.H. Guenther & Son, Inc.
Chinin USA
Cobra Electronics Corporation
Cole Haan
Cooper Lighting
Daisy Brand, Inc.
Del Monte Foods, USA
Estee Lauder
Eastman Chemical
Frederick Goldman, Inc.
Furman Foods, Inc
H.J. Heinz
Hershey
Keebler Foods Company, Inc.
Heyman Corporation
Humphreys Inc.
ICON Health & Fitness, Inc.
Inverness Medical, Inc.
Irving Tissue
Kikkoman International Inc.
Kiss Products, Inc.
Land O'Lakes, Inc.
Lenox, Inc.
Lipton
Liz Claiborne
Malt-O-Meal Company
Newman's Own, Inc.
Novopharm USA
NuTone Inc.
Ocean Spray Cranberries
Olympus America Inc.--
  Consumer Products Group
Potlatch Corporation
Southern Wine & Spirits of America
STA-RITE Industries, Inc.
The Campbell Group
The Dial Corporation
The Eureka Company
The Turkey Store Company
Tone Brothers, Inc.
Tree Top, Inc.
U.S. Gypsum
WestFarm Foods
WestPoint Stevens Inc.

SALES AND MARKETING

       We market our software and services primarily through a direct sales force. As of March 31, 2001, our sales force consisted of a total of 31 national account executives. We intend to continue to increase substantially the size of our sales force as we seek to expand the market for our products and services. In addition, we are seeking to enhance the productivity of our direct sales force by hiring additional support personnel. Competition for qualified sales personnel is intense and there can be no assurance that we will be able to attract such personnel. If we are unable to hire additional qualified sales personnel on a timely basis, our business, operating results and financial condition could be materially and adversely affected.

TECHNOLOGY AND PRODUCT DEVELOPMENT

       Since our inception, we have made substantial investments in product development. We believe that our future financial performance depends on our ability to maintain and enhance our current products and develop new products. Our research and development expenses were approximately $2.3 million in 1998, $8.2 million in 1999, $12.8 million in 2000, and $3.5 million in the three months ended March 31, 2001.

       As of March 31, 2001, we employed 114 people in our product development organization who are responsible for the design, development and release of our products. The group is organized into four disciplines: development, quality assurance, documentation and project management. Members from each discipline, along with a product marketing manager from our marketing department, form separate product teams to work closely with our sales, marketing, services, client and prospects organizations to better understand market needs and user requirements. Each product team also hosts a series of user focus groups and attends our yearly user conference. When appropriate, we also utilize third parties to expand the capacity and technical expertise of our internal product development organization. Periodically, we have licensed third-party technology. We believe this approach shortens our time to market without compromising our competitive position or product quality, and we plan to continue to draw on third-party resources as needed in the future.

COMPETITION

       The contract management software market is subject to rapid change. Competitors vary in size and in the scope and breadth of the products and services offered. We encounter competition primarily from internal information systems departments of potential or current customers that develop custom software, software companies that target the contract management markets, professional services organizations and Internet-based merchants offering healthcare products through on-line catalogs.

       Similarly, the market for the Internet-based solutions we offer is subject to rapid change and competition. We may encounter competition from the operators of Internet portals now in existence or from buying and selling consortiums that develop their own web-based exchanges, including buyers and sellers of healthcare products.

       We believe that the principal competitive factors affecting our market include product reputation, functionality, ease-of-use, ability to integrate with other products and technologies, quality, performance, price, customer service and support and the vendors' reputation. Although we believe that our products currently compete favorably with regard to such factors, we cannot assure you that we can maintain our competitive position against current and potential competitors. Increased competition may result in price reductions, less beneficial contract terms, reduced gross margins and loss of market share, any of which could materially and adversely affect our business, operating results and financial condition.

       Many of our competitors and potential competitors have greater resources than we do, and may be able to respond more quickly and efficiently to new or emerging technologies, programming languages or standards, or to changes in customer requirements or preferences. Many of our competitors can devote greater managerial or financial resources than we can to develop, promote and distribute contract management software products and provide related consulting, training and support services. We cannot assure you that our current or future competitors will not develop products or services which may be superior in one or more respects to ours or which may gain greater market acceptance. Some of our competitors have established or may establish cooperative arrangements or strategic alliances among themselves or with third parties, thus enhancing their abilities to compete with us. It is likely that new competitors will emerge and rapidly acquire market share. We cannot assure you that we will be able to compete successfully against current or future competitors or that the competitive pressures faced by us will not materially and adversely affect our business, operating results and financial condition. See "Risk Factors--We have many competitors and potential competitors and we may not be able to compete effectively."

INTELLECTUAL PROPERTY AND LICENSES

       We rely primarily on a combination of copyright, trademark and trade secrets laws, as well as confidentiality agreements to protect our proprietary rights. In addition, we have filed applications for patent protection with respect to certain aspects of our products. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain the use of information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. We cannot assure investors that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

       We are not aware that any of our products infringe the proprietary rights of third parties. We cannot assure investors, however, that third parties will not claim infringement by us with respect to current or future products. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business, operating results and financial condition.

       From time to time, we license software from third parties for use with our products. We believe that no such license agreement to which we are presently a party is material and that if any such license agreement were to terminate for any reason, we would be able to obtain a license or otherwise acquire other comparable technology or software on terms and on a timetable that would not be materially adverse to us.

EMPLOYEES

       As of March 31, 2000, we had a total of 393 employees, of whom 194 were based in Portland, Maine, 74 were based at our sales and marketing headquarters in Edison, New Jersey, 40 were based at our ChiCor subsidiary in Chicago, Illinois, and 85 worked at remote locations. Of the total, 133 were in operations and development, 99 were in sales and marketing, 121 were in professional services, and 40 were in administration and finance. Our future performance depends in significant part upon the continued service of our key technical, sales and marketing and senior management personnel and our continuing ability to attract and retain highly qualified technical, sales and marketing and managerial personnel. Competition for such personnel is intense and we cannot assure you that we will be successful in attracting or retaining such personnel in the future. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good. See "Risk Factors--We rely significantly upon certain key individuals and our business will suffer if we are unable to retain them."

FACILITIES

       Our development, customer support, administrative and operating offices are located in approximately 56,000 square feet of leased office space located in Portland, Maine under leases expiring in 2003. We also lease approximately 17,000 square feet of office space for executive, sales, marketing and consulting personnel in Edison, New Jersey under leases expiring in 2003 and 2009. Pursuant to our acquisitions of ChiCor and BCL Vision, we lease, respectively, approximately 12,000 square feet of office space in Chicago, Illinois under a lease expiring in 2009, and 2,223 square feet of office space in London, England under a lease expiring in 2006.

LEGAL PROCEEDINGS

       We are not a party to any material pending litigation or other legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth information regarding our directors and executive officers as of June 30, 2001:

DIRECTORS AND EXECUTIVE OFFICERS    AGE                              POSITION(S)
--------------------------------  --------   ------------------------------------------------------------
A. Leigh Powell (2)                  39      President, Chief Executive Officer and Chairman of the Board of Director
William F. Doyle (1)(2)(3)           38      Director
Philip M. St. Germain                64      Director, Chief Financial Officer and Treasurer
Jeffrey Horing (1)(2)(3)             37      Director
E. David Hetz (1)                    42      Director
Murray B. Low (1)                    48      Director
Terrence M. Nicholson                46      Chief Operating Officer
Timothy P. Curran                    34      Executive Vice President
Steven I. Hirschfeld                 38      Vice President, Sales
Gregory J. Cornellier                38      Chief Technology Officer
John Taurozzi                        41      Vice President, Professional Services
Kevin Collins                        36      Vice President, Finance

------------------------

(1)    Member of the Audit Committee.

(2)    Member of the Compensation Committee.

(3)    Member of the stock plan subcommittee.

       A. LEIGH POWELL, age 39, has served as our president and chief executive officer since July 1999 and has been a director since February 2000. In April 2001, Mr. Powell was elected as chairman of the board of directors. From February 1998 to July 1999, Mr. Powell served as our vice president of marketing and as our chief operating officer. From January 1997 to February 1998, he served as vice president of business alliances for Think Systems/I2 Technologies, a supply-chain software company. From January 1996 to January 1997, Mr. Powell worked as a vice president for American Software, a supply-chain software company. Mr. Powell received his M.B.A. and B.S. from Virginia Polytechnic Institute and State University.

       WILLIAM F. DOYLE, age 38, has served as a director since December 1999 and as chairman of our board from December 1999 until April 2001. In April 2001, Mr. Doyle was elected as vice-chairman of our board of directors. He has been a partner of Insight Capital Partners, a venture capital firm, since June 1999. From November 1995 to November 1999, Mr. Doyle was vice president, licensing and acquisition and a member of the Consumer Pharmaceutical and Professional Group Operating Committee of Johnson & Johnson. From June 1996 to November 1999, Mr. Doyle served as a director of Johnson & Johnson Development Corporation, Johnson & Johnson's venture capital subsidiary. Mr. Doyle holds an M.B.A. from Harvard Business School and a S.B. from the Massachusetts Institute of Technology.

       PHILIP M. ST. GERMAIN, age 64, has served as our chief financial officer since September 1997, and as a director since October 1998. From 1986 until joining I-many, Mr. St. Germain worked as an independent consultant for, and provided financial management services to, early stage high technology companies. Mr. St. Germain received a J.D. from Boston College Law School and a B.A. from Boston College.

       JEFFREY HORING, age 37, has served as a director since September 1997. Since January 1995, Mr. Horing has been a partner at Insight Capital Partners. Mr. Horing received an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology, and a B.S./B.S.E. from the Wharton School and School of Engineering at the University of Pennsylvania. Mr. Horing serves on the board of directors of SLMsoft.com, a maker of electronic commerce software for financial institutions, and on the board of directors of several privately-held companies.

       E. DAVID HETZ, age 42, has served as a director since October 2000. In December 1999, Mr. Hetz, a private investor, retired as managing director and head of Mergers and Acquisitions at

Robertson Stephens, Inc., where he had worked in various capacities since 1987. Mr. Hetz received his M.B.A. from Harvard Business School and a B.A. from Claremont McKenna College. He also serves as a director for Vital Signs, Inc., a publicly traded company that makes anesthesia products.

       MURRAY B. LOW, age 48, has served as a director since October 2000. Professor Low has been a professor at Columbia Business School since 1990. Professor Low also has been Associate Professor and Executive Director of the Eugene M. Lang Center for Entrepreneurship at Columbia Business School since July 2000 when it was established. Since January 1996, he also has been president of Low & Associates, a consulting firm. Professor Low received a Ph.D. in Entrepreneurial Management from the University of Pennsylvania.

       TERRENCE M. NICHOLSON, age 46, has served as our chief operating officer since August 1999. From February 1996 to August 1999, Mr. Nicholson served as director of information technology at Mallinckrodt, Inc, a manufacturer of medical devices. Mr. Nicholson received a M.S.C.E. from Rensselaer Polytechnic Institute and a B.S.E.E. from the University of Notre Dame.

       TIMOTHY P. CURRAN, age 34, has served as executive vice president of corporate development since July 1999. From June 1998 to July 1999, Mr. Curran served as director, sales and marketing for our vertical markets line of business. From March 1997 to May 1998, Mr. Curran served as manager, internal consulting at EMC(2) Corporation, a manufacturer of computer storage devices. Prior to March 1997, Mr. Curran was employed for eight years with Andersen Consulting, a management consulting firm, beginning as a staff consultant in Andersen's systems development practice and ending as a senior manager focusing on business process re-engineering and management consulting. Mr. Curran received an M.B.A. from the University of Chicago and a B.S. in chemical engineering from Case Western Reserve University.

       STEVEN I. HIRSCHFELD, age 38, has served as our vice president, sales since January 1999. From July 1994 to January 1999, Mr. Hirschfeld held various positions with Janis Group, Inc., a company that distributes enterprise resource planning software, including general manager of several business units. He received his B.S. in Business Administration and Marketing from the University of Delaware.

       GREGORY J. CORNELLIER, age 38, has served as chief technology officer since March 2001. From June 1998 to March 2001, Mr. Cornellier was vice president of engineering for Ontos Inc., a start-up e-commerce company. From January 1998 to June 1998, he was director of systems for Harvard Pilgrim Health Care, a health maintenance organization. From May 1995 to September 1997, he served as director of client server systems development for Healthsource, Inc., a health care insurance company. Mr. Cornellier holds an M.B.A. and a M.S. in Computer Information Systems from New Hampshire College Graduate School of Business.

       JOHN TAUROZZI, age 41, has served as vice president, professional services since April 2001. From October 1988 to April 2001, Mr. Taurozzi held various positions with Janis Group, Inc., a company that distributes enterprise resource planning software, including vice president of professional services.

       KEVIN COLLINS, age 36, has served as vice president, finance since May 2001. From December 1999 to May 2001, Mr. Collins served as chief financial officer, treasurer and secretary for CommercialWare, Inc., a provider of software solutions to retailers. From September 1998 to December 1999, Mr. Collins was chief financial officer and principal of Little Harbor Capital, LLC, a boutique investment banking firm. From December 1994 to September 1998, he was controller and director of finance and business operations at Lightbridge, Inc., a publicly held wireless telecommunications software company. Mr. Collins holds a B.S. in Business Administration from Salem State College.

BOARD OF DIRECTORS AND COMMITTEES

       Our board of directors consists of six directors. The terms of the directors will expire upon the election and qualification of successor directors at each annual meeting of stockholders.

       The board of directors has an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Horing, Doyle, Hetz and Low, each of whom is independent as defined by the applicable listing standards of the National Association of Securities Dealers. The principal functions of the Audit Committee are to adopt a written charter for the committee, to make recommendations to the Board of Directors regarding the engagement of our independent auditors, to review and approve any major accounting policy changes affecting our operating results, to review the arrangements for and scope of the independent audit and the results of the audit, to review the scope of non-audit activities performed by the independent auditors and to assure that the auditors are in fact independent, and to establish and monitor policies to prohibit unethical, questionable or illegal activities of the employees of I-many.

       The Compensation Committee, which is composed of Messrs. Powell, Doyle and Horing, is responsible for reviewing and recommending salaries, bonuses and other compensation for I-many's executive officers, administering I-many's stock option plans with respect to employees other than executive officers and other key employees and establishing the terms and conditions of stock options granted under these plans.

       The stock plan subcommittee, comprised of Messrs. Doyle and Horing, of the Compensation Committee is responsible for administering I-many's stock option plans with respect to I-many's executive officers and other key employees, and for making recommendations with respect to Mr. Powell's compensation.

DIRECTOR COMPENSATION

       Under the 2000 non-employee director stock option plan, each non-employee director is entitled to receive 62,500 options upon his or her initial election to the board and 25,000 options annually. Such options vest in three equal annual installments commencing on the first anniversary of the date of grant. We also reimburse directors for reasonable expenses incurred in attending board meetings. In addition to the foregoing, we pay $2,000 to each of Messrs. Hetz and Low for each board meeting attended. See "Management--Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

       Our Compensation Committee is comprised of Messrs. Powell, Doyle and Horing. Mr. Powell is our chief executive officer. Neither Mr. Doyle nor Mr. Horing has been an employee of I-many at any time. Prior to the formation of the Compensation Committee in March 2000, all decisions regarding executive compensation were made by the full board. No interlocking relationship exists between our board of directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

       Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

       - any breach of their duty of loyalty to the corporation or its stockholders;

       - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

       - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

       - any transaction from which the director derived an improper personal benefit.

       This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

       Our amended and restated certificate of incorporation also generally provides that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with that proceeding. An officer or director will not be entitled to indemnification by us if:

       - the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

       - with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his or her conduct was unlawful.

       In addition, we plan to enter into indemnification agreements with our directors containing provisions which may require us, among other things, to indemnify our directors against various liabilities that may arise by virtue of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

       Our amended and restated certificate of incorporation also permits us to secure insurance on behalf of any officer or director for any liability arising out of his or her actions in such capacity. We have obtained directors' and officers' insurance providing indemnification for our directors and officers. We believe that these provisions, agreements and insurance are necessary to attract and retain qualified directors and officers.

       At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

       The following table sets forth the total compensation paid by I-many for services rendered by our Chief Executive Officer during the fiscal years ended December 31, 2000 and 1999, as well as our four other most highly compensated executive officers (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                            LONG-TERM
                                                                           COMPENSATION
                                                           ANNUAL          ------------
                                                      COMPENSATION (1)      SECURITIES
                                                     -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR      SALARY     BONUS     OPTIONS (#)    COMPENSATION
---------------------------               --------   --------   --------   ------------   ------------
A. Leigh Powell.........................    2000     $220,000   $169,475     221,250              --
  Chief Executive Officer (2)               1999      182,692    152,873     841,375       $ 8,505(3)

Philip M. St. Germain...................    2000      185,000     75,247          --              --
  Chief Financial Officer                   1999      172,885     73,419     234,375        13,408(3)

Terrence M. Nicholson...................    2000      165,000     82,867     175,000              --
  Chief Operating Officer                   1999       55,385     34,968     128,500              --

Steven I. Hirschfeld....................    2000      180,000    138,782          --         6,000(4)
  Vice President, Sales                     1999      173,077     93,128     500,000         5,769(4)

Thomas Mucher...........................    2000      165,000     44,741          --              --
  Vice President, Professional Services     1999      158,769     29,838      41,750         7,565(3)

------------------------

(1) Excludes certain perquisites and other benefits, the amount of which did not exceed either $50,000 or 10% of the employees' total salary and bonus.

(2)    Mr. Powell became our Chief Executive Officer in July 1999.

(3)    Consists of compensation for unused vacation time.

(4)    Consists of car allowance.

OPTION GRANTS IN LAST FISCAL YEAR

       The following table sets forth certain information with respect to stock options granted during the fiscal year ended December 31, 2000 to each of the executive officers named in the Summary Compensation Table above, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation from date of grant of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of our future stock price. Actual gain, if any, on stock options that are exercised will depend on the future performance of our common stock.

       We granted the options listed below at an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The options become exercisable as to 25% of the underlying shares upon the first anniversary of the date of grant and an additional 25% per year thereafter. The options generally expire on the earlier of 10 years from the date of grant or three months after termination of employment.

                                                    INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                  -----------------------------------------------------           VALUE AT
                                   NUMBER OF                                              ASSUMED ANNUAL RATES OF
                                  SECURITIES     % OF TOTAL      EXERCISE                 STOCK PRICE APPRECIATION
                                  UNDERLYING       OPTIONS      PRICE PER                     FOR OPTION TERM
                                    OPTIONS      GRANTED TO       SHARE      EXPIRATION   ------------------------
NAME                              GRANTED (#)   EMPLOYEES (1)     ($/SH)        DATE        5% ($)       10% ($)
----                              -----------   -------------   ----------   ----------   ----------   -----------
A. Leigh Powell.................    221,250         14.0%         $4.20        1/14/10    $ 584,400    $1,480,985
Philip M. St. Germain...........         --           --             --             --           --            --
Terrence M. Nicholson...........    175,000         11.1%         11.75        7/24/10    1,293,165     3,277,133
Steven I. Hirschfeld............         --           --             --             --           --            --
Thomas Mucher...................         --           --             --             --           --            --

------------------------

(1) The percentage of total options granted to employees during the fiscal year ended December 31, 2000 is based upon options to purchase an aggregate of 1,576,777 shares of common stock granted under our option plans.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

       The following table provides information concerning the exercise of options to purchase common stock by our named executive officers during fiscal 2000 and the number and value of unexercised stock options held by these executive officers as of December 31, 2000. The value of unexercised in-the-money options is based on a per share market value of $12.4375, the closing price of our stock at December 31, 2000 as reported by the Nasdaq National Market, less the applicable per share exercise price, multiplied by the number of shares issuable upon exercise of the option.

                                                                  NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                                       OPTIONS AT               IN-THE-MONEY OPTIONS
                                    SHARES                        DECEMBER 31, 2000 (#)       AT DECEMBER 31, 2000 ($)
                                 ACQUIRED ON       VALUE       ---------------------------   -----------------------------
NAME                             EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
----                             ------------   ------------   -----------   -------------   -----------     -------------
A. Leigh Powell................         --              --       247,844        964,781      $2,406,528        $9,042,121
Philip M. St. Germain..........    142,049        $112,652        89,844        238,281         879,153         2,286,277
Terrence M. Nicholson..........         --              --        32,125        271,375         293,180           999,852
Steven I. Hirschfeld...........         --              --       125,000        375,000       1,365,188         4,095,563
Thomas Mucher..................         --              --        70,438        121,312         772,759         1,306,882

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

       A. LEIGH POWELL. Under an employment letter agreement dated July 27, 1999, Mr. Powell received a base annual salary of $200,000, and was entitled to a bonus of not less than $100,000 based on achieving certain minimum performance goals. In October 2000, we entered into a new employment agreement with Mr. Powell, under which his base annual salary was increased to $250,000. During the term of his employment, Mr. Powell will participate in a discretionary, performance-based bonus program, the terms of which shall be determined by the board of directors. On January 1, 2002 and 2003, Mr. Powell is entitled to receive direct stock grants of 100,000 shares of our company stock if our stock price reaches certain defined minimums. In addition, Mr. Powell is entitled to receive a direct stock grant of 100,000 shares provided he is employed in good standing by us on January 1, 2003, or if he is terminated other than for cause at any time prior to January 1, 2003. Mr. Powell is entitled to severance pay equal to nine months of his base salary if he is terminated other than for cause. Upon a sale of I-many or substantially all of its assets, or a merger or change of control of I-many, 100% of his then unvested options will vest at that time, provided that the board of directors may prevent such acceleration in certain circumstances.

       PHILIP M. ST. GERMAIN. In December 1997, we entered into an employment agreement with Mr. St. Germain, our chief financial officer. Under the agreement, Mr. St. Germain received a base salary of $185,000 for fiscal year 2000. The term of the employment agreement was three years and expired in December 2000. Pursuant to certain provisions of the employment agreement which survive the agreement's expiration, Mr. St. Germain is prohibited from working for any other company that competes, directly or indirectly, with us for a period of one year from termination of his employment with us.

       TERRENCE NICHOLSON. Under an employment agreement dated July 23, 1999, Mr. Nicholson received a base annual salary of $165,000 in 2000 and a non-guaranteed bonus of 35% of his base salary, depending on I-many's performance. The letter also provides that Mr. Nicholson is entitled to receive additional options based upon achieving certain individual performance goals defined by Mr. Powell.

       STEVEN I. HIRSCHFELD. Under an employment agreement dated December 26, 1998, Mr. Hirschfeld received a base salary of $180,000 for fiscal year 2000, as well as participation in a bonus and commission plan. If we terminate Mr. Hirschfeld's employment for any reason other than for cause after the first 24 months of his employment, he will receive six months of his base pay as severance. We are also obligated to pay this severance if he resigns following a change of control of I-many which alters his duties or responsibilities. Upon a sale of I-many or substantially all of its assets, or a merger or change of control of I-many, 50% of his then unvested options will vest at that time, and the remainder will vest within 12 months of such event, provided that the board of directors may prevent such acceleration in certain circumstances.

       THOMAS MUCHER. Under an employment agreement dated January 6, 1998, Mr. Mucher is entitled to a base annual salary of at least $147,000 and a bonus based upon achieving goals and objectives mutually established by Mr. Mucher and Mr. Powell. Mr. Mucher received a base salary of $165,000 for fiscal year 2000, as well as a bonus of $44,741. Pursuant to the employment agreement, in 1998 Mr. Mucher received options for 150,000 shares of our common stock at an exercise price of $1.20 per share over a five-year vesting schedule. If I-many merges with, or is acquired by, another company, 50% of his then unvested options will vest at that time.

BENEFIT PLANS

       1994 STOCK OPTION PLAN

       Our 1994 stock option plan was adopted by our board of directors and approved by our stockholders in May 1994. The 1994 plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards. As of June 30, 2001, options to purchase an aggregate of 16,251 shares of common stock at a weighted average exercise price of $0.02 per share were outstanding under the 1994 plan and an aggregate of 3,561,607 shares of common stock had been issued upon exercise of options previously granted under the 1994 plan. In the event of a merger or other acquisition event, all outstanding options will become exercisable immediately before the merger or acquisition and our board of directors or the board of directors of any entity assuming the obligations of I-many shall, as to outstanding options either:

       - make appropriate provision for the continuation of such options by substituting for the shares then subject to such options the consideration payable with respect to the outstanding shares of common stock in connection with the acquisition; or

       - upon written notice to the optionee, provide that all options must be exercised within a specified number of days of the date of such notice, at the end of which period the options shall terminate;

       - terminate all options in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such options over the exercise price.

       The board of directors terminated the 1994 plan in conjunction with the stockholders' approval of the 2000 stock incentive plan. Therefore, no further awards will be granted under the 1994 plan.

       1997 STOCK OPTION PLAN

       Our 1997 stock option plan was adopted by our board of directors and approved by our stockholders in April 1997. The 1997 plan provided for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards. As of June 30, 2001, options to purchase an aggregate of 3,134,076 shares of common stock at a weighted average exercise price of $2.75 per share were outstanding under the 1997 plan and an aggregate of 1,674,902 shares of common stock had been issued upon exercise of options previously granted under the 1997 plan. In the event of a merger, liquidation or other acquisition event, our board of directors, or the board of directors of any corporation assuming the obligations of I-many, shall, in its discretion, take any one or more of the following action, as to outstanding options:

       - provide that such options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation;

       - upon written notice to the optionees, provide that any and all outstanding options shall become exercisable in full (to the extent not otherwise so exercisable) as of a specified date or time prior to the consummation of such transaction, and that all unexercised options shall terminate as of a specified date or time following that date unless exercised by the optionee;

       - in the event of a merger under the terms of which stockholders will receive a cash payment for each share surrendered in the merger, terminate each outstanding option in exchange for a payment equal in amount to the excess, if any, of the merger price over the per-share exercise price of each such option, times the number of shares of common stock subject to the option; or

       - terminate each outstanding option in exchange for a cash payment equal in amount to the product of the excess, if any, of the fair market value of a share of common stock over the per-share exercise price of each such option, times the number of shares subject to such option.

       The board of directors terminated the 1997 plan in conjunction with the stockholders' approval of the 2000 stock incentive plan. Therefore, no further awards may be granted under the 1997 plan.

       2000 STOCK INCENTIVE PLAN

       Our 2000 stock incentive plan was adopted by our board of directors in March 2000 and approved by our stockholders in May 2000. The 2000 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards. As of June 30, 2001, options to purchase an aggregate of 2,467,515 shares of common stock were outstanding under the 2000 stock incentive plan at a weighted average exercise price of $13.69 per share and an aggregate of 23,606 shares had been issued upon the exercise of options previously granted under the 2000 stock incentive plan. As of June 30, 2001, 8,879 shares remained available for future grant under the 2000 stock incentive plan.

       It is anticipated that no further awards will be granted under the 2000 stock incentive plan.

       In the event of a merger, liquidation or other acquisition event, our board of directors is authorized to provide for outstanding options or other stock-based awards to be assumed or substituted for by the acquiror or to accelerate the vesting schedule of awards; provided that in the event an optionee is terminated without cause within 12 months following any such event, the unvested options then held by such optionee shall automatically vest.

2001 STOCK INCENTIVE PLAN

       Our 2001 stock incentive plan was adopted by our board of directors on April 16, 2001 and approved by our stockholders on June 7, 2001. Up to 5,000,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2001 stock incentive plan. In addition, if any award under the 2001 stock incentive plan, or any options or other awards granted under our earlier stock plans, including the 1994 stock plan, the 1997 stock plan, the 2000 stock plan and the 2001 employee stock option plan, expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of common stock subject to such award being repurchased by us at the original issuance price pursuant to a contractual repurchase right) or results in any common stock not being issued, the unissued or repurchased common stock covered by such award shall be available for the grant of awards under the 2001 stock incentive plan, subject, however, in the case of incentive stock options to any limitation required under the Internal Revenue Code.

       On April 16, 2001, primarily to enable I-many to meet its commitments in connection with certain acquisitions pending stockholder approval of the 2001 stock incentive plan, the board of directors also approved the 2001 employee stock option plan, pursuant to which I-many is authorized to issue non-qualified stock options to purchase up to an aggregate of 1,000,000 shares. Not more than 25,000 shares may be issued in the aggregate under that plan to officers or directors of I-many. No stockholder approval was needed for the 2001 employee stock option plan.

       As of June 30, 2001, no options were outstanding under the 2001 employee stock option plan; however, I-many had commitments to issue options to purchase approximately 450,000 shares under the 2001 employee stock option plan in connection with recent acquisitions. No further shares will be issued under the 2001 employee stock option plan.

       The 2001 stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards.

       Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the common stock on the date of grant. Under present law, however, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than 100% of the fair market value of the common stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of our company). The 2001 stock incentive plan permits the exercise price of options to be paid by cash, check or in connection with a "cashless exercise" through a broker, by delivery to us of a promissory note, by any other lawful means, or by any combination of the permitted forms of payment.

       Employees, officers, directors, consultants and advisors (and any individuals who have accepted an offer for employment) of I-many and its subsidiaries and of other business ventures in which I-many has a significant interest are eligible to be granted awards under the 2001 stock incentive plan. Under present law, however, incentive stock options may only be granted to employees of I-many and its subsidiaries. The maximum number of shares with respect to which awards may be granted to any participant under the 2001 stock incentive plan may not exceed 600,000 shares per calendar year.

       As of June 30, 2001, approximately 400 persons were eligible to receive awards under the 2001 stock incentive plan, including I-many's executive officers and non-employee directors. The granting of awards under the 2001 stock incentive plan is discretionary, and I-many cannot now determine the number or type of awards to be granted in the future to any particular person or group.

       The 2001 stock incentive plan is administered by the board of directors. The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2001 stock incentive plan and to interpret its provisions. The board of directors may delegate authority under the plan to one or more committees or subcommittees of the board of directors. The board of directors has authorized the Compensation Committee and the stock plans subcommittee to administer certain aspects of the plan, including the granting of options to executive officers, and has authorized a committee of the board of directors, consisting of Mr. St. Germain, to grant options, subject to limitations set by the board, to newly hired employees.

       Subject to any applicable limitations contained in the 2001 stock incentive plan, the board of directors, the Compensation Committee, or any other committee to whom the board of directors delegates authority, as the case may be, selects the recipients of awards and determines:

       - the number of shares of common stock covered by options and the dates upon which such options become exercisable;

       -    the exercise price of options;

       -    the duration of options; and

       - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

       The board of directors is required to make appropriate adjustments in connection with the 2001 stock incentive plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2001 stock incentive plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as any merger or consolidation of I-many with or into another entity as a result of which all of the common stock of I-many is converted into or exchanged for the right to receive cash, securities or other property, or any exchange of all of the common stock of I-many for cash, securities or other property pursuant to a share exchange transaction. Upon the occurrence of a Reorganization Event, all outstanding options are to be assumed, or substituted for, by the acquiring or succeeding corporation. However, if the acquiring or succeeding corporation does not agree to assume, or substitute for, outstanding options, then the board of directors must either accelerate the options to make them fully exercisable prior to consummation of the Reorganization Event or provide for a cash out of the value of any outstanding options. Upon the occurrence of a Reorganization Event, the repurchase and other rights of I-many under each outstanding restricted stock award will inure to the benefit of the acquiring or succeeding corporation. The board of directors will specify the effect of a Reorganization Event on any other award at the time the award is granted.

       No award may be made under the 2001 stock incentive plan after April 16, 2011, but awards previously granted may extend beyond that date. The board of directors may at any time amend, suspend or terminate the 2001 stock incentive plan, except that no award designated as subject to Section 162(m) of the Internal Revenue Code by the board of directors after the date of such amendment shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment shall have been approved by our stockholders.

2000 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

       Our 2000 non-employee director stock option plan was adopted by our board of directors in March 2000 and approved by our stockholders in May 2000. Under the director stock option plan, directors who are not our employees will be eligible to receive non-statutory options to purchase shares of our common stock. A total of 562,500 shares of our common stock may be issued upon the exercise of options granted under the director stock option plan. As of June 30, 2001, options to purchase an aggregate of 125,000 shares of common stock were outstanding under the 2000 non-employee director stock option plan at a weighted average exercise price of $15.25 per share and no shares had been issued upon the exercise of options previously granted thereunder. As of June 30, 2001, 437,500 shares remained available for future grant under the 2000 non-employee director stock option plan.

       Under the terms of the 2000 non-employee director stock option plan, each non-employee director will be granted an option to purchase 62,500 shares of our common stock on the date of his or her initial election to the board of directors (or with respect to current non-employee directors, on the date of this offering). These options vest in three equal annual installments beginning on the first anniversary of the option grant date. In addition, each non-employee director will receive an option to purchase 25,000 shares of our common stock on the date of each annual meeting of our stockholders commencing with the 2001 annual meeting of stockholders, other than a director who was initially elected to the board of directors at any such annual meeting or, if previously, at any time after the prior year's annual meeting. These options vest in three equal annual installments, beginning on the first anniversary of the option grant date. The exercise price per share of all options will equal the fair market value per share of our common stock on the option grant date. Each grant under the 2000 non-employee director stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service.

2000 EMPLOYEE STOCK PURCHASE PLAN

       Our 2000 employee stock purchase plan was adopted by our board of directors in March 2000 and approved by our stockholders in May 2000. The purchase plan authorizes the issuance of up to a total of 1,250,000 shares of our common stock to participating employees. As of June 30, 2001, 13,431 shares of company stock at a weighted average price of $11.12 had been issued under the employee stock purchase plan.

       All of our employees, including our directors who are employees, whose customary employment is more than 20 hours per week for more than five months in any calendar year, are eligible to participate in the 2000 employee stock purchase plan. Employees who would immediately after an option grant own 5% or more of the total combined voting power or value of our stock or any subsidiary are not eligible to participate in the 2000 employee stock purchase plan.

       We plan to continue making offerings to our employees to purchase stock under the 2000 employee stock purchase plan. Offerings begin on June 1 and December 1 of each year. Each offering commencement date begins a six-month period during which payroll deductions will be made and held for the purchase of our common stock at the end of the purchase period.

       On the first day of a designated payroll deduction period, or offering period, we will grant to each eligible employee who has elected to participate in the 2000 employee stock purchase plan an option to purchase shares of our common stock as follows: the employee may authorize between 1% and 10% of his or her pay to be deducted by us during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the 2000 employee stock purchase plan, the option price is an amount equal to 85% of the closing price (as defined) per share of our common stock on either the first day or the last day of the offering period, whichever is lower. In no event may an employee purchase in any one offering period a number of shares which exceeds the number of shares determined by dividing (a) the product of $2,083 and the number or fraction of months in the offering period by (b) the closing price of a share of our common stock on the commencement date of the offering period. Our board of directors may, in its discretion, choose an offering period of 12 months or less for each offering and may choose a different offering period for each offering.

       An employee who is not a participant on the last day of the offering period is not entitled to exercise any option, and the employee's accumulated payroll deductions will be refunded. An employee's rights under the 2000 employee stock purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when the employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the employee's account would purchase at the date of death.

       Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any particular current executive officer, by all current executive officers as a group or by non-executive employees as a group.

                              CERTAIN TRANSACTIONS

       On December 30, 1999, we issued an aggregate of 1,244,325 Series C convertible preferred shares to a number of investors at a purchase price of $10.05 per share for a total cash consideration to us of approximately $12,505,466. In this transaction, we sold 895,914 shares to MSD Portfolio Investments, LP, 124,433 shares to Imprimis SB, LP, 92,493 shares to Insight Capital Partners III - Coinvestment, LP, 49,773 shares to each of Black Marlin Investments LLC and Vermeer Investments, LLC, 19,495 shares to Insight Capital Partners (Cayman) III, LP and 12,444 shares to Insight Capital Partners III, LP. William Doyle, the chairman of our board of directors, is a partner of Insight Capital Partners. Jeffrey Horing, a director of I-many, is also a partner of Insight Capital Partners.

       On September 19, 1997, we issued to Insight Capital Partners II, L.P. and WI Software Investors LLC $6,000,000 in principal amount of our senior notes due August 31, 1998, bearing interest at 6% per year, an option to purchase 2,023,550 Series A convertible preferred shares and warrants to purchase up to 400,000 Series B convertible preferred shares. Insight Capital Partners II, L.P. and WI Software Investors paid an aggregate purchase price of $6,000,000. On April 15, 1998, the note holders exercised their option to convert all principal and accrued interest into 2,023,550 Series A convertible preferred shares. Insight Capital Partners II, L.P. and WI Software Investors LLC each received 1,011,775 Series A convertible preferred shares. In December 1998, Insight Capital Partners II, L.P. and WI Software Investors LLC each exercised their warrants and each received 200,000 Series B convertible preferred shares.

       On September 19, 1997, we also redeemed an aggregate of 2,529,438 common shares at $1.18 per share for an aggregate purchase price of $3,000,000, of which 1,517,688 common shares were purchased from Alan Hyman and 1,011,750 common shares were purchased from Mark Tilly. Messrs. Hyman and Tilly are the founders of I-many and served on our board of directors until March 2000.

       On May 27, 1997, we issued convertible notes in the aggregate principal amount of $150,000 with interest payable at 12% per annum and warrants to purchase 223,200 common shares, with an exercise price of $0.67 per share. BayView Ventures purchased for $100,000 a $100,000 note and warrants for 148,812 common shares. On June 30, 1998 BayView Ventures converted its note into 148,795 common shares. BayView Ventures exercised its warrant on January 10, 2000 for 148,812 common shares. Philip M. St. Germain holds a 50% stake in BayView Ventures.

       On various dates between January 1, 1998 and June 30, 2001, we issued to our present officers and directors options to purchase an aggregate of 3,423,411 common shares at an average exercise price of $5.18 per share.

       Other than as disclosed above, there were no transactions during the three years ended December 31, 2000 and six months ended June 30, 2001 to which I-many was a party, in which the amount involved exceeded $60,000 and in which any director or executive officer of I-many, any 5% stockholder, or any member of the immediate family of any of those persons were involved.

                             PRINCIPAL STOCKHOLDERS

       The following table sets forth certain information concerning beneficial ownership of our outstanding common stock as of June 30, 2001 by:

       - each shareholder that we know is the beneficial owner of more than 5% of our common stock;

       -    each of our directors;

       -    each executive officer named in the Summary Compensation Table; and

       -    all directors and executive officers as a group.

       Information with respect to "beneficial ownership" shown in the table below is based on information supplied by the respective beneficial owners. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For purposes of calculating the percentage beneficially owned by a particular beneficial owner, the shares of common stock deemed outstanding include 34,643,048 shares outstanding as of June 30, 2001 plus all common stock issuable on exercise of options within 60 days of June 30, 2001 held by the particular beneficial owner ("Presently Exercisable Options"). Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the mailing address of each beneficial owner is c/o I-many, Inc., 537 Congress Street, 5th Floor, Portland, Maine 04101.

       The number of and percentage of shares beneficially owned by each beneficial owner will not change as a result of this offering.

                                                                 SHARES       PERCENTAGE
                                                              BENEFICIALLY   BENEFICIALLY
NAME OF BENEFICIAL OWNER                                          OWNED          OWNED
------------------------                                      ------------   ------------
Chilton Investments (1).....................................   2,514,100         7.3%
Fleet Investment Advisors, Inc. (2).........................   2,470,900         7.1%
Zurich Scudder Investments, Inc. (3)........................   2,220,700         6.4%
Philip M. St. Germain (4)...................................     314,812           *
A. Leigh Powell (5).........................................     301,414           *
Steven I. Hirschfeld (6)....................................     150,000           *
Terrence M. Nicholson (7)...................................      69,457           *
William F. Doyle (8)........................................      67,709           *
Jeffrey Horing (9)..........................................      20,834           *
Thomas Mucher (10)..........................................       5,316           *
Murray B. Low...............................................          --          --
E. David Hetz...............................................          --          --
All Executive Officers and Directors as a Group (13 people)
  (11)......................................................     969,910         2.8%

------------------------

*      Indicates less than one percent.

(1) The address of Chilton Investments is 320 Park Avenue, 22nd Floor, New York, NY 10022.

(2) The address of Fleet Investment Advisors, Inc. is 75 State Street, Boston, MA 02109.

(3) The address of Zurich Scudder Investments, Inc. is 345 Park Plaza, New York, NY 10154.

(4) Includes 120,658 shares issuable upon exercise of Presently Exercisable Options. Also includes 25,000 shares held by the St. Germain Family Trust and 57,843 shares held by the Philip M. St. Germain Qualified Annuity Trust.

(5) Consists of 301,414 shares issuable upon exercise of Presently Exercisable Options.

(6) Consists of 150,000 shares issuable upon exercise of Presently Exercisable Options.

(7) Consists of 69,457 shares issuable upon exercise of Presently Exercisable Options.

(8) Consists of 67,709 shares issuable upon exercise of Presently Exercisable Options.

(9) Consists of 20,834 shares issuable upon exercise of Presently Exercisable Options.

(10) Consists of 5,316 shares issuable upon exercise of Presently Exercisable Options.

(11) Includes 775,756 shares issuable upon exercise of Presently Exercisable Options.

                          DESCRIPTION OF CAPITAL STOCK

       The total number of shares of all classes of stock which we have authority to issue is 105,000,000 shares, consisting of (i) 100,000,000 shares of common stock, $0.0001 par value per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

       As of June 30, 2001, there were 34,643,048 shares of common stock outstanding and held of record by 179 stockholders. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may determine. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation. As a result, at each election of directors, the holders of a majority of the shares voted can elect all of the directors then standing for election.

       Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably with holders of any participating preferred stock in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

PREFERRED STOCK

       Under the terms of our amended and restated certificate of incorporation, the board of directors is authorized to issue up to 5,000,000 shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

WARRANTS

       In April 2000, we issued warrants to purchase 11,111 shares of common stock as consideration for entering into a line-of-credit agreement with a bank. The warrant, which was exercisable through July 2002 at an exercise price of $9.00 per share, was converted into 5,098 shares of common stock via a cashless exercise in May 2001.

       In May 2000, we granted to Procter & Gamble Company a fully exercisable warrant to purchase 875,000 shares of common stock as consideration for entering into a strategic relationship agreement. The warrant, which was exercisable for a period of two years at an exercise price of $9.00 per share, was converted into 561,960 shares of common stock via a cashless exercise during 2000. In addition, we have agreed to grant Procter & Gamble warrants to purchase up to 125,000 additional shares of common stock, exercisable at the then current fair market value per share, upon the achievement of milestones set forth in the strategic relationship agreement. To date, no such milestones have been achieved.

       We have granted to Accenture a fully exercisable warrant to purchase 124,856 shares of our common stock. The warrant is exercisable for a period of three years at an exercise price of $9.725 per share. In addition, we have agreed to grant Accenture additional future warrants, each with a value equal to 10% of any revenues generated from certain future software licenses to Accenture's clients and prospects.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

       We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" is defined as including mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

       Our amended and restated certificate of incorporation provides that any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The limitation on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of us.

       Our amended and restated bylaws also provide that after this offering, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated bylaws further provide that special meetings of the stockholders may only be called by the chairman of the board, the president, the board of directors or the holders of at least 30% of the shares of the capital stock of the corporation. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice and provide certain information to I-many. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting and not by written consent.

REGISTRATION RIGHTS

       As a result of a registration rights agreement between I-many and some of our stockholders, these stockholders are entitled to rights with respect to the registration of their shares under the Securities Act, as described below. Under the Accenture Warrant, we have agreed to use reasonable efforts to cause Accenture to have the rights given to the stockholders under this registration rights agreement.

       REQUIRED REGISTRATION RIGHTS.

       Certain holders of shares of our common stock can request that we register all or a portion of their shares. The registration rights agreement requires us to file up to two registration statements in response to such demands for registration and no more than one registration statement within any consecutive 360-day period. However, we are not obligated to file any registration statement during any period in which we have already filed any other registration statement which has not been withdrawn or has not been declared effective for over 90 days. Also, we may postpone the filing of a registration statement for up to 180 days once in any 12-month period if we determine that an earlier filing would be seriously detrimental to us or our stockholders.

       In addition, under the ChiCor Merger Agreement and the Intersoft Merger Agreement, the former ChiCor stockholders and the former Intersoft stockholders may request at certain times that we register shares held by such respective stockholders. The registration statement of which this prospectus is a part is being filed pursuant to the request of such stockholders. We may delay or suspend the registration under certain circumstances.

       PIGGYBACK REGISTRATION RIGHTS.

       If we register any securities for public sale, certain holders of the shares of our common stock will have the right to include their shares in the registration statement. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders due to marketing reasons.

       We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, and the fees and expenses of any special audit for any registration initiated pursuant to the required registration rights, which will be paid by the selling stockholders.

TRANSFER AGENT AND REGISTRAR

       The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, NY 10005 and its telephone number is 212-936-5100.

                              PLAN OF DISTRIBUTION

       The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

       - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

       - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

       - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       -    an over-the-counter distribution;

       -    in privately negotiated transactions; and

       -    in options transactions.

       In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

       To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

       In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

       In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

       In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

       We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

       At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

       We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

       For the shares offered hereby by the former ChiCor stockholders, we have agreed with the former ChiCor stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the first anniversary of the closing of the ChiCor Merger.

       For the shares offered hereby by the former Intersoft stockholders, we have agreed with the former Intersoft stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the first anniversary of the closing of the Intersoft Merger.

                                  LEGAL MATTERS

       The validity of the shares of common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

                                     EXPERTS

       The financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

       This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                ------
I-MANY, INC. AND SUBSIDIARIES
Report of Independent Public Accountants......................   F-2
Consolidated Balance Sheets as of December 31, 1999,
  2000 and March 31, 2001 (unaudited) ........................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000 and for the three months
  ended March 31, 2000 and 2001 (unaudited)...................   F-4
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity for the years ended December 31, 1998,
  1999 and 2000 and for the three months ended March 31, 2001
  (unaudited) ................................................   F-5
Consolidated Statements of Cash Flows for the years
  ended December 31, 1998, 1999 and 2000 and for the three
  months ended March 31, 2000 and 2001 (unaudited)............   F-8
Notes to Consolidated Financial Statements....................   F-10

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of

I-many, Inc. and subsidiary:

       We have audited the accompanying consolidated balance sheet of I-many, Inc. and subsidiary (a Delaware corporation) as of December 31, 1999 and 2000 and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I-many, Inc. and subsidiary as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                        /s/ Arthur Andersen LLP
                                        ------------------------------------

Boston, Massachusetts
February 7, 2001
(except for the matter discussed in
Note 12(b), as to which the date is March 2, 2001)

                          I-MANY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                 DECEMBER 31,       MARCH 31,
                                                              -------------------   ---------
                                                                1999       2000       2001
                                                              --------   --------   ---------
                                                                                   (Unaudited)
                                     ASSETS
Current Assets:
  Cash and cash equivalents.................................  $15,322    $50,639        $48,629
  Accounts receivable, net (Note 11)........................    4,500     10,051         11,358
  Unbilled receivables......................................    2,454      4,475          3,851
  Prepaid expenses and other current assets.................      351        370            750
  Prepaid and refundable income taxes.......................      481         89             99
                                                              -------    -------         ------
        Total current assets................................   23,108     65,624         64,687
Property and Equipment, net (Note 3)........................    4,041      8,625          8,272
Other Assets................................................       33      1,059          1,192
Goodwill and Other Purchased Intangibles, net (Note 3)......       --     10,080         14,877
                                                              -------    -------         ------
        Total assets........................................  $27,182    $85,388        $89,028
                                                              =======    =======        =======

        LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................  $ 2,819    $ 3,644        $ 2,800
  Accrued expenses (Note 3).................................    4,969      4,598          5,476
  Deferred service revenue..................................    4,649      7,050          7,388
  Unearned product revenue..................................    2,038      1,220          1,867
                                                              -------    -------        -------
        Total current liabilities...........................   14,475     16,512         17,531
                                                              -------    -------        -------
Capital Lease Obligations, net of current portion...........       18        115            102
                                                              -------    -------        -------
Commitments (Note 9)
Series C Redeemable Convertible Preferred Stock (Note 6)....   12,492         --           --
                                                              -------    -------        -------
Stockholders' Equity:
  Series A convertible preferred stock, $0.01 par value--
    Authorized--2,100,000 shares Issued and outstanding--
     2,023,550 and no shares at December 31, 1999 and
     2000, respectively.....................................       20         --           --
  Series B convertible preferred stock, $0.01 par value--
    Authorized--400,000 shares
    Issued and outstanding--400,000 and no shares at
     December 31, 1999 and 2000, respectively...............        4         --           --
  Undesignated preferred stock, $0.01 par value--
    Authorized--5,000,000 shares
    Issued and outstanding--None............................       --         --           --
  Common stock, $0.0001 par value
    Authorized--100,000,000 shares
    Issued and outstanding--12,283,885, 32,940,767 and
    33,352,906 shares at December 31, 1999 and 2000 and
    March 31, 2001, respectively............................        1          3              3
  Additional paid-in capital................................    5,522     98,746        101,878
  Deferred stock-based compensation.........................     (235)      (154)          (129)
  Stock Subscription receivable.............................      --          --            766
  Accumulated deficit.......................................   (5,115)   (29,834)       (31,123)
                                                              -------    -------        -------
        Total stockholders' equity..........................      197     68,761         71,395
                                                              -------    -------        -------
        Total liabilities, redeemable preferred stock and
        stockholders' equity................................  $27,182    $85,388        $89,028
                                                              =======    =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                          I-MANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                               THREE MONTHS
                                                                     YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                                                             ------------------------------------------   -----------------------
                                                                1998            1999            2000        2000            2001
                                                             ----------     -----------     -----------   --------        -------
                                                                                                                (Unaudited)
Net Revenues:
  Product ...............................................  $      8,526   $      9,228   $     15,608   $      1,546   $      8,481
  Service ...............................................         5,016         10,183         20,859          5,243          6,784
                                                           ------------   ------------   ------------   ------------   ------------
    Total net revenues ..................................        13,542         19,411         36,467          6,789         15,265
Cost of Revenues ........................................         2,062          5,354         15,911          3,244          4,356
                                                           ------------   ------------   ------------   ------------   ------------
    Gross profit ........................................        11,480         14,057         20,556          3,545         10,909
                                                           ------------   ------------   ------------   ------------   ------------
Operating Expenses:
  Sales and marketing ...................................         3,676          6,613         21,610          4,391          5,142
  Research and development ..............................         2,339          8,222         12,836          3,712          3,497
  General and administrative ............................         3,379          3,556          4,943            832          1,966
  Depreciation and amortization .........................           366            751          4,386            451          2,213
  In-process research and development ...................          --             --            2,400           --             --
                                                           ------------   ------------   ------------   ------------   ------------
    Total operating expenses ............................         9,760         19,142         46,175          9,386         12,818
                                                           ------------   ------------   ------------   ------------   ------------
    Income (loss) from operations .......................         1,720         (5,085)       (25,619)        (5,841)        (1,909)
                                                           ------------   ------------   ------------   ------------   ------------
Other Income (Expense):
  Interest income .......................................            98            185          1,815            158            677
  Interest expense ......................................          (185)           (11)          (292)            (1)           (32)
  Other expense, net ....................................           (42)           (28)           (79)           (18)           (25)
                                                           ------------   ------------   ------------   ------------   ------------
    Total other (expense) income ........................          (129)           146          1,444            139            620
                                                           ------------   ------------   ------------   ------------   ------------
  Income (loss) before income taxes .....................         1,591         (4,939)       (24,175)        (5,702)        (1,289)
Provision for (Benefit from) Income Taxes ...............          (321)           281           --             --             --
                                                           ------------   ------------   ------------   ------------   ------------
    Net income (loss) ...................................         1,912         (5,220)       (24,175)        (5,702)        (1,289)
  Accretion of dividends on redeemable convertible
  Preferred stock .......................................          --                3            544            253           --
                                                           ------------   ------------   ------------   ------------   ------------
    Net income (loss) applicable to common stockholders .  $      1,912   $     (5,223)  $    (24,719)  $     (5,955)  $     (1,289)
                                                           ============   ============   ============   ============   ============
Net Income (Loss) per Share:
  Basic .................................................  $       0.19   $      (0.46)  $      (1.12)  $      (0.47)  $      (0.04)
                                                           ============   ============   ============   ============   ============
  Diluted ...............................................  $       0.11   $      (0.46)  $      (1.12)  $      (0.47)  $      (0.04)
                                                           ============   ============   ============   ============   ============
Weighted Average Shares Outstanding:
  Basic .................................................    10,192,404     11,432,945     22,048,424     12,568,677     33,094,656
                                                           ============   ============   ============   ============   ============
  Diluted ...............................................    18,316,989     11,432,945     22,048,424     12,568,677     33,094,656
                                                           ============   ============   ============   ============   ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                          I-MANY, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                         CONVERTIBLE PREFERRED STOCK
                                                                 ------------------------------------------
                                             SERIES C REDEEMABLE
                                               PREFERRED STOCK               SERIES A          SERIES B
                                           ---------------------      ------------------     ----------------------   COMMON STOCK
                                                     REDEMPTION               $0.01 PAR                   $0.01 PAR   ------------
                                            SHARES        VALUE       SHARES      VALUE       SHARES          VALUE       SHARES
                                           ------     ----------      ------   ---------     ------       ---------   ------------
Balance, December 31, 1997 ...........         --      $   --            --      $  --           --         $    --      10,807,375
  Exercise of stock options ..........         --          --            --         --           --              --         104,875
  Issuance of restricted common
    stock ............................         --          --            --         --           --              --         774,750
  Amortization of deferred
    stock-based compensation .........         --          --            --         --           --              --            --
  Conversion of promissory notes
    and accrued interest into
    Series A preferred stock and
    common stock .....................         --          --       2,023,550       20           --              --         223,200
  Exercise of warrants to purchase
    Series B preferred stock .........         --          --            --         --        400,000             4            --
  Net issuance of common stock for
    services .........................         --          --            --         --           --              --          36,250
  Reclassification of accumulated
    losses of S corporation ..........         --          --            --         --           --              --            --
  Net income .........................         --          --            --         --           --              --            --
                                         ----------    --------    ----------    -------    ---------    ------------   -----------

Balance, December 31, 1998 ...........         --      $   --       2,023,550    $  20        400,000    $        4      11,946,450
  Issuance of Series C redeemable
    preferred stock, net of
    issuance costs of $17 ............    1,244,325      12,489          --         --           --              --            --
  Accretion of dividends on Series
    C redeemable preferred stock .....         --             3          --         --           --              --            --
  Exercise of stock options ..........         --          --            --         --           --              --         337,435
  Deferred stock-based compensation
    associated with the issuance of
    stock options ....................         --          --            --         --           --              --            --
  Amortization of deferred
    stock-based compensation .........         --          --            --         --           --              --            --
  Net loss ...........................         --          --            --         --           --              --            --
                                         ----------    --------    ----------    -------    ---------    ------------   -----------
Balance, December 31, 1999 ...........    1,244,325    $ 12,492     2,023,550    $  20        400,000    $        4      12,283,885
  Exercise of stock options ..........         --          --            --         --           --              --       1,821,192
  Accretion of dividends on
    Series C redeemable preferred
    stock ............................         --           544          --         --           --              --            --
  Issuance of common stock in
    initial public offering, net of
    offering costs of $1,482 .........         --          --            --         --           --              --       7,500,000
  Conversion of preferred stock to
    common stock .....................   (1,244,325)    (13,036)   (2,023,550)     (20)      (400,000)           (4)      9,169,688
  Exercise of underwriters'
    overallotment ....................         --          --            --         --           --              --       1,125,000
  Issuance of common stock pursuant
    to ChiCor acquisition ............         --          --            --         --           --              --         251,601
  Amortization of deferred
    stock-based compensation .........         --          --            --         --           --              --            --
  Issuance of common stock pursuant
    to Employee Stock Purchase
    Plan .............................         --          --            --         --           --              --           4,254
  Value of warrants issued for
    services .........................         --          --            --         --           --              --            --
  Exercise of warrants to purchase
    common stock .....................         --          --            --         --           --              --         785,147
  Net loss ...........................         --          --            --         --           --              --            --
                                         ----------    --------    ----------    -------    ---------    ------------   -----------
Balance, December 31, 2000 ...........         --      $   --            --      $  --           --      $       --      32,940,767
  Exercise of stock options ..........         --          --            --         --           --              --         266,805
  Issuance of common stock pursuant
    to Vintage acquisition ...........         --          --            --         --           --              --          34,096
  Issuance of common stock pursuant to
    Intersoft acquisition ............         --          --            --         --           --              --         115,733
  Recovery of common stock from ChiCor
    shareholders re:  escrow claim ...         --          --            --         --           --              --          (4,495)
  Subscription Receivable related to
    issuance of additional shares to
    ChiCor shareholders ..............         --          --            --         --           --              --            --
  Amortization of deferred stock-
     based compensation ..............         --          --            --         --           --              --            --
  Net loss ...........................         --          --            --         --           --              --            --
                                         ----------    --------    ----------    -------    ---------    ------------   -----------
Balance, March 31, 2001 ..............         --      $   --            --      $  --           --      $       --      33,352,906
                                         ==========    ========    ==========    =======    =========    ============   ===========

                                                                   SERIES B PREFERRED
                                                                        STOCK
                                        -----------  ADDITIONAL          WARRANTS          DEFERRED
                                        $0.0001 PAR   PAID-IN      -------------------   STOCK-BASED    SUBSCRIPTION
                                          VALUE       CAPITAL      NUMBER       VALUE     COMPENSATION  RECEIVABLE
                                        ----------  -----------    --------    -------   ------------   ------------
Balance, December 31, 1997 ...........     $  1     $     579       16,000      $   564      $--        $
  Exercise of stock options ..........      --           (547)        --           --         --          --
  Issuance of restricted common
    stock ............................      --            923         --           --          (75)       --
  Amortization of deferred
    stock-based compensation .........      --           --           --           --            9        --
  Conversion of promissory notes
    and accrued interest into
    Series A preferred stock and
    common stock .....................      --          5,998         --           --         --          --
  Exercise of warrants to purchase
    Series B preferred stock .........      --          2,560      (16,000)        (564)      --          --
  Net issuance of common stock for
    services .........................      --             58         --           --         --          --
  Reclassification of accumulated
    losses of S corporation ..........      --         (4,307)        --           --         --          --
  Net income .........................      --           --           --           --         --          --
                                           ----     ---------      -------      -------      -----      ------
Balance, December 31, 1998 ...........     $  1     $   5,264         --        $  --        $ (66)     $ --
  Issuance of Series C redeemable
    preferred stock, net of
    issuance costs of $17 ............      --           --           --           --         --          --
  Accretion of dividends on Series
    C redeemable preferred stock .....      --           --           --           --         --          --
  Exercise of stock options ..........      --             70         --           --         --          --
  Deferred stock-based compensation
    associated with the issuance of
    stock options ....................      --            188         --           --         (188)       --
  Amortization of deferred
    stock-based compensation .........      --           --           --           --           19        --
  Net loss ...........................      --           --           --           --         --
                                           ----     ---------      -------      -------      -----      ------
Balance, December 31, 1999 ...........     $  1     $   5,522         --        $  --        $(235)     $ --
  Exercise of stock options ..........      --            455         --           --         --          --
  Accretion of dividends on
    Series C redeemable preferred
    stock ............................      --           --           --           --         --          --
  Issuance of common stock in
    initial public offering, net of
    offering costs of $1,482 .........        1        61,292         --           --         --          --
  Conversion of preferred stock to
    common stock .....................        1        13,059         --           --         --          --
  Exercise of underwriters'
    overallotment ....................      --          9,416         --           --         --          --
  Issuance of common stock pursuant
    to ChiCor acquisition ............      --          4,944         --           --         --          --
  Amortization of deferred
    stock-based compensation .........      --           --           --           --           81        --
  Issuance of common stock pursuant
    to Employee Stock Purchase
    Plan .............................      --             41         --           --         --          --
  Value of warrants issued for
    services .........................      --          3,868         --           --         --          --
  Exercise of warrants to purchase
    common stock .....................      --            149         --           --         --          --
  Net loss ...........................      --           --           --           --         --          --
                                           ----     ---------      -------      -------      -----      ------
Balance, December 31, 2000 ...........     $  3     $  98,746         --        $  --        $(154)     $ --
  Exercise of stock options ..........      --            582         --           --         --          --
  Issuance of common stock pursuant
    to Vintage acquisition ...........      --            400         --           --         --          --
  Issuance of common stock pursuant to
    Intersoft acquisition ............      --          2,238         --           --         --          --
  Recovery of common stock from ChiCor
    shareholders re:  escrow claim ...      --            (88)        --           --         --          --
  Subscription Receivable related to
    issuance of additional shares to
    ChiCor shareholders ..............      --           --           --           --         --           766
  Amortization of deferred stock-
     based compensation ..............      --           --           --           --           25        --
  Net loss ...........................      --           --           --           --         --          --
                                           ----     ---------      -------      -------      -----      ------
Balance, March 31, 2001 ..............     $  3     $ 101,878         --        $  --        $(129)     $  766
                                           ====     =========      =======      =======      =====      ======

                                              TREASURY STOCK            ACCUMULATED     TOTAL
                                           -----------------------        EARNINGS    STOCKHOLDERS'
                                             SHARES          COST        (DEFICIT)      EQUITY
                                           ----------      -------      ------------  ------------
Balance, December 31, 1997 ...........      2,529,438      $(3,000)     $ (4,477)     $ (6,333)
  Exercise of stock options ..........     (1,878,063)       2,212        (1,634)           31
  Issuance of restricted common
    stock ............................       (651,375)         788          --           1,636
  Amortization of deferred
    stock-based compensation .........           --           --            --               9
  Conversion of promissory notes
    and accrued interest into
    Series A preferred stock and
    common stock .....................           --           --            --           6,018
  Exercise of warrants to purchase
    Series B preferred stock .........           --           --            --           2,000
  Net issuance of common stock for
    services .........................           --           --            --              58
  Reclassification of accumulated
    losses of S corporation ..........           --           --           4,307          --
  Net income .........................           --           --           1,912         1,912
                                           ----------      -------      --------      --------
Balance, December 31, 1998 ...........           --        $  --             108         5,331
  Issuance of Series C redeemable
    preferred stock, net of
    issuance costs of $17 ............           --           --            --            --
  Accretion of dividends on Series
    C redeemable preferred stock .....           --           --              (3)           (3)
  Exercise of stock options ..........           --           --            --              70
  Deferred stock-based compensation
    associated with the issuance of
    stock options ....................           --           --            --            --
  Amortization of deferred
    stock-based compensation .........           --           --            --              19
  Net loss ...........................           --           --          (5,220)       (5,220)
                                           ----------      -------      --------      --------
Balance, December 31, 1999 ...........           --        $  --          (5,115)          197
  Exercise of stock options ..........           --           --            --             455
  Accretion of dividends on
    Series C redeemable preferred
    stock ............................           --           --            (544)         (544)
  Issuance of common stock in
    initial public offering, net of
    offering costs of $1,482 .........           --           --            --          61,293
  Conversion of preferred stock to
    common stock .....................           --           --            --          13,036

                                      F-6



  Exercise of underwriters'
    overallotment ....................           --           --            --           9,416
  Issuance of common stock pursuant
    to ChiCor acquisition ............           --           --            --           4,944
  Amortization of deferred
    stock-based compensation .........           --           --            --              81
  Issuance of common stock pursuant
    to Employee Stock Purchase
    Plan .............................           --           --            --              41
  Value of warrants issued for
    services .........................           --           --            --           3,868
  Exercise of warrants to purchase
    common stock .....................           --           --            --             149
  Net loss ...........................           --           --         (24,175)      (24,175)
                                           ----------      -------      --------      --------
Balance, December 31, 2000 ...........           --        $  --        $(29,834)     $ 68,761
  Exercise of stock options ..........           --           --            --             582
  Issuance of common stock pursuant
    to Vintage acquisition ...........           --           --            --             400
  Issuance of common stock pursuant to
    Intersoft acquisition ............           --           --            --           2,238
  Recovery of common stock from ChiCor
    shareholders re:  escrow claim ...           --           --            --             (88)
  Subscription Receivable related to
    issuance of additional shares to
    ChiCor shareholders ..............           --           --            --             766
  Amortization of deferred stock-
     based compensation ..............           --           --            --              25
  Net loss ...........................           --           --          (1,289)       (1,289)
                                           ----------      -------      --------      --------
Balance, March 31, 2001 ..............           --        $  --        $(31,123)     $ 71,395
                                           ==========      =======      ========      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                          I-MANY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                         THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,              ENDED MARCH 31
                                                                ---------------------------------     -----------------------
                                                                  1998          1999       2000          2000           2001
                                                                --------     --------    --------     --------        -------
                                                                                                            (Unaudited)
Cash Flows from Operating Activities:
  Net income (loss) .......................................     $ 1,912      $ (5,220)     $(24,175)     $ (5,702)     $ (1,289)
  Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities--
    Depreciation and amortization .........................         357           732         4,302           435         2,188
    In-process research and development ...................        --            --           2,400          --            --
    Deferred income taxes .................................        (407)          407          --            --            --
    Amortization of debt discount .........................          98          --            --            --            --
    Compensation expense related to common stock issued for
     services .............................................          58          --            --            --            --
    Amortization of deferred stock-based compensation .....           8            19            81            16            25
    Deferred rent .........................................          (9)          (39)         --            --            --
    Noncash marketing expense related to issuance of
     warrants .............................................        --            --           2,620          --            --
    Noncash interest expense related to issuance of
     warrants .............................................        --            --              48          --            --
    Changes in operating assets and liabilities, net of
     assets acquired--
      Accounts receivable .................................      (1,942)       (2,032)       (4,924)        1,428        (1,243)
      Unbilled receivables ................................        (654)           51          (710)       (2,789)          754
      Prepaid expenses and other current assets ...........         (37)         (294)         --             (33)         (380)
      Prepaid and refundable income taxes .................        --            (481)          392           192           (10)
      Accounts payable ....................................         257         2,377           260         3,116          (861)
      Accrued expenses ....................................       1,028         2,652          (524)         (507)         (752)
      Deferred service revenue ............................       1,114         1,639           847           333            22
      Unearned product revenue ............................      (1,195)        1,390          (823)         (234)          647
                                                                -------      --------      --------      --------      --------
        Net cash provided by (used in) operating
        activities ........................................         588         1,201       (20,206)       (3,745)          605
                                                                -------      --------      --------      --------      --------
Cash Flows from Investing Activities:
  Purchases of property and equipment .....................        (939)       (3,764)       (8,379)       (4,492)         (963)
  Cash paid to acquire Chi-Cor Information Management,
  Inc .....................................................        --            --          (6,155)         --            (766)
  Cash paid to acquire Vintage Software, Inc. .............        --            --            --            --            (731)
  Cash paid to acquire Intersoft International, Inc. ......        --            --            --            --            (591)
  (Increase) decrease in other assets .....................         (25)            2        (1,026)         (621)         (133)
                                                                -------      --------      --------      --------      --------
        Net cash used in investing activities .............        (964)       (3,762)      (15,560)       (5,113)       (3,184)
                                                                -------      --------      --------      --------      --------
Cash Flows from Financing Activities:
  Net proceeds from initial public offering and exercise of
    underwriters' over-allotment ..........................        --            --          70,708          --            --
  Net proceeds from sale of Series C redeemable convertible
    preferred stock .......................................        --          12,489          --            --            --
  Proceeds from sale of restricted common stock ...........       1,636          --            --            --            --
  Proceeds from exercise of Series B preferred stock
    warrants ..............................................       2,000          --            --            --            --
  Proceeds from exercise of common stock warrants .........        --            --             149           150          --
  Payments on capital lease obligations ...................         (36)          (34)          (41)           (8)          (12)
  Proceeds from exercise of stock options .................          33            70           455           181           581
  Proceeds from Employee Stock Purchase Plan ..............        --            --              41          --            --
  Bank overdraft ..........................................        --             229          (229)        1,293          --
                                                                -------      --------      --------      --------      --------
        Net cash provided by financing activities .........       3,633        12,754        71,083         1,616           569
                                                                -------      --------      --------      --------      --------
Net Increase (Decrease) in Cash and Cash Equivalents ......       3,257        10,193        35,317        (7,242)       (2,010)
Cash and Cash Equivalents, beginning of year ..............       1,872         5,129        15,322        15,322        50,639
                                                                -------      --------      --------      --------      --------
Cash and Cash Equivalents, end of year ....................     $ 5,129      $ 15,322      $ 50,639      $  8,080      $ 48,629
                                                                =======      ========      ========      ========      ========

                          I-MANY, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                 (IN THOUSANDS)

                                                                                                  THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                              ------------------------------   ------------------
                                                                1998       1999       2000       2000       2001
                                                              --------   --------   --------   --------   --------
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest....................  $     27   $     11   $     50   $      1   $      7
                                                              ========   ========   ========   ========   ========
  Cash paid (refunded) during the year for taxes............  $     --   $    354   $   (253)  $   (188)  $     --
                                                              ========   ========   ========   ========   ========
Supplemental Disclosure of Noncash Investing and Financing
Activities:
  Conversion of preferred stock to common stock.............  $     --   $     --   $ 13,060   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Accretion of dividends on Series C redeemable convertible
    preferred stock.........................................  $     --   $      3   $    544        252   $     --
                                                              ========   ========   ========   ========   ========
  Deferred stock-based compensation associated with the
    issuance of stock options...............................  $     --   $    188   $     --   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Conversion of promissory notes and accrued interest into
    Series A preferred stock................................  $  5,868   $     --   $     --   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Conversion of promissory notes into common stock..........  $    150   $     --   $     --   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Issuance of common stock pursuant to cashless exercise of
    warrants................................................  $     --   $     --   $  7,875   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Issuance of warrants to purchase common stock.............  $     --   $     --   $  3,868   $     --   $     --
                                                              ========   ========   ========   ========   ========
  Property and equipment acquired under capital lease
    obligations.............................................  $     --   $     --   $    173   $     --   $     --
                                                              ========   ========   ========   ========   ========
  On November 16, 2000, the Company acquired Chi-Cor
    Information Management, Inc., as follows:
    Fair value of assets acquired...........................  $     --   $     --   $(13,571)  $     --   $     --
    Cash paid for acquisition...............................        --         --      6,155         --         --
    Common stock issued.....................................        --         --      4,944         --         --
                                                              --------   --------   --------   --------   --------
    Liabilities assumed.....................................  $     --   $     --   $ (2,472)  $     --   $     --
                                                              ========   ========   ========   ========   ========

As of March 31, 2001, the Company recorded additional purchase price related to its acquisition of Chi-Cor
Information Management, Inc. on November 16, 2000 as follows:

Fair value of additional assets acquired....................  $     --   $     --   $     --   $     --   $ (1,453)
Additional cash paid........................................        --         --         --         --        766
Additional common stock to be issued........................        --         --         --         --        677
                                                                ------   --------   --------   --------   --------
Additional liabilities assumed..............................  $     --   $     --   $     --   $     --   $    (10)
                                                               ========   ========   ========   ========  ========

On January 25, 2001, the Company acquired Vintage
Software, Inc. as follows:

Fair value of assets acquired ..............................  $     --   $     --   $     --   $     --   $ (1,168)
Cash paid for acquisition...................................        --         --         --         --        731
Common stock issued.........................................        --         --         --         --        400
                                                                ------   --------   --------   --------   --------
Liabilities assumed.........................................  $     --   $     --   $     --   $     --   $    (37)
                                                               ========   ========   ========   ========  ========

On March 2, 2001, the Company acquired Intersoft
International, Inc. as follows:

Fair value of assets acquired...............................  $     --   $     --   $     --   $     --   $ (3,242)
Cash paid for acquisitions..................................        --         --         --         --        591
Common stock issued.........................................        --         --         --         --      2,240
                                                                ------   --------   --------   --------   --------
Additional liabilities assumed..............................  $     --   $     --   $     --   $     --   $   (411)
                                                               ========   ========   ========   ========  ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

       I-many, Inc. (the Company), formerly SCC Technologies, Inc., provides software and Internet-based solutions and related professional services that allow clients to manage complex contract purchasing arrangements. Historically, the Company's primary customer base has included parties involved in the sale and distribution of pharmaceutical and other healthcare products, including manufacturers, purchasers, groups of purchasers and distributors. The Company was originally incorporated in 1989 in the Commonwealth of Massachusetts as a Subchapter S corporation. On April 2, 1998, the Company reorganized and reincorporated in the State of Delaware as a Subchapter C corporation.

       In July 2000, the Company completed its initial public offering (IPO) and issued 7,500,000 shares of common stock which resulted in total net proceeds to the Company of approximately $61.3 million. In August 2000, the underwriters exercised their overallotment option for an additional 1,125,000 shares of common stock which resulted in total net proceeds to the Company of approximately $9.4 million.

       The Company purchased certain assets and assumed certain liabilities of Chi-Cor Information Management, Inc. (ChiCor) on November 16, 2000. ChiCor provides software used in the manufacturing and distribution industries for trade promotions and deductions management. This acquisition has been accounted for as a purchase transaction with the excess of the purchase price over the net assets acquired allocated to goodwill (see Note 2).

       The Company purchased certain assets and assumed certain liabilities of Vintage Software, Inc. (Vintage) on January 25, 2001. Vintage markets a competing product to the Company's CARS software suite of products to mid-market pharmaceutical companies. This acquisition has been accounted for as a purchase transaction with the excess of the purchase price over the net assets acquired allocated to goodwill (see Note 12).

       The Company purchased certain assets and assumed certain liabilities of Intersoft International, Inc. (Intersoft) on March 2, 2001. Intersoft markets software to companies and brokers in the food service industry. This acquisition has been accounted for as a purchase transaction with the excess of the purchase price over the net assets acquired allocated to goodwill (see Note 12).

       The Company purchased certain assets and assumed certain liabilities of BCL Vision Ltd. (BCL) on April 9, 2001. BCL specializes in collection and dispute management software and services. This acquisition has been accounted for as a purchase transaction with the excess of the purchase price over the net assets acquired allocated to goodwill (see Note 12).

       The Company's consolidated financial statements reflect the application of certain accounting policies, as described below and elsewhere in these notes to consolidated financial statements.

(a)  PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)  UNAUDITED INTERIM FINANCIAL STATEMENTS

       The accompanying balance sheet as of March 31, 2001 and the statements of operations, cash flows and stockholders' equity (deficit) for the three months ended March 31, 2000 and 2001 are unaudited, but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of results for these interim periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted, although the Company believes that the disclosures included are adequate to make the information presented not misleading. The results of operations for the interim period ended March 31, 2001 are not necessarily indicative of results to be expected for the entire fiscal year or any future periods.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)  REVENUE RECOGNITION

       The Company recognizes revenue in accordance with Statement of Position
(SOP) No. 97-2, SOFTWARE REVENUE RECOGNITION and SOP 98-9, SOFTWARE REVENUE RECOGNITION, WITH RESPECT TO CERTAIN ARRANGEMENTS. The Company generates revenues from licensing its software and providing professional services, training and maintenance and support services. Historically, product revenues have been principally comprised of software license fees generated from the Company's Contract Administration and Reporting System, or CARS, software suite.

       The Company sells software, professional services, training and maintenance and support services. In multiple-element arrangements, the Company allocates the total fee to professional services, training and maintenance and support services based on the fair value of those elements, which is defined as the price charged when those elements are sold separately. The residual amount is then allocated to the software license fee.

       The Company recognizes software license fees upon execution of a signed license agreement and delivery of the software, provided there are no significant post-delivery obligations, the payment is fixed or determinable and collection is probable. In cases where significant post-delivery obligations exist, such as customization or enhancements to the core software, the Company recognizes the entire fee on a percentage-of-completion basis, and includes the entire fee in product revenues. During the years ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2000 and 2001 revenues of approximately $0, $0, $2,425, $0 and $207, respectively, resulted from fees earned under percentage-of-completion arrangements. If an acceptance period is required, revenues are recognized upon customer acceptance. The Company provides for sales returns at the time of revenue recognition based on historical experience. To date, such returns have not been significant.

       Service revenues include professional services, training and maintenance and support services. Professional service revenues are recognized as the services are performed for time and materials contracts and using the percentage-of-completion method for fixed fee contracts. If conditions for acceptance exist, professional service revenues are recognized upon customer acceptance. For fixed fee professional service contracts, the Company provides for anticipated losses in the period in which the loss becomes known and can be reasonably estimated. To date, losses incurred on fixed fee contracts have not been significant. Training revenues are recognized as the services are provided. Maintenance and customer support fees are recognized ratably over the term of the maintenance contract which is generally twelve months. When maintenance and support is included in the total license fee, the Company allocates a portion of the total fee to maintenance and support based upon the price paid by the customer to purchase maintenance and support in the second year.

       In the latter part of 1999, the Company started offering its clients an enterprise agreement that includes a software license, maintenance and support and a fixed number of days of professional services. Clients opting for this enterprise agreement will enter into a three-year, fixed-fee, all-inclusive agreement payable in three equal annual installments commencing upon the execution of the agreement. Due to the extended payment terms, the Company recognizes the software license and maintenance and support component ratably over the term of the enterprise agreement and recognizes the professional service component as the related services are performed, provided that the aggregate revenue recognized under the enterprise agreement does not exceed the total cash received.

       Payments received from customers at the inception of a maintenance period are treated as deferred service revenues and recognized ratably over the maintenance period. Payments received from customers in advance of product shipment or revenue recognition are treated as unearned product revenues and recognized when the product is shipped to the customer or when earned. Substantially all of the amounts included in cost of revenues represent direct costs related to the delivery of professional services, training and maintenance and customer support. To date, cost of product revenues have not been significant.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

       The Company considers all highly liquid securities purchased with original maturities of 90 days or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value, and primarily consist of money market funds and overnight investments that are readily convertible to cash.

(f) DEPRECIATION AND AMORTIZATION

       The Company provides for depreciation and amortization on its property and equipment as well as goodwill and other purchased intangibles using the straight-line method over the following estimated useful lives:

                                                              ESTIMATED USEFUL
                        DESCRIPTION                                LIVES
------------------------------------------------------------  ----------------
Computer software...........................................    2-3 years
Computer hardware...........................................     3 years
Furniture and equipment.....................................    5-7 years
Leasehold improvements......................................     5 years
Goodwill....................................................     4 years
Developed technology........................................     4 years
Assembled workforce.........................................     2 years

(g) LONG-LIVED ASSETS

       The Company assesses the realizability of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF. The Company reviews its long-lived assets for impairment as events and circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates the realizability of its long-lived assets based on profitability and cash flow expectations for the related asset. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

(h) RESEARCH AND DEVELOPMENT COSTS

       Research and development costs are charged to operations as incurred. SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have not been material. As such, all software development costs incurred to date have been expensed as incurred.

(i) COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

       The Company accounts for internal-use software, in accordance with SOP 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. In accordance with this statement, costs incurred during the preliminary project stage and costs incurred for data conversion, training and maintenance are expensed as incurred. Once the preliminary project stage is completed, external direct costs incurred during the application development stage are capitalized and amortized over the estimated useful life of the asset.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       The Company incurred significant expenditures related to the design and development of an Internet website that are accounted for under SOP 98-1. For the year ended December 31, 1998, no internal-use software development costs related to the website were incurred or capitalized. For the years ended December 31, 1999 and 2000, the Company incurred approximately $2,978 and $8,036, respectively, of internal-use software development costs related to the website, of which a total of $6,670 was capitalized primarily related to costs incurred with a third party; the remainder was charged to research and development expense. The Company began amortizing capitalized website development costs in February 2000, upon launch of the website, over its estimated useful life of two years. Through March 31, 2001, the Company has recorded approximately $3,440 of amortization expense. Capitalized internal-use software development costs related to the website are included in computer software as part of property and equipment.

(j) CONCENTRATIONS OF CREDIT RISK

       SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet risk and concentrations of credit risk. The Company does not have any significant off-balance-sheet risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist of cash equivalents and accounts receivable. Concentration of credit risk with respect to cash equivalents is limited because the Company places its investments in highly-rated financial institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

       The Company had certain customers whose accounts receivable balances, including unbilled receivables, individually represented a significant percentage of total receivables at period-end, as follows:

                                                                   THREE MONTHS
                                             DECEMBER 31,         ENDED MARCH 31,
                                          -------------------    -----------------
                                            1999       2000       2000       2001
                                          --------   --------   --------   --------
                                                                     (Unaudited)
Customer A..............................     27%         *         *           *
Customer B..............................     13%         *         *           *
Customer C..............................     13%         *         *          10%
Customer D..............................      *         28%       45%         15%
Customer E..............................      *         18%         *          *
Customer F..............................      *         12%         *         11%
Customer G..............................      *          *        14%          *
Customer H..............................      *          *        23%          *

The Company had certain customers whose revenues individually represented a significant percentage of total net revenues, as follows:

                                                                             THREE MONTHS
                                                   DECEMBER 31,              ENDED MARCH 31,
                                          ------------------------------   -------------------
                                            1998       1999       2000       2000       2001
                                          --------   --------   --------   --------   --------
                                                                                (Unaudited)
Customer D..............................      *          *         29%        37%        14%
Customer G..............................      *         11%         *           *          *

------------------------

* Was less than 10% of the Company's total

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)  FAIR VALUE OF FINANCIAL INSTRUMENTS

       The carrying amounts of the Company's financial instruments, including its cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of these instruments.

(l)  NET INCOME (LOSS) PER SHARE

       In accordance with SFAS No. 128, EARNINGS PER SHARE, basic and diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average basic and diluted number of shares of common stock outstanding during the period. The calculation of basic weighted average shares outstanding excludes unvested restricted common stock (see Note 7(b)) that is subject to repurchase by the Company. For periods in which a net loss has been incurred, the calculation of diluted net loss per share excludes potential common stock, as their effect is antidilutive. Potential common stock includes (i) incremental shares of common stock issuable upon the exercise of outstanding stock options and warrants calculated using the treasury stock method; (ii) shares of common stock issuable upon the exchange or conversion of preferred stock and convertible debt calculated using the as-if-converted method; and (iii) unvested restricted common stock subject to repurchase by the Company. In accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 98, EARNINGS PER SHARE IN AN INITIAL PUBLIC OFFERING, the Company determined that there were no nominal issuances of common stock prior to the Company's initial public offering (IPO).

A reconciliation between the shares used to compute basic and diluted net income
(loss) per share is as follows:

                                                                                                THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                                                     ------------------------------------   ---------------------
                                                        1998         1999         2000         2000         2001
                                                     ----------   ----------   ----------   ----------   ---------
Weighted average common shares outstanding.........  11,011,984   12,137,097   22,119,569   12,709,302    33,094,656
Less--Weighted average unvested common shares
  outstanding......................................     819,580      704,152       71,145      140,625            --
                                                     ----------   ----------   ----------   ----------    ----------
Basic weighted average shares outstanding..........  10,192,404   11,432,945   22,048,424   12,568,677    33,094,656
Add--Incremental effect of the following:
  Unvested restricted common stock.................     819,580           --           --           --            --
  Convertible preferred stock......................   1,555,766           --           --           --            --
  Convertible debt.................................   3,613,482           --           --           --            --
  Stock options....................................   2,083,889           --           --           --            --
  Stock warrants...................................      51,868           --           --           --            --
                                                     ----------   ----------   ----------   ----------    ----------
Diluted weighted average shares outstanding........  18,316,989   11,432,945   22,048,424   12,568,677    33,094,656
                                                     ==========   ==========   ==========   ==========    ==========

       The calculation of diluted net income (loss) per share excludes the following potential shares of common stock as their effect on net income (loss) per share is anti-dilutive:

                                                                                       THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                               ---------------------------------   ---------------------
                                                 1998        1999        2000        2000        2001
                                               ---------   ---------   ---------   ---------   ---------
Unvested restricted common stock.............         --     704,152      71,145      140,625          --
Convertible preferred stock..................         --   6,067,421   4,885,489    9,169,688          --
Stock options................................  1,819,563   2,543,594   3,250,329    3,644,228   3,331,721
Stock warrants...............................         --     164,780     103,287         --         4,301
                                               ---------   ---------   ---------   ---------   ----------
                                               1,819,563   9,479,947   8,310,250   12,954,541   3,336,022
                                               =========   =========   =========   ==========   ==========

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(1) OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       In computing diluted net income per share for the year ended December 31, 1998, approximately $60 has been added back to net income applicable to common stockholders related to interest expense on convertible debt that is assumed to have been converted to common stock.

(m)  RECENT ACCOUNTING PRONOUNCEMENTS

       In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133, as amended by SFAS No. 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements or results of operation.

       In March 2000, the FASB issued Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION--AN INTERPRETATION OF APB OPINION NO. 25. This interpretation clarifies the application of APB Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events occurring during the period after December 15, 1998 but before the effective date. The adoption of this interpretation did not have any effect on the Company's consolidated financial statements or results of operation.

(n)  COMPREHENSIVE INCOME (LOSS)

       SFAS No. 130, REPORTING COMPREHENSIVE INCOME, requires disclosure of all components of comprehensive income (loss) on an annual and interim basis. Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the years ended December 31, 1998, 1999 and 2000, the Company had no items of other comprehensive income (loss); therefore, comprehensive income (loss) for all periods presented is the same as reported net income (loss).

(o)  RECLASSIFICATIONS

       Certain prior year account balances have been reclassified to be consistent with the current year's presentation.

(2) CHICOR AQUISITION

       On November 16, 2000, the Company acquired all of the outstanding capital stock of ChiCor for an initial purchase price of $13.5 million which consisted of cash of $5.7 million, a portion of which was used to pay off ChiCor's outstanding bank loan of $754, 251,601 shares of Company common stock with a fair value of $4.9 million, assumed liabilities of $2.5 million and transaction costs of $458. In addition, upon the achievement of certain revenue and income milestones through December 31, 2001, the ChiCor shareholders are entitled to additional consideration of up to $4.6 million, payable in the form of cash and Company common stock. The acquisition was accounted for as a purchase business combination in accordance with Accounting Principles Board (APB) Opinion No. 16, ACCOUNTING FOR BUSINESS COMBINATIONS. The Company has consolidated the operations of ChiCor beginning on the date of acquisition. The Company retained an independent appraiser for the purpose of allocating the initial consideration to the tangible and intangible assets acquired and liabilities assumed and determining the estimated economic lives over which the intangible assets should be amortized. The Company is amortizing goodwill over 4 years, developed technology over 4 years and assembled workforce over 2 years. The portion of the purchase price allocated to in-process research and development, totaling $2.4 million, was based on a risk-adjusted cash flow appraisal method and represents projects that had not yet reached technological feasibility and had no alternative future use. This portion of the purchase price was expensed upon consummation of the ChiCor acquisition.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(2) CHICOR ACQUISITION (CONTINUED)

The following is a summary of the allocation of the initial consideration in the acquisition of ChiCor:

Current assets..............................................  $   756
Developed technology........................................    3,200
Assembled workforce.........................................      300
In-process research and development.........................    2,400
Goodwill....................................................    6,915
                                                              -------
    Total initial consideration.............................  $13,571
                                                              =======

(a) UNAUDITED PRO FORMA INFORMATION

       The following unaudited pro forma information summarizes the effect of the ChiCor acquisition as if the acquisition had occurred as of January 1, 1999. This pro forma information is presented for informational purposes only. It is based on historical information and does not purport to represent the actual results that may have occurred had the Company acquired ChiCor on January 1, 1999, nor is it necessarily indicative of future results of operations of the combined enterprises.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 1999         2000
                                                              ----------   ----------
                                                                    (UNAUDITED)
Pro forma revenues..........................................   $ 21,087     $ 38,932
Pro forma net loss..........................................   $(10,694)    $(28,086)
Pro forma net loss per share................................   $  (0.92)    $  (1.26)

       The pro forma results of operations excludes the one-time in-process research and development expense of $2.4 million for the years ended December 31, 1999 and 2000.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


(3) DETAILS OF FINANCIAL STATEMENT COMPONENTS

                                                                 DECEMBER 31,       MARCH 31,
                                                              -------------------   -----------
                                                                1999       2000       2001
                                                              --------   --------   --------
Property and Equipment:
  Computer software.........................................   $2,706     $8,208     $8,562
  Computer hardware.........................................    2,103      3,948      4,448
  Furniture and equipment...................................      465      1,415      1,522
  Leasehold improvements....................................       --        254        281
                                                               ------     ------     ------
                                                                5,274     13,825     14,813
  Less--Accumulated depreciation and amortization...........    1,233      5,200     (6,541)
                                                               ------     ------     ------
                                                               $4,041     $8,625     $8,272
                                                               ======     ======     ======

       Included in furniture and equipment are assets with a value of $57 and $307 as of December 31, 1999 and 2000, respectively, pursuant to capital lease arrangements.

                                                                     DECEMBER 31,       MARCH 31,
                                                                  -------------------   ---------
                                                                    1999       2000       2001
                                                                  --------   --------   --------
Goodwill and Other Purchased Intangibles:
  Goodwill..................................................      $    --    $ 6,915     $11,027
  Developed technology......................................           --      3,200       4,232
  Assembled workforce.......................................           --        300         300
  Customer list.............................................           --         --         500
                                                                  -------    -------     -------
                                                                       --     10,415      16,059
  Less--Accumulated amortization............................           --        335       1,182
                                                                  -------    -------     -------
                                                                  $    --    $10,080     $14,877
                                                                  =======    =======     =======

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(3)      DETAILS OF FINANCIAL STATEMENT COMPONENTS (CONTINUED)

                                                                 DECEMBER 31,       MARCH 31,
                                                              -------------------   ---------
                                                                1999       2000       2001
                                                              --------   --------   --------
Accrued Expenses:
  Accrued software development costs........................   $1,375     $   --     $   --
  Accrued payroll and benefits..............................    1,302      2,402      2,535
  Accrued commissions.......................................      811      1,075        835
  Accrued consulting and professional fees..................      983        637        938
  Accrued other.............................................      246        425      1,109
  Current portion of capital lease obligations..............       23         59         59
  Bank overdraft............................................      229         --         --
                                                               ------     ------     ------
                                                               $4,969     $4,598     $5,476
                                                               ======     ======     ======

(4) STRATEGIC RELATIONSHIP AGREEMENT

       In May 2000, the Company entered into a Strategic Relationship Agreement (the Agreement) with The Procter & Gamble Company (P&G), pursuant to which P&G has designated the Company for a period of at least three years as their exclusive provider of purchase contract management software for P&G's commercial products group. In addition, P&G has agreed to provide the Company with certain strategic marketing and business development services over the term of the Agreement. P&G also entered into an agreement to license certain software and technology from the Company.

       As consideration for entering into the Agreement, the Company will pay P&G a royalty of up to 10% of the revenue derived from the commercial products market, as defined. To date, no such royalties have been earned or paid. In addition, the Company granted to P&G a fully exercisable warrant to purchase 875,000 shares of common stock as more fully described in Note 7(f).

(5) LINE-OF-CREDIT AGREEMENT

       In April 2000, the Company entered into a revolving line-of-credit agreement with a bank whereby the Company could borrow up to $3.0 million, limited to 80% of eligible accounts receivable, as defined in the agreement. Borrowings under the line-of-credit agreement bore interest at the bank's prime rate plus 2.0% per annum and were secured by substantially all assets of the Company. Subsequent to the IPO in July 2000, the Company used a portion of the IPO proceeds to repay all amounts then outstanding under the line of credit and terminated the agreement. As consideration for entering into the line-of-credit agreement, the Company issued to the bank a warrant to purchase 11,111 shares of the Company's common stock as more fully described in Note 7(f).

(6) REDEEMABLE CONVERTIBLE PREFERRED STOCK

       Prior to its IPO, the Company had authorized 1,250,000 shares of redeemable convertible preferred stock, all of which were designated Series C redeemable convertible preferred stock (the Series C). On December 30, 1999, the Company sold 1,244,325 shares of the Series C for aggregate proceeds of approximately $12.5 million. The Series C held certain rights and preferences, including a cumulative 8% dividend, voting rights, a liquidation preference of $10.05 per share plus accrued dividends, redemption rights, and the option to convert each share of Series C into 2.5 shares of voting common stock. In July 2000, upon the effectiveness of the Company's IPO described in Note 7(a), each share of Series C then outstanding was converted into 2.5 shares of voting common stock, or an aggregate of 3,110,813 shares. At December 31, 2000, no shares of Series C preferred stock remain authorized or outstanding.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) STOCKHOLDERS' EQUITY

(a) INITIAL PUBLIC OFFERING

       In July 2000, the Company completed an IPO of 7,500,000 shares of common stock at a per share price of $9.00. The Company received proceeds of approximately $61.3 million, net of underwriting discounts, commissions and offering expenses of approximately $6.2 million. In August 2000, the underwriters exercised their overallotment option for an additional 1,125,000 shares of common stock, for which the Company received net proceeds of approximately $9.4 million, net of underwriting discounts and commissions. Upon the effectiveness of the IPO all shares of Series A, Series B and Series C convertible preferred stock were converted into an aggregate of 9,169,688 shares of common stock. At December 31, 2000, no shares of Series A, Series B or Series C preferred stock remain authorized or outstanding.

(b) COMMON STOCK

       Upon its re-incorporation in March 1998, the Company effected a 25-for-1 stock split. In March 2000, the Company approved a 2.5-for-1 stock split, which was effected as a stock dividend on July 11, 2000. All share and per share amounts in the accompanying consolidated financial statements and notes have been retroactively adjusted in all periods presented to reflect these stock splits. In March 2000, the Board voted to amend the Company's authorized capital stock to include 105,000,000 shares of capital stock, of which 100,000,000 shares are designated as common stock, $0.0001 par value per share, and 5,000,000 shares are undesignated preferred stock, $0.01 par value per share. At December 31, 2000, the Company had reserved 8,287,301 shares of common stock for issuance upon the exercise of stock options and warrants.

       During 1998, the Company sold at fair market value 1,238,625 shares of restricted common stock to an officer of the Company. The restricted common stock vested over four years. Upon the termination of this officer in 1999, all unvested shares became fully vested in accordance with the terms of the original restricted stock purchase agreement. During 1998, the Company sold at less than fair market value 187,500 shares of restricted common stock to a director of the Company, for which the Company recorded deferred compensation of $75 to be amortized over the four-year vesting period of the restricted stock. These shares became fully vested upon the effectiveness of the Company's IPO.

       During 1999, the Company granted 187,500 options to purchase common stock at less than fair market value to a director of the Company, for which the Company recorded deferred stock-based compensation of $188 that is being amortized over the four year vesting period of the options.

(c) CONVERTIBLE PREFERRED STOCK

       Prior to its IPO, the Company had authorized 2,500,000 shares of convertible preferred stock with a par value of $.01 per share, of which 2,100,000 shares were designated Series A convertible preferred stock (the Series A) and 400,000 shares were designated Series B convertible preferred stock (the Series B) (collectively, the Convertible Preferred Stock). The Convertible Preferred Stock held certain rights and preferences, including dividends, voting rights, liquidation rights and the option to convert each share of Convertible Preferred Stock into 2.5 shares of voting common stock. In July 2000, upon the effectiveness of the Company's IPO described in Note 7(a), each share of Convertible Preferred Stock then outstanding was converted into
2.5 shares of voting common stock, or an aggregate of 6,058,875 shares of common stock. At December 31, 2000, no shares of Series A or Series B Convertible Preferred Stock remain authorized or outstanding.

       The Company's Bylaws provide for and the Board of Directors and stockholders authorized 5,000,000 shares of $0.01 par value undesignated preferred stock. The Board of Directors has the authority to issue such shares in one or more series and to fix the relative rights, preferences, privileges and restrictions without vote or action by the stockholders. The Board of Directors has no present plans to issue any shares of preferred stock.

(d) STOCK INCENTIVE PLANS

       In May 1994, the Company adopted the 1994 Stock Plan (the 1994 Plan), for which 4,375,000 shares of common stock were reserved. Under the terms of the 1994 Plan, the Company could grant

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) STOCKHOLDERS' EQUITY (CONTINUED)

nonqualified or incentive stock options, make awards of stock or authorize stock purchases by directors, officers, employees or consultants of the Company. The exercise price for option grants was to be determined by the Board of Directors but in no event would the exercise price be less than (i) the fair market value of the common stock in the case of incentive stock options, or (ii) the lesser of (a) the book value per share of the Company or (b) 10% of the fair market value of the common stock, in the case of nonqualified stock options. Option grants under the 1994 Plan generally vest over a period of five years and terminate 10 years from the date of grant. The Board of Directors terminated the 1994 Plan in March 2000.

       In April 1997, the Company adopted the 1997 Stock Option/Stock Issuance Plan (the 1997 Plan), for which 6,250,000 shares of common stock were reserved. Under the terms of the 1997 Plan, the Company could grant nonqualified or incentive stock options, make awards of stock or authorize stock purchases by directors, officers, employees or consultants of the Company. The exercise price for option grants was to be determined by the Board of Directors but in no event would the exercise price be less than (i) the fair market value of the common stock in the case of incentive stock options, or (ii) the lesser of (a) the book value per share of the Company or (b) 30% of the fair market value of the common stock in the case of nonqualified stock options. Option grants under the 1997 Plan generally vest over a period of four to five years, as determined by the Board of Directors, and expire 10 years from the date of grant. The Board of Directors terminated the 1997 Plan in March 2000.

       In March 2000, the Company adopted the 2000 Stock Incentive Plan and the 2000 Non-Employee Director Stock Option Plan. The 2000 Stock Incentive Plan provides for the grant of up to 2,500,000 shares of common stock in the form of incentive stock options, nonqualified stock options, restricted stock awards and other stock-based awards. All of the Company's officers, employees, directors, consultants and advisors are eligible to receive awards under the 2000 Stock Incentive Plan. The 2000 Non-Employee Director Stock Option Plan provides for the grant of up to 562,500 shares of common stock in the form of nonqualified stock options to directors who are not employees. Each non-employee director will initially be granted an option to purchase 62,500 shares of common stock; in addition, each non-employee director will receive an option to purchase 25,000 shares of common stock on the date of each annual meeting of stockholders.

       At December 31, 2000, options to purchase 1,307,960 and 437,500 common shares were available for future grants under the 2000 Stock Incentive Plan and the 2000 Non-Employee Director Stock Option Plan, respectively.

       The following table summarizes stock option activity under all of the Company's stock incentive plans:

                                                                                              WEIGHTED
                                                                            RANGE OF          AVERAGE
                                                         NUMBER OF          EXERCISE          EXERCISE
                                                           SHARES            PRICES            PRICE
                                                         ----------   ---------------------   --------
Balance, December 31, 1997.............................   4,077,313   $        0.002--0.016    $0.008
  Granted..............................................   1,819,563            1.200--1.516     1.248
  Exercised............................................  (1,982,938)           0.002--1.200     0.016
  Canceled.............................................    (803,750)           0.016--1.200     0.872
                                                         ----------   ---------------------    ------
Balance, December 31, 1998.............................   3,110,188            0.016--1.516     0.504
  Granted..............................................   3,153,188            1.516--3.800     2.704
  Exercised............................................    (337,435)           0.016--1.200     0.208
  Canceled.............................................    (370,078)           0.016--1.516     1.412
                                                         ----------   ---------------------    ------
Balance, December 31, 1999.............................   5,555,863            0.016--3.800     1.712
  Granted..............................................   1,886,777           4.200--18.500    12.453
  Exercised............................................  (1,821,192)           0.016--3.000     0.249
  Canceled.............................................    (336,464)          1.200--11.750     5.548
                                                         ----------   ---------------------    ------
Balance, December 31, 2000.............................   5,284,984           0.016--18.500     5.731
  Granted..............................................   1,062,703          13.375--14.250    13.840
  Exercised............................................    (266,805)          0.016--10.800     2.180
  Canceled.............................................     (61,710)          1.200--18.500     8.931
                                                         ----------   ---------------------    ------

Balance, March 31, 2001................................   6,019,172           0.016--18.500     7.223
                                                         ==========   =====================    ======

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) STOCKHOLDERS' EQUITY (CONTINUED)

Exercisable, December 31, 1998.........................   1,648,500   $        0.016--1.516    $0.048
                                                         ----------   ---------------------    ------
Exercisable, December 31, 1999.........................   1,698,020   $        0.016--3.800    $0.156
                                                         ----------   ---------------------    ------
Exercisable, December 31, 2000.........................     977,661   $       0.016--15.250    $3.215
                                                         ----------   ---------------------    ------
Exercisable, March 31, 2001............................   1,134,754   $       0.016--18.500    $3.067
                                                         ==========   =====================    ======

       Additional information regarding options outstanding and exercisable as of December 31, 2000 is as follows:

                        OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
-------------------------------------------------------------------   ----------------------------
                                                         WEIGHTED
                                          WEIGHTED        AVERAGE                      WEIGHTED
                          NUMBER OF       AVERAGE        REMAINING     NUMBER OF       AVERAGE
  RANGE OF EXERCISE        OPTIONS     EXERCISE PRICE   CONTRACTUAL     OPTIONS     EXERCISE PRICE
        PRICES           OUTSTANDING     PER SHARE         LIFE       EXERCISABLE     PER SHARE
----------------------   -----------   --------------   -----------   -----------   --------------
$                0.016       50,435        $ 0.016          5.70         37,778         $ 0.016
         1.200-- 1.516    1,374,935          1.381          7.74        362,189           1.373
         2.800-- 4.200    2,484,574          3.300          8.69        505,192           3.151
        10.000--11.750      549,190         11.411          9.50         10,000          10.000
        15.250--18.500      825,850         16.855          9.85         62,502          15.250
                          ---------        -------          ----        -------         -------
                          5,284,984        $ 5.730          8.68        977,661         $ 3.215
                          =========        =======          ====        =======         =======


       The Company applies APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, in accounting for its stock compensation plans. In cases where options are granted or stock is issued at a price below fair market value, the Company calculates compensation expense as the difference between the fair market value, as determined by the Board of Directors or as listed on a public exchange, and the exercise or issuance price. The Company recognizes compensation expense over the vesting term of the related option or common share. Had compensation expense for stock options been determined based on the fair value method of accounting proscribed by SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net income (loss) would have been decreased (increased) to the pro forma amounts indicated below.

                                                                                         THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                MARCH 31,
                                                    ------------------------------       -------------------
                                                      1998       1999       2000           2000       2001
                                                    --------   --------   --------       --------   --------
Net income (loss)--
  As reported.....................................   $1,912    $(5,220)   $(24,175)     $(5,702)     $(1,289)
  Pro forma.......................................    1,910     (5,378)    (25,838)     $(5,930)     $(1,521)
Basic net income (loss) per share--
  As reported.....................................   $ 0.19    $ (0.46)   $  (1.12)     $ (0.47)     $ (0.04)
  Pro forma.......................................     0.19      (0.47)      (1.20)     $ (0.49)     $ (0.05)
Diluted net income (loss) per share--
  As reported.....................................   $ 0.11    $ (0.46)   $  (1.12)     $ (0.47)     $ (0.04)
  Pro forma.......................................     0.11      (0.47)      (1.20)     $ (0.49)     $ (0.05)

       The Company's calculations of the fair value of stock options were made using the Black-Scholes option pricing model with the following assumptions and resulted in the following weighted average fair value of options granted during the period:

                                                                                         THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,               MARCH 31,
                                                    -------------------------------       -------------------
                                                      1998       1999       2000           2000       2001
                                                    --------   --------   ---------       --------   --------
Risk-free interest rates..........................    6%         6%          6%              6%        4.5%
Dividend yield....................................    --         --          --             --          --
Volatility........................................    --         --         85%             --         115%
Expected term.....................................  7 years    7 years    7 years         7 years    7 years
Weighted average fair value of options
 granted during the period........................   $0.43      $0.95      $8.69           $2.07      $7.28

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(7) STOCKHOLDERS' EQUITY (CONTINUED)

(e) EMPLOYEE STOCK PURCHASE PLAN

       In March 2000, the Company adopted the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan authorizes the issuance of up to 1,250,000 shares of common stock to participating employees at 85% of the closing price of the common stock on the first day or last day of each offering period, whichever is lower. In December 2000, 4,254 shares of common stock were issued to participating employees at a per share price of $9.67.

(f) WARRANTS

       At December 31, 1999 and 2000, the Company had warrants outstanding at exercise prices ranging from $0.67 to $9.00, as described below.

       In May 1997, the Company issued warrants to purchase 223,187 shares of common stock at an exercise price of $0.67 per share to investors in connection with a private placement of the Company's convertible promissory notes. The Company had 223,187 warrants outstanding at December 31, 1998 and 1999. In January 2000, the warrant holders exercised all warrants then outstanding for total proceeds to the Company of approximately $150.

       In September 1997, the Company issued 400,000 warrants to purchase Series B preferred stock at an exercise price of $5.00 per share in conjunction with a private placement of the Company's convertible promissory notes. In December 1998, the warrant holders exercised all Series B preferred stock warrants then outstanding for total proceeds to the Company of $2,000.

       In April 2000, the Company issued warrants to purchase 11,111 shares of common stock as consideration for entering into a line-of-credit agreement with a bank, as more fully described in Note 5. The warrant is exercisable through July 2002 and has an exercise price of $9.00 per share. The Company has calculated the fair value of this warrant as $48, which has been recorded as interest expense in the accompanying consolidated financial statements.

       In May 2000, the Company granted to P&G a fully exercisable warrant to purchase 875,000 shares of common stock as consideration for entering into a strategic relationship agreement (the Agreement), as more fully described in
Note 4. The warrant, which was exercisable for a period of two years at an exercise price of $9.00 per share, was converted into 561,960 shares of common stock via a cashless exercise during 2000. In addition, the Company agreed to grant P&G warrants to purchase up to 125,000 additional shares of common stock, exercisable at the then current fair market value per share, upon the achievement of milestones set forth in the Agreement, as defined. To date, no such milestones have been achieved.

       Using the Black-Scholes option pricing model and based upon an exercise price of $9.00 per share and a volatility factor of 85%, the Company calculated the fair value of the fully exercisable warrant to purchase 875,000 shares of common stock as approximately $3.8 million. In accordance with Emerging Issues Task Force Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING, GOODS OR SERVICES, this amount was recorded by the Company in the second quarter of 2000 as, first, a $1.2 million reduction of the revenue derived from the license agreement with P&G, and, second, a component of sales and marketing expense for $2.6 million. The Company will calculate and record the fair value of the warrants to purchase up to 125,000 additional shares of common stock as sales and marketing expense as P&G provides the services set forth in the Agreement.

(8) INCOME TAXES

       At its inception, the Company elected to be treated as a Subchapter S corporation for income tax purposes. Since income taxes related to the income of Subchapter S corporations are the responsibility of the individual stockholders, no provision for income taxes was recorded in the accompanying financial statements for the period from January 1, 1998 through April 2, 1998. On April 2, 1998, the Company re-incorporated as a Subchapter C corporation and the Company's Subchapter S corporation status was terminated. On that date, the accumulated losses incurred during the period in which the Company was a Subchapter S corporation were reclassified to

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(8) INCOME TAXES (CONTINUED)

additional paid-in capital. The Company's results of operations were taxed as a Subchapter C corporation for the period from April 3 through December 31, 1998, for which period a benefit for income taxes was recorded in the accompanying financial statements related to recording a deferred tax asset for certain future tax deductions for which it was deemed at the time more likely than not that the assets would be realized, due to actual and expected taxable income. Due to a change in the Company's profitability in 1999, the deferred tax asset was deemed not to be recoverable and, therefore, was expensed in the 1999 tax provision.

       For the period from January 1, 1998 through April 2, 1998, a pro forma income tax adjustment is required to adjust the Company's net income as if the Company were a Subchapter C corporation for all periods presented. However, the Company generated sufficient losses from operations in the years ended December 31, 1995 and 1996 to offset such taxable income. Therefore, no pro forma income tax adjustment has been presented.

       The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Under SFAS No. 109, a deferred tax asset or liability is recorded for all temporary differences between book and tax reporting of assets and liabilities. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of any deferred tax assets will not be realized. At December 31, 2000, the Company has available net operating losses (NOL's) of approximately $27,660 that are available to offset future taxable income through 2020. If substantial changes in the Company's ownership should occur, as defined by Section 382 of the Internal Revenue Code, there could be annual limitations on the amount of carryforwards which can be realized in future periods. Due to the uncertainty surrounding the Company's ability to realize these NOL's and the Company's other deferred tax assets, a full valuation allowance has been placed against the otherwise recognizable net deferred tax asset.

       The components of the (benefit from) provision for income taxes are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Current--
  Federal...................................................   $  67      $ (94)     $  --
  State.....................................................      19        (32)        --
                                                               -----      -----      -----
                                                                  86       (126)        --
                                                               -----      -----      -----
Deferred--
  Federal...................................................    (315)       305         --
  State.....................................................     (92)       102         --
                                                               -----      -----      -----
                                                                (407)       407         --
                                                               -----      -----      -----
    Total (benefit) provision...............................   $(321)     $ 281      $  --
                                                               =====      =====      =====

       The approximate income tax effect of each type of temporary difference and carryforwards is as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Net operating loss carryforwards............................  $ 2,538    $ 12,052
Cash to accrual adjustment..................................      305         203
Nondeductible reserves and accruals.........................      337         333
Capitalized software development costs......................     (799)     (1,591)
Nondeductible amortization of purchased intangibles.........       --      (1,400)
Less--Valuation allowance...................................   (2,381)     (9,597)
                                                              -------    --------
    Net deferred tax asset..................................  $    --    $     --
                                                              =======    ========

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(8) INCOME TAXES (CONTINUED)

       A reconciliation of the federal statutory rate to the effective rate is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                1998           1999           2000
                                                              --------       --------       --------
Federal statutory rate......................................     34.0%         (34.0)%       (34.0)%
State taxes, net of federal benefit.........................      6.3           (8.0)         (6.1)
Nondeductible amortization..................................       --             --           0.6
In-process research and development.........................       --             --           4.0
Increase in valuation allowance.............................       --           48.2          35.6
Income allocable to Subchapter S corporation................    (10.6)            --            --
Conversion from Subchapter S to Subchapter C corporation....    (48.4)            --            --
Other.......................................................     (1.4)          (0.5)         (0.1)
                                                               ------         ------         -----
    Effective rate..........................................    (20.1)%          5.7%           --%
                                                               ======         ======         =====

(9) COMMITMENTS

       The Company leases its facilities under operating lease agreements and certain of its equipment under noncancelable capital and operating lease agreements through 2009. The current portion of capital lease obligations is included in accrued expenses in the Company's consolidated balance sheet. Future minimum lease commitments under all noncancelable leases at March 31, 2001 are approximately as follows:

                                                              OPERATING   CAPITAL
                                                               LEASES      LEASES
                                                              ---------   --------
Year ending December 31,
2001........................................................   $  942       $ 52
2002........................................................    1,313         63
2003........................................................    1,215         56
2004........................................................      506         29
2005........................................................      513         --
Thereafter..................................................    1,979         --
                                                               ------       ----
  Total minimum lease payments..............................   $6,468        200
                                                               ======
Less--Amount representing interest..........................                  39
                                                                            ----
  Present value of minimum lease payments...................                 161
Less--Current portion of capital lease obligations..........                  59
                                                                            ----
  Capital lease obligations, net of current portion.........                $102
                                                                            ====

       Total rent expense was approximately $278, $409, $829, $152 and $313 for the years ended December 31, 1998, 1999 and 2000 and the three months ended March 31, 2000 and 2001, respectively.

(10) SEGMENT DISCLOSURE

       The Company measures operating results as a single reportable segment, which provides multiple products and services that allow manufacturers, purchasers and intermediaries to manage their complex contracts for the purchase and sale of goods. To date, all of the Company's revenues have been derived from customers located within the United States and all of the Company's assets and operations are located within the United States.

                          I-MANY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(11) VALUATION AND QUALIFYING ACCOUNTS

       A rollforward of the Company's allowance for doubtful accounts is as follows:

Balance at December 31, 1998................................   $ 100
  Additions.................................................     662
  Write-offs................................................    (212)
                                                               -----
Balance at December 31, 1999................................     550
  Additions.................................................     420
  Write-offs................................................    (134)
                                                               -----
Balance at December 31, 2000................................   $ 836
  Additions.................................................      26
  Write-offs................................................      --
                                                               -----
Balance at March 31, 2001...................................   $ 862
                                                               =====

(12) SUBSEQUENT EVENTS

(a) ACQUISITION OF VINTAGE SOFTWARE, INC.

       On January 25, 2001, the Company acquired all of the outstanding capital stock of Vintage Software, Inc. (Vintage), a software company which marketed a competing product to the Company's CARS software suite of products to mid-market pharmaceutical companies. The aggregate purchase price of $1.1 million included cash of $433,000, 34,096 shares of Company common stock with a fair value of $400,000, $200,000 in earnout bonuses, and transaction costs of $98,000. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, BUSINESS COMBINATIONS and the Company has consolidated the operations of Vintage beginning on the date of acquisition. No proforma information for the period ended March 31, 2001 has been presented as this purchase was not material.

(b) ACQUISITION OF INTERSOFT INTERNATIONAL, INC.

       On March 2, 2001, the Company acquired all of the outstanding capital stock of Intersoft International, Inc. (Intersoft), a supplier of sales and marketing automation products for the foodservice broker industry. The initial purchase price of $2.8 million included cash of $500,000, 115,733 shares of Company common stock with a fair value of $2.2 million and transaction costs of $99,000. In addition, upon achievement of certain quarterly revenue and income milestones through March 31, 2002, the Intersoft shareholders are entitled to additional consideration of up to $1.25 million, payable in the form of Company stock. The acquisition was accounted for as a purchase business combination in accordance with APB Opinion No. 16, BUSINESS COMBINATIONS and the Company has consolidated the operations of Intersoft beginning on the date of acquisition. Any additional consideration paid to the Intersoft shareholders as a result of future quarterly earnouts will be treated as additional purchase price and recorded as goodwill. No proforma information for the period ended March 31, 2001 has been presented as this purchase was not material.

(c) ACQUISITION OF BCL VISION LTD. (UNAUDITED)

       On April 9, 2001, the Company acquired all of the outstanding capital stock of BCL Vision Ltd. (BCL), a provider of collection and dispute management software and services based in London, United Kingdom. The initial purchase price of $12.0 million consists of cash of $4.0 million, 690,000 shares of Company common stock with a fair value of $6.9 million, assumed liabilities of approximately $800,000 and estimated transaction costs of $300,000. In addition, upon achievement of a certain revenue milestone through June 30, 2001, the BCL shareholders are entitled to additional consideration of up to $1.0 million, payable in the form of Company stock. The acquisition will be accounted for as a purchase business combination in accordance with APB Opinion No. 16, BUSINESS COMBINATIONS and the Company will consolidate the operations of BCL beginning on the date of acquisition. The Company has retained an independent appraiser for the purpose of allocating the initial consideration of approximately $12.0 million to the tangible and intangible assets acquired and the liabilities assumed. Any additional consideration paid to the BCL shareholders as a result of the future earnout will be treated as additional purchase price and recorded as goodwill.

(d) ACQUISITION OF PROVATO, INC. (UNAUDITED)

       On June 26, 2001, the Company signed an agreement to acquire all of the outstanding capital stock of Provato, Inc. in a merger transaction, which amended a prior agreement signed on April 18, 2001 to acquire Provato. In connection with the merger, the Company has agreed to issue up to 1,984,808 shares of I-many's common stock to the shareholders of Provato. The company will assume Provato's liabilities of approximately $1.0 million and expects to incur transaction costs of approximately $1.7 million, which includes up to $1.25 million of Provato's merger-related costs. In addition, the Company entered into a Convertible Note Purchase Agreement dated June 26, 2001 whereby Provato agreed to issue, and the Company agreed to purchase, a series of convertible notes during the time preceding the merger not to exceed a total of $2,000,000. Each note will have a two-year maturity from the date of issuance and will accrue interest at the prime rate plus 2%. Using the closing price of I-many's stock at June 30, 2001 of $13.50 per share, the purchase price of this merger transaction (including the principal balance of the convertible notes purchased by us) would be valued at up to $31.5 million. The Company expects this transaction will close around July 17, 2001.

(e) MARKETING ALLIANCE AGREEMENT (UNAUDITED)

       In April 2001, the Company entered into a Marketing Alliance Agreement (the Agreement) with Accenture LLP, pursuant to which Accenture has designated the Company for a period of at least one year as their preferred provider of automated contract management solutions. In addition, Accenture has agreed to provide the Company with certain strategic marketing and business development services at no charge over the term of the Agreement.

       As consideration for entering into the Agreement, the Company has designated Accenture as its preferred business integration provider for the Company's CARS suite of products. In addition, the Company granted to Accenture a fully exercisable warrant to purchase 124,856 shares of the Company's common stock. The warrant is exercisable for a period of three years at an exercise price of $9.725 per share. In addition, the Company has agreed to grant Accenture additional future warrants, each with a value equal to 10% of any revenues generated from certain future software licenses to Accenture's clients and prospects.

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the costs and expenses incurred by the Registrant in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee.

SEC registration fee........................................  $   372.34
Legal fees and expenses.....................................   10,000.00
Accounting fees and expenses................................   30,000.00
Miscellaneous...............................................    2,627.66
                                                              ----------
Total.......................................................  $43,000.00
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

       Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation sets forth procedures for the indemnification of the officers and directors of the Registrant. Article EIGHTH further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

       Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

       Set forth in chronological order is information regarding unregistered securities issued and options granted by the Registrant during the three years prior to the date of this Registration Statement.

       1. In April 2001, the Registrant granted to Accenture LLP a warrant to purchase 124,856 shares of its common stock pursuant to a Marketing Alliance Agreement with Accenture. In addition, the Registrant has agreed to grant Accenture additional future warrants, each with a value equal to 10% of any revenues generated from certain future software licenses to Accenture's clients and prospects. These securities were issued pursuant to an exemption from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       On January 25, 2001, the Registrant issued 34,096 shares of its unregistered common stock pursuant to its acquisition of Vintage Software, Inc. On March 2, 2001, the Registrant issued 115,733 shares of its unregistered common stock pursuant to its acquisition of Intersoft International, Inc. In addition, upon achievement of certain quarterly revenue and income milestones through March 31, 2002, the Intersoft shareholders are entitled to additional consideration of up to $1.25 million, payable in the form of the Registrant's stock. On April

9, 2001, the Registrant issued 690,000 shares of its unregistered common stock pursuant to its acquisition of BCL Vision, Ltd. In addition, upon achievement of a certain revenue milestone through June 30, 2001, the BCL shareholders are entitled to additional consideration of up to $1.0 million, payable in the form of the Registrant's stock. These shares were issued pursuant to an exemption from the Securities Act registration requirements set forth in Rule 506 under the Securities Act and, in the alternative, under Section 4(2) of the Securities Act.

       During the quarter ended December 31, 2000, in connection with the acquisition of Chi-Cor Information Management, Inc., the Registrant issued an aggregate of approximately 251,601 shares of its common stock to former stockholders of Chi-Cor, 85,139 shares of which are held in escrow. These shares were issued pursuant to an exemption from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       During the quarter ended December 31, 2000, the Registrant issued an aggregate of 684,441 shares of its common stock upon the exercise of outstanding options and warrants to purchase its common stock. These 684,441 shares include 561,960 shares of common stock issued to Procter & Gamble Company pursuant to a cashless exercise of the warrant issued to Procter & Gamble in May 2000 (as further described below).

       In May 2000, the Registrant granted to Procter & Gamble a warrant to purchase 875,000 shares of its common stick as consideration for entering into a strategic relationship agreement. In addition, upon the achievement of certain milestones, Procter & Gamble is entitled to warrants to purchase up to 125,000 additional shares of common stock. These securities were issued pursuant to an exemption from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       In April 2000, the Registrant issued warrants to purchase 11,111 shares of its common stock as consideration for entering into a line-of-credit agreement with a bank. These securities were issued pursuant to an exemption from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       On January 10, 2000, Goulder Investments Ltd. exercised warrants to purchase 74,375 common shares at $0.67 per share. On January 4, 2000, Bayview Ventures exercised warrants to purchase 148,812 common shares at $0.67 per share. These securities were offered and sold in reliance upon exemptions from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       On May 3, 1999 and July 27, 1999, the Registrant granted Leigh A. Powell options to purchase an aggregate of 812,500 common shares with an exercise price of $3.00 per share. On September 23, 1999, the Registrant granted Mr. Powell an option to purchase 28,875 common shares at an exercise price of $3.00 per share. On May 3, 1999 and September 23, 1999, the Registrant granted Philip M. St. Germain options for 87,500 and 21,875 common shares, respectively, with an exercise price of $3.00 per share. On December 1, 1999, the Registrant also granted Mr. St. Germain an option for 125,000 common shares with an exercise price of $3.80 per share. These securities were offered and sold in reliance upon the exemption provided under Section 4(2) of the Securities Act.

       On December 30, 1999, the Registrant issued and sold 1,244,325 shares of Series C preferred shares to certain accredited investors for aggregate consideration of $12,505,466. These securities were offered and sold in reliance upon exemptions from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       On April 29, 1998, the Registrant granted Leigh A. Powell and Philip M. St. Germain options to purchase 187,500 and 156,250 common shares, respectively, each with an exercise price of $1.20 per share. These securities were offered and sold in reliance upon the exemption provided under Section 4(2) of the Securities Act.

       On December 28, 1998, Insight Capital Partners II, L.P. exercised warrants to purchase 200,000 Series B preferred shares at $5.00 per share. On December 30, 1998, WI Software Investors LLC exercised warrants to purchase 200,000 Series B preferred shares at $5.00 per share. These securities were offered and sold in reliance upon exemptions from the Securities Act registration requirements set forth in Rule 506 under the Securities Act, and in the alternative, under Section 4(2) of the Securities Act.

       2. The Registrant from time to time has granted stock options to employees, directors and consultants in reliance upon an exemption under the Securities Act of 1933, as amended, pursuant to Rule 701 promulgated thereunder. The following table sets forth certain information regarding such grants:

                                                                        RANGE OF
                                                       NUMBER OF        EXERCISE
                                                        SHARES           PRICES
                                                       ---------   -------------------
January 1, 1997 to December 31, 1997.................    998,500   $              0.02
January 1, 1998 to December 31, 1998.................  1,819,563   $         1.20-1.52
January 1, 1999 to December 31, 1999.................  3,153,188   $         1.52-3.80
January 1, 2000 to May 31, 2000......................    634,063   $        4.20-10.80

       The stock options issued in the foregoing transactions were made in reliance upon an exemption from registration under Rule 701 of the Securities Act. No underwriters were involved in the foregoing sales of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) Exhibits:

EXHIBIT NO.                                 EXHIBIT
-----------      ------------------------------------------------------------
 3.1+            Certificate of Incorporation of the Registrant, as amended

 3.2+            Form of Amended and Restated Certificate of Incorporation

 3.3+            Bylaws

 3.4+            Form of Amended and Restated Bylaws

 4.1+            Specimen certificate for shares of common stock

 4.2+ Description of capital stock (contained in the Certificate of Incorporation filed as Exhibit 3.1)

 5.1             Opinion of Hale and Dorr LLP

10.1+            1994 Stock Plan

10.2+            1997 Stock Option/Stock Issuance Plan

10.3+            2000 Stock Incentive Plan

10.4+            2000 Non-Employee Director Stock Option Plan

10.5+            Amended and Restated Registration Rights Agreement, dated
                 December 30, 1999 by and among Registrant and the stockholders named therein

10.5.1+          Amendment No. 1 to Amended and Restated Registration Rights
                 Agreement, dated December 30, 1999 by and among Registrant and the stockholders named therein

10.5.2+          Amendment No. 2 to Amended and Restated Registration Rights
                 Agreement, dated December 30, 1999 by and among Registrant and the stockholders named therein

10.6+            Amended and Restated Stockholders' Agreement, dated December
                 30, 1999, by and among Registrant and the stockholders named therein

10.7+ Form of sublease agreement, dated February 11, 2000, between Registrant and PXRE Corporation regarding premises at 399
                 Thornall Street, Edison, New Jersey

                                      II-3



10.8+ Lease agreement, dated September 30, 1998, between Registrant and Metro Four Associates Limited Partnership regarding premises at 379 Thornall Street, Suite 406, Edison, New Jersey

10.9+ Lease agreement, dated September 25, 1997, between Registrant and Hega Realty Trust regarding premises at 537 Congress
                 Street, Portland, Maine

10.10+           Lease agreement, dated May 24, 1996, between Registrant and
                 Hega Realty regarding premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine

10.11+ First Amendment, dated February 8, 1999, to lease agreement, dated May 24, 1996, for premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine

10.12+           Second Amendment, dated May 27, 1999, to lease agreement, dated
                 May 24, 1996, for premises at 537 Congress Street, Suites 500,
                 501 and 504, Portland, Maine

10.13+ Third Amendment, dated March 13, 2000, to lease agreement, dated May 24, 1996, for premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine

10.14+           Fourth Amendment, dated April 5, 2000, to lease agreement dated
                 May 24, 1996, for premises at 537 Congress Street, Suites 500,
                 501 and 504, Portland, Maine

10.15+           Employment letter, dated July 27, 1999, between Registrant and
                 A. Leigh Powell

10.16+           Employment agreement, dated December 23, 1997, between
                 Registrant and Philip St. Germain

10.17+ Employment letter, dated December 26, 1998, between Registrant and Steven I. Hirschfeld

10.18+ Employment letter, dated January 6, 1998, between Registrant and Thomas Mucher

10.19+           Employment letter, dated July 23, 1999, between Registrant and
                 Terry Nicholson

10.20+ Employment agreement, dated April 27, 1998, between Registrant and Gerald O'Connell

10.21+ Form of Indemnification Agreement between the Registrant and each of its directors and officers

10.22+           Master Services Agreement, dated November 15, 1999 between
                 Registrant and Sapient Corporation

10.23+           Strategic Relationship Agreement with The Procter and Gamble
                 Company, dated May 1, 2000

10.24+           Warrant issued to The Procter and Gamble Company, dated May 1,
                 2000

10.25+           Assignment of Lease, dated May 5, 2000, by and between
                 Registrant and GoFish.com, Inc. regarding premises at 511 Congress Street, Sixth Floor, Portland, Maine

10.26++ Agreement and Plan of Merger and Reorganization, dated as of November 3, 2000, by and among the Registrant, Cimian
                 Corporation, Chi-Cor Information Management, Inc. and certain stockholders

10.27+++         Employment Agreement, dated October 13, 2000, between
                 Registrant and A. Leigh Powell

10.28++++        Share Purchase Agreement dated as of April 9, 2001 among the
                 Registrant and BCL

10.29            2001 Employee Stock Option Plan

                                      II-4



10.30            2001 Stock Incentive Plan

23.1             Consent of Hale and Dorr LLP (included in Exhibit 5.1)

23.2             Consent of Arthur Andersen LLP

24.1 Power of Attorney (included in the signature page of this Registration Statement

------------------------

+      Incorporated by reference to the Registrant's Registration
       Statement on Form S-1, as amended (File No. 333-32346) originally filed with the SEC on March 13, 2000.

++ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

+++ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

++++ Incorporated by reference to the Registrant's Current Report on Form 8-K dated April 24, 2001.

(b)    Financial Statement Schedules.

       None.

SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

       The information which is required under Schedule II, under the applicable accounting regulations of the Securities and Exchange Commission, has been included in the notes to the Consolidated Financial Statements as appropriate, and therefore, separate schedules have been omitted.

ITEM 17. UNDERTAKINGS.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

       (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                    SIGNATURE

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Maine on July 11, 2001.

                                        I-MANY, INC.

                                        By:  /s/ A. LEIGH POWELL
                                           -------------------------------------
                                           A. Leigh Powell
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

       We, the undersigned officers and directors of I-many, Inc. (the "Company"), hereby severally constitute and appoint Philip M. St. Germain and A. Leigh Powell, and each of them singly, our true and lawful attorneys, with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said Registration Statement (including any post-effective amendment to convert this Registration Statement to a Registration Statement on Form S-3), and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                SIGNATURE                     TITLE(S)                                     DATE
                ---------                     --------                                     ----
/s/ A. LEIGH POWELL
---------------------------------           President, Chief Executive Officer             July 11, 2001
A. Leigh Powell                             and Chairman of the Board of Directors
                                            (Principal Executive Officer)

/s/ PHILIP M. ST. GERMAIN                   Chief Financial Officer, Treasurer and         July 11, 2001
---------------------------------           Director (Principal Financial and
Philip M. St. Germain                       Accounting Officer)


/s/ WILLIAM F. DOYLE
---------------------------------           Director                                       July 11, 2001
William F. Doyle

/s/ JEFFREY HORING
---------------------------------           Director                                       July 11, 2001
Jeffrey Horing

/s/ MURRAY B. LOW
---------------------------------           Director                                       July 11, 2001
Murray B. Low

/s/ E. DAVID HETZ
---------------------------------           Director                                       July 11, 2001
E. David Hetz

                                  EXHIBIT INDEX

EXHIBIT NO.                                EXHIBIT
-----------      ------------------------------------------------------------
 3.1+            Certificate of Incorporation of the Registrant, as amended

 3.2+            Form of Amended and Restated Certificate of Incorporation

 3.3+            Bylaws

 3.4+            Form of Amended and Restated Bylaws

 4.1+            Specimen certificate for shares of common stock

 4.2+ Description of capital stock (contained in the Certificate of Incorporation filed as Exhibit 3.1)

 5.1             Opinion of Hale and Dorr LLP

10.1+            1994 Stock Plan

10.2+            1997 Stock Option/Stock Issuance Plan

10.3+            2000 Stock Incentive Plan

10.4+            2000 Non-Employee Director Stock Option Plan

10.5+            Amended and Restated Registration Rights Agreement, dated
                 December 30, 1999 by and among Registrant and the stockholders named therein

10.5.1+          Amendment No. 1 to Amended and Restated Registration Rights
                 Agreement, dated December 30, 1999 by and among Registrant and the stockholders named therein

10.5.2+          Amendment No. 2 to Amended and Restated Registration Rights
                 Agreement, dated December 30, 1999 by and among Registrant and the stockholders named therein

10.6+            Amended and Restated Stockholders' Agreement, dated December
                 30, 1999, by and among Registrant and the stockholders named therein

10.7+ Form of sublease agreement, dated February 11, 2000, between Registrant and PXRE Corporation regarding premises at 399
                 Thornall Street, Edison, New Jersey

10.8+ Lease agreement, dated September 30, 1998, between Registrant and Metro Four Associates Limited Partnership regarding premises at 379 Thornall Street, Suite 406, Edison, New Jersey

10.9+ Lease agreement, dated September 25, 1997, between Registrant and Hega Realty Trust regarding premises at 537 Congress
                 Street, Portland, Maine

10.10+           Lease agreement, dated May 24, 1996, between Registrant and
                 Hega Realty regarding premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine

10.11+ First Amendment, dated February 8, 1999, to lease agreement, dated May 24, 1996, for premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine

10.12+           Second Amendment, dated May 27, 1999, to lease agreement, dated
                 May 24, 1996, for premises at 537 Congress Street, Suites 500,
                 501 and 504, Portland, Maine

10.13+ Third Amendment, dated March 13, 2000, to lease agreement, dated May 24, 1996, for premises at 537 Congress Street, Suites
                 500, 501 and 504, Portland, Maine



10.14+           Fourth Amendment, dated April 5, 2000, to lease agreement dated
                 May 24, 1996, for premises at 537 Congress Street, Suites 500,
                 501 and 504, Portland, Maine

10.15+           Employment letter, dated July 27, 1999, between Registrant and
                 A. Leigh Powell

10.16+           Employment agreement, dated December 23, 1997, between
                 Registrant and Philip St. Germain

10.17+ Employment letter, dated December 26, 1998, between Registrant and Steven I. Hirschfeld

10.18+ Employment letter, dated January 6, 1998, between Registrant and Thomas Mucher

10.19+           Employment letter, dated July 23, 1999, between Registrant and
                 Terry Nicholson

10.20+ Employment agreement, dated April 27, 1998, between Registrant and Gerald O'Connell

10.21+ Form of Indemnification Agreement between the Registrant and each of its directors and officers

10.22+           Master Services Agreement, dated November 15, 1999 between
                 Registrant and Sapient Corporation

10.23+           Strategic Relationship Agreement with The Procter and Gamble
                 Company, dated May 1, 2000

10.24+           Warrant issued to The Procter and Gamble Company, dated May 1,
                 2000

10.25+           Assignment of Lease, dated May 5, 2000, by and between
                 Registrant and GoFish.com, Inc. regarding premises at 511 Congress Street, Sixth Floor, Portland, Maine

10.26++ Agreement and Plan of Merger and Reorganization, dated as of November 3, 2000, by and among the Registrant, Cimian
                 Corporation, Chi-Cor Information Management, Inc. and certain stockholders

10.27+++         Employment Agreement, dated October 13, 2000, between
                 Registrant and A. Leigh Powell

10.28++++        Share Purchase Agreement dated as of April 9, 2001 among the
                 Registrant and BCL

10.29            2001 Employee Stock Option Plan

10.30            2001 Stock Incentive Plan

23.1             Consent of Hale and Dorr LLP (included in Exhibit 5.1)

23.2             Consent of Arthur Andersen LLP

24.1 Power of Attorney (included in the signature page of this Registration Statement

------------------------

+ Incorporated by reference to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-32346) originally filed with the SEC on March 13, 2000.

++ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

+++ Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

++++ Incorporated by reference to the Registrant's Current Report on Form 8-K dated April 24, 2001.